AR/S

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K


SEC MAIL
RECEIVED
PROCESSING
WASH. D.C.
SEP 21 2007
161
SECTION

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 2, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 0-50761


07077522

AngioDynamics, Inc.
(Exact name of registrant as specified in its charter)

Delaware	11-3146460
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

603 Queensbury Ave., Queensbury, New York	12804
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (518) 798-1215

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common stock, par value $.01	The NASDAQ Stock Market LLC
Preferred Stock Purchase Rights	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of December 2, 2006, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the registrant's common stock held by non-affiliates was $285,492,000, computed by reference to the last sale price of the common stock on that date as reported by The Nasdaq National Market.

As of July 31, 2007, there were 23,963,866 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the registrant's 2007 Annual Meeting of Stockholders to be held October 22, 2007 are incorporated by reference in Part III of this Form 10-K Report.

AngioDynamics, Inc. and Subsidiaries

INDEX

Part I

Item 1. *Business*

(a) *General Development of Business*

Overview

We are a provider of innovative medical devices used in minimally invasive, image-guided procedures to treat peripheral vascular disease, or PVD, and local oncology therapy options for treating cancer, including radiofrequency ablation, or RFA, and systems and embolization products for treating cancerous tumors. We design, develop, manufacture and market a broad line of therapeutic and diagnostic devices that enable interventional physicians (interventional radiologists, vascular surgeons, surgical oncologists and others) to treat PVD, tumors, and other non-coronary diseases. Unlike several of our competitors that focus on the treatment of coronary diseases, we believe that we are the only company whose primary focus is to offer a comprehensive product line for the interventional treatment of these diseases.

We have been in business since 1988. Our corporate headquarters is located at 603 Queensbury Avenue, Queensbury, New York 12804. Our phone number is (518) 798-1215 and our website address is www.angiodynamics.com. (1)

Available Information

We file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, amendments to those reports and other information with the Securities and Exchange Commission (the "SEC"). The public can obtain copies of these materials by visiting the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549, by calling the SEC at 1-800-SEC-0330 or by accessing the SEC's website at www.sec.gov. In addition, as soon as reasonably practicable after such materials are filed with or furnished to the SEC, we make copies available to the public free of charge on or through our website.

History

AngioDynamics was founded in 1988 as a division of E-Z-EM, Inc., a leading developer and manufacturer of gastrointestinal contrast agents and related imaging accessories. In 1992, AngioDynamics was organized in the State of Delaware as a wholly owned subsidiary of E-Z-EM under the name A.D., Inc. In 1996, E-Z-EM transferred the business of its A.D. division to this subsidiary and we changed our name to AngioDynamics, Inc. In June 2004, we completed the initial public offering of our shares of common stock. The offering consisted of 2,242,500 shares (including 292,500 shares issued pursuant to the underwriters' over-allotment option) at an initial public offering price of $11.00 per share. As a result of the offering, E-Z-EM, Inc. held 80.4% of our shares. On October 30, 2004, E-Z-EM distributed all of its shares of AngioDynamics common stock to its stockholders. In May 2006, we completed a follow-on public offering of our shares of common stock. The offering consisted of 2,760,000 shares (including 360,000 shares issued pursuant to the underwriters' over-allotment option) at a public offering price of $24.07 per share.

Recent Developments

On January 29, 2007, we completed the acquisition of RITA Medical Systems, Inc. ("RITA") for a total purchase price of approximately $244 million, comprised of approximately 7.9 million shares of our common stock, the assumption of outstanding RITA options and other convertible securities, which are exercisable for an

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(1) This website address is not intended to function as a hyperlink, and information on our website is not part of this Annual Report on Form 10-K.

additional 1.9 million shares of our common stock, and approximately $24 million in cash. We acquired RITA for its market position, premium product offerings, developed and emerging technologies in the fields of interventional oncology and vascular access, its intellectual property and its highly skilled workforce.

On October 12, 2006, we entered into a Stock Purchase Agreement (the "Purchase Agreement") with Oncobionic, Inc. ("Oncobionic") and the shareholders of Oncobionic to acquire all of the issued and outstanding shares of the capital stock of Oncobionic for $25 million, subject to Oncobionic's successful performance and completion of human use tests confirming the acute efficacy of irreversible electroporation in ablating prostate cancer.

(b) ***Narrative Description of Business***

General

We classify our products into two product groups—Interventional Products, which consist primarily of angiographic products and accessories, dialysis products, vascular access products, venous products, thrombolytic products, PTA products, and drainage products and Oncology Products, which consist primarily of radio-frequency ablation products, tumor embolization products, and laparoscopic resection products.

Our principal competitive advantages are our dedicated market focus, established brands and innovative products. We believe we are the only company whose primary focus is to offer a comprehensive product line for the treatment of PVD and other non-coronary diseases. Our acquisition of RITA clarifies our position as the only company focused on minimally-invasive treatments for cancer patients. We believe our dedicated focus enhances patient care and engenders loyalty among our customers. As a provider of interventional devices for almost two decades, we believe we have established AngioDynamics' brands as premium performance products. We collaborate frequently with leading interventional physicians in developing our products and rely on these relationships to further support our brands. Our chief executive officer is the only business executive from the medical device industry to serve on the Strategic Planning Committee of the Society of Interventional Radiology. This appointment provides us with awareness of emerging clinical trends, high visibility among interventional physicians and opportunities to understand and influence the evolution of interventional therapies.

We sell our broad line of quality devices for minimally invasive therapies in the United States through a direct sales force and outside the U.S. through a combination of direct sales and distributor relationships. As of July 31, 2007, our sales organization numbered 102 in the U.S. and 15 outside the U.S. The 117 employees in the sales organization include direct sales representatives, clinical specialists, and management personnel. For fiscal years 2007, 2006, and 2005, 6.3%, 4.2%, and 5.0%, of our net sales were in non-U.S. markets. Sales to any one country outside the United States did not comprise a material portion of our net sales in any of the last three fiscal years. We support our customers and sales organization with a marketing staff that includes product managers and customer service representatives, and other marketing specialists. Our dedicated sales force and growing portfolio of products have contributed to our strong sales growth.

Peripheral Vascular Disease

Peripheral vascular disease encompasses a number of conditions in which the arteries or veins that carry blood to or from the legs, arms or non-cardiac organs become narrowed, obstructed or stretched. Structural deterioration in the blood vessels due to aging and the accumulation of atherosclerotic plaque results in restricted or diminished blood flow. Common symptoms include numbness, tingling, persistent pain or cramps in the extremities and deterioration of organ function, such as renal failure or intestinal malabsorption. Common PVDs also include venous insufficiency, a malfunction of one or more valves in the leg veins, which often leads to painful varicose veins and/or potentially life-threatening blood clots, and abdominal aortic aneurysms, or AAA, a ballooning, or stretching, of the aorta, which can lead to a potentially fatal rupture. Individuals who are over age 50, smoke, are overweight, have lipid (i.e., cholesterol) disorders, are diabetic or have high blood pressure are at the greatest risk of developing PVD.

Peripheral Interventional Medicine

Peripheral interventional medicine involves the use of minimally invasive, image-guided procedures to treat peripheral vascular and other non-coronary diseases. In these procedures, x-rays, ultrasound, MRI and other diagnostic imaging equipment are used to guide tiny instruments, such as catheters, through blood vessels or the skin to treat diseases. Increasing use of these techniques has accompanied advances in device designs and imaging technologies that enable physicians to diagnose and treat peripheral disorders in a much less invasive manner than traditional open surgery. Interventional procedures are generally less traumatic and less expensive, as they involve less anesthesia, a smaller incision and a shorter recovery time.

Peripheral interventional procedures are performed primarily by physicians specially trained in minimally invasive, image-guided techniques. This group of interventional physicians includes interventional radiologists, vascular surgeons and others. Interventional radiologists are board certified radiologists who are fellowship trained in image-guided, percutaneous (through the skin) interventions. These physicians historically have developed many interventional procedures, including balloon angioplasty, vascular stenting and embolization, and perform the majority of peripheral interventional procedures. There are currently more than 5,000 interventional radiologists in the United States performing over four million procedures annually. Vascular surgeons have traditionally been trained for open surgical repair of arterial and venous disorders. A large number are now increasingly performing interventional procedures, and accredited vascular surgery training programs now generally require instruction in interventional, image-guided peripheral vascular procedures. Increasingly, interventional radiologists and vascular surgeons are forming joint practices to capture additional patient referrals by providing a broader range of interventional treatments. Other physicians who perform peripheral interventional procedures include interventional cardiologists and interventional nephrologists.

Interventional and Surgical Oncology

Interventional oncology is an emerging specialty in which minimally invasive techniques and technologies are used to diagnose and treat cancers throughout the body. Percutaneous biopsy, chemoembolization, tumor ablation, PICC and port implantation, and radiofrequency ablation are just a few of the numerous procedures performed by interventional oncologists. In collaboration with other medical specialties focused on the cancer patient, the interventional oncologist brings an expertise in advanced imaging, catheter-based techniques, and minimally invasive procedures not found in other medical specialties.

Products

Our current product offerings consist of the following product categories:

Products	2007 Net Sales $	2007 % of Net Sales
	(dollars in thousands)	
Interventional Products	$101,126	90.1%
Oncology Products	11,101	9.9
Total	$112,227	100.0%

All products discussed below have been cleared for sale in the United States by the U.S. Food and Drug Administration, or the FDA.

We have registered a number of marks with the U.S. Patent and Trademark Office, including AngioDynamics; Pulse*Spray; MORPHEUS CT; EVENMORE; ABSCESSION; TOTAL ABSCESSION; SPEEDLYSER; ANGIOFLOW; HYDROTIP; MEMORY TIP; SOS OMNI; HABIB 4X; LifeJet; Circle C; Vortex; LifeGuard; NeoStar; LifeValve; and SOFT-VU. This annual report on Form 10-K also contains trademarks of companies other than AngioDynamics.

INTERVENTIONAL PRODUCTS

Interventional Products consist primarily of angiographic products and accessories, dialysis products, vascular access products, venous products, PTA products, thrombolytic products, and drainage products.

Angiographic Products and Accessories

Angiographic products and accessories are used during virtually every peripheral vascular interventional procedure. These products permit interventional physicians to reach targeted locations within the vascular system to deliver contrast media for visualization purposes and therapeutic agents and devices, such as stents or PTA balloons. Angiographic products consist primarily of angiographic catheters, but also include entry needles and guidewires specifically designed for peripheral interventions, and fluid management products.

We manufacture angiographic catheters that are available in over 500 tip configurations and lengths, either as standard items or made to order, and an advanced guidewire.

- *SOFT-VU®*. Our proprietary SOFT-VU technology incorporates a soft, atraumatic tip, which is easily visualized under fluoroscopy.
- *ANGIOPTIC™*. The *ANGIOPTIC* line is distinguished from other catheters because the entire instrument is highly visible under fluoroscopy.
- *Accu-Vu™*. The Accu-Vu is a highly visible, accurate sizing catheter used to determine the length and diameter of a vessel for endovascular procedures. Accu-Vu provides a soft, highly radiopaque tip with a choice of platinum radiopaque marker patterns along the shaft for enhanced visibility and accuracy. Sizing catheters are used primarily in preparation for aortic aneurysm stent-grafts, percutaneous balloon angioplasty, peripherally placed vascular stents and vena cava filters.
- *Mariner™*. The Mariner is a hydrophilic-coated angiographic catheter. It uses our patented Soft-Vu catheter technology to deliver contrast media to anatomy that is difficult to reach. The advanced hydrophilic coating technology significantly reduces catheter surface friction, providing smoother navigation through challenging vasculature with optimal handling and control.
- *AQUALiner®*. The AQUALiner is a technologically advanced guidewire. This guidewire is used to provide access to difficult to reach locations in interventional procedures requiring a highly lubricious wire. The AQUALiner guidewire incorporates proprietary advanced coating technology that allows smooth frictionless navigation.

We offer uncoated, Teflon-coated and hydrophilic-coated guidewires to support our core angiographic catheter line. Our major competitors in the peripheral angiographic market are Boston Scientific Corporation, Cook Incorporated and Cordis Corporation, a subsidiary of Johnson & Johnson Inc.

Dialysis Products

We market a complete line of dialysis products that provide short- and long-term vascular access for dialysis patients. Dialysis, or cleaning of the blood, is necessary in conditions such as acute renal failure, chronic renal failure and end-stage renal disease, or ESRD. The kidneys remove excess water and chemical wastes from blood, permitting clean blood to return to the circulatory system. When the kidneys malfunction, waste substances cannot be excreted, creating an abnormal buildup of wastes in the bloodstream. Dialysis machines are used to treat this condition. Dialysis catheters, which connect the patient to the dialysis machine, are used at various stages in the treatment of every dialysis patient.

We currently offer a wide variety of dialysis catheters, including:

- *SCHON™*. The SCHON chronic dialysis catheter is designed to be self-retaining, deliver high flow rates and provide patient comfort. The Schon is for long-term use.

- *EvenMore™*. The EvenMore is our first internally manufactured catheter. It is a low profile end-hole design catheter that provides very efficient dialysis. It was designed for long-term use with our proprietary Durathane shaft, which offers high resistance to chemicals used to clean the insertion site.
- *Dura-Flow™*. The Dura-Flow chronic dialysis catheter is designed to be durable, maximize flow rates and provide for easier care and site maintenance. The Dura-Flow chronic dialysis catheter is for long-term use.
- *Schon XL®*. The Schon XL acute dialysis catheter is designed to be kink resistant, deliver high flow rates, offer versatile positioning and provide patient comfort. Schon XL is for short-term use.
- *Dynamic Flow™*. Our Dynamic Flow chronic dialysis catheter is designed for long-term use in dialysis patients. It features a Durathane shaft that offers higher chemical resistance than polyurethane, simplifying site care requirements. The Dynamic Flow also features a split tip design and a proximal shaft that reduces the chance of kinking after it reaches placement.
- *LifeJet™ F-16*. The LifeJet F-16 chronic dialysis catheter features the largest lumens available. This facilitates high flow rates while keeping arterial and venous pressures low.
- *Circle C®*. The *Circle C* design provides the industry with smaller diameter catheters engineered to deliver efficient flow rate with minimal invasiveness for dialysis of apheresis.

We purchase from Medcomp and resell under our name our Schon, Schon XL, and Dura-Flow dialysis catheters under an exclusive worldwide license. We also purchase our Dynamic Flow catheters under a non-exclusive license from Medcomp.

Boston Scientific, C.R. Bard, Inc., Kendall Healthcare Products, a subsidiary of Tyco International Ltd., and Medcomp; are our major competitors in the development, production and marketing of dialysis catheters.

Vascular Access Products

Image-guided vascular access, or IGVA, involves the use of advanced imaging equipment to guide the placement of catheters that deliver primarily short-term drug therapies, such as chemotherapeutic agents and antibiotics, into the central venous system. Delivery to the circulatory system allows drugs to mix with a large volume of blood as compared to intravenous drug delivery into a superficial vessel. IGVA procedures include the placement of percutaneously inserted central catheter, or PICC lines, implantable ports and central venous catheters, or CVCs.

Our vascular access products include:

- *MORPHEUS® CT PICC*. These PICC lines provide short- or long- term peripheral access to the central venous system for intravenous therapy and blood sampling. They are constructed of a biocompatible and durable material called Durathane, and have increased stiffness from the proximal end to the distal end, which provides ease of use and enhanced patient safety and comfort. These products are intended for use with CT injectors, allowing physicians to use the existing PICC for both medications and CT imaging, thus avoiding the need for an additional access site.
- *MORPHEUS® CT PICC Insertion Kit*. In May 2006, we introduced our insertion kit, which allows our Morpheus CT PICC to be inserted at a patient's bedside instead of in the hospital radiology suite. The kit was specifically designed for interventional radiologists, nurse practitioners, physician assistants and radiology technicians who perform placement of PICC lines.
- *Micro Access Sets*. Our micro access sets provide interventional physicians a smaller introducer system for minimally invasive procedures.

- *Transjugular Access Set.* Our transjugular liver access set is used to provide access in a transjugular intrahepatic portosystemic shunt (TIPS) procedure. A TIPS procedure involves placing a shunt in the liver between the hepatic and portal veins. This relieves the pressure on the portal system in an effort to resolve the bleeding complications often encountered in end-stage liver failure.

- *Specialty Access Ports.* Specialty access ports are implantable devices utilized for the central venous administration of a variety of medical therapies and for blood sampling and diagnostic purposes. Central venous access facilitates a more systemic delivery of treatment agents, while mitigating certain of the harsh side effects of certain treatment protocols and eliminating the need for repeated access to peripheral veins. Once implanted in the body, a port can be utilized for up to approximately 2,000 accesses depending upon needle gauge size and the port size. Our specialty access ports are used primarily in systemic or regional short-and long-term cancer treatment protocols that require frequent infusions of highly concentrated or toxic medications (such as chemotherapy agents, antibiotics or analgesics) and frequent blood samplings. This product line consists of the following families of products: (i) the Vortex family of ports including Vortex VTX, LifePort VTX, Triumph™ VTX and Genesis™ VTX; (ii) LifePort; (iii) Triumph-1; (iv) Infuse-a-Port; (v) OmegaPort; (vi) TitanPort; and (vii) the Vortex MP Port system.

- Our Vortex® line of ports is a clear-flow port technology that revolutionized port design. With its rounded chamber, the Vortex® is designed to have no sludge-harboring corners or dead spaces. This contrasts to conventional ports where squared reservoir design promotes sludge accumulation setting the stage for occlusions and infections. A tangential stem adds to the flow dynamics, which is designed to result in a hyper-cleaning flow process to remove blood deposits and drug residuals.

- *The LifeGuard™ Safety Infusion Set* and *The LifeGuard Vision™* are used to infuse our ports and complement our port and vascular access catheters. The innovative design of these products was developed with the input of clinicians to provide safer needle placements, and the needles' low profile design is intended to allow clinicians to easily dress the site. We believe that the ease of use and visual confirmation of safety is ideal in the clinical setting.

- *Neostar®.* The Neostar® Tunneled Central Venous Catheters are among the most well known and trusted names in catheters. The central venous catheters are intended for long-term vascular access, suitable for chemotherapy, infusion of intravenous fluids or drugs parental nutrition, transfusion or sampling blood products. With single, double and triple lumen configurations, one-piece Y-hubs for mirror smooth transition points and complete tray availability, the Neostar® is an excellent choice for valued patients.

- *LifeValve® Platinum.* The LifeValve® central venous catheter incorporates the only technology that features two separate areas for aspiration and infusion for more reliable operation and fewer interventions. The patented "Duckbill" infusion valve is designed to reduce incidence of blood back flow resulting in improved performance. A stiffening stylet and a rounded atraumatic tip facilitate passage into the vessel while the over-the-guidewire feature is engineered to reduce procedure time and complexity.

Our competitors in this market include Arrow International, Inc., Boston Scientific, Cook, C.R. Bard, Deltec, Inc., a subsidiary of Smiths Group plc, and Medcomp.

Venous Products

Our venous products consist of our VenaCure® products and Sotradecol.

Our VenaCure products are used in endovascular laser procedures to treat superficial venous disease (varicose veins). Superficial venous disease is a malfunction of one or more valves in the leg veins. These procedures are a less invasive alternative to vein stripping for the treatment of this condition. Vein stripping is a lengthy, painful and traumatic surgical procedure that involves significant patient recovery time. In contrast, laser treatment is an outpatient procedure that generally allows the patient to quickly return to normal activities with no scarring and minimal post-operative pain.

With our VenaCure NeverTouch™ products, laser energy is used to stop the source of the pressure by ablating, or collapsing and destroying, the affected vein. The body subsequently routes the blood to other healthy veins. Our products are sold as a system that includes a diode laser with our NeverTouch disposable components, training and marketing materials. The diode laser is a self-contained reusable instrument. The disposable components in the system include a NeverTouch laser fiber system, an access sheath, access wires and needles. The training and marketing materials include a two-day physician training course, a comprehensive business development package and patient marketing kit.

Although our non-exclusive license to sell the biolitec laser and laser fiber components to interventional radiologists and vascular surgeons in the United States and Canada expired in April 2007, we continue to purchase the laser and laser fibers used in our Precision 810 and Precision 980 VenaCure products from biolitec, Inc. We are discussing an amended and extended agreement with biolitec, and we have identified several other vendors for the lasers and laser fibers to replace those we purchase from biolitec. biolitec sells its ELVeS 810 and ELVeS 980, which are substantially identical to the lasers in our Precision 810 and Precision 980, to customers other than interventional radiologists and vascular surgeons in the United States and Canada and distributes those products without restriction in the rest of the world.

An important part of our focus on the peripheral vascular disease market is the treatment of varicose veins. With an estimated one-half of all Americans over the age of 60 suffering from varicose veins, the market for this treatment is large and growing. We believe that Sotradecol, a sclerosing drug that was recently approved by the FDA and that we introduced in November, 2005, combined with our currently available precision drug-delivery catheter technology, such as UNI*FUSE, will become an important method of treating varicose veins. Sotradecol has been shown to be an effective treatment of small, uncomplicated varicose veins of the lower extremities, in addition to ablation of the great saphenous vein. Catheter-directed sclerotherapy has the advantages of requiring no investment in capital equipment and requires no local anesthesia because it is virtually pain free. We believe that laser-based treatment systems will continue to be an important part of the vein treatment market in the United States for some time, but that laser treatments may eventually be eclipsed by catheter-directed sclerotherapy, as has occurred in Europe. This approach to treating varicose veins has the potential for greater intellectual property protection and higher gross margins than our laser-based VenaCure products and, most importantly, can be incorporated with some of our existing patented products. In October 2005, we entered into a supply and distribution rights agreement with Bioniche Pharma Group Limited under which we were appointed the exclusive distributor to interventional radiologists and several other specialists in the United States of Sotradecol™, a sclerosing drug that was recently approved by the FDA, for the treatment of varicose veins and other vascular indications as may be approved by the FDA. In July 2006, the agreement was amended to expand our exclusive distribution rights to cover all "persons" in the United States, which may include hospital pharmacies, group purchasing organizations and wholesalers, as well as all physicians, for use in treating varicose veins or other approved vascular indications, subject to Bioniche Pharma's termination of any existing relationships with or commitments to all other third parties for the sale and/or distribution of Sotradecol in the United States. Sotradecol is the only FDA-approved sodium tetradecyl sulfate injection currently available in the United States.

Competition for the treatment of venous insufficiency includes surgical vein stripping treatments, radiofrequency (RF) ablation, which we believe is more expensive and time consuming than laser treatment, and other laser treatments of the greater saphenous vein. The leading provider for RF ablation is VNUS Medical Technologies Inc. Companies competing in the laser segment include biolitec, Diomed, Inc., Dornier MedTech GmbH, and Vascular Solutions, Inc.

PTA Products

PTA (percutaneous transluminal angioplasty) procedures are used to open blocked blood vessels and dialysis access sites using a catheter that has a balloon at its tip. When the balloon is inflated, the pressure flattens the blockage against the vessel wall to improve blood flow. PTA is now the most common method for opening a blocked vessel in the heart, legs, kidneys or arms.

Our PTA dilation balloon catheters include:

- *WorkHorse™*. Our WorkHorse product is a high-pressure balloon catheter offered in 54 configurations. While the WorkHorse can perform other peripheral PTA procedures, we believe the device is used primarily for treating obstructed dialysis access sites.
- *WorkHorse™ II*. The WorkHorse II is a high-pressure, non-compliant PTA balloon catheter. This product is an extension to our WorkHorse PTA catheter, with enhanced WorkHorse features to improve product performance during declotting procedures for dialysis access sites.
- *Profiler®*. The Profiler is a low profile, high-visibility balloon catheter that features a soft, radiopaque, tapered tip and a flexible, non-kinking catheter shaft with exceptional pushability. The low profile of the Profiler opens access to small vessels and tortuous anatomy and is available with multiple balloon sizes and catheter lengths.

AngioFlow® is a catheter-based flow meter that we believe is the only currently available intra-vascular device to measure blood flow in dialysis access sites during an access site clearing procedure. This capability allows interventional physicians to evaluate the efficacy of an access site clearing procedure during the procedure, thus likely improving the outcome and lessening the need for repeat procedures.

Boston Scientific, Cordis, Cook and C.R. Bard are our primary competitors in the PTA dilation market.

Thrombolytic Products

Thrombolytic catheters are used to deliver thrombolytic agents, which are drugs that dissolve blood clots in hemodialysis access grafts, arteries, veins and surgical bypass grafts. Our thrombolytic catheters include:

- *Pulse*Spray® and UNI*FUSE catheters.* Our Pulse*Spray and UNI*FUSE catheters improve the delivery of thrombolytic agents by providing a controlled, forceful and uniform dispersion. Patented slits on the infusion catheter operate like tiny valves for an even distribution of thrombolytic agents. We believe that these slits reduce the amount of thrombolytic agents and the time necessary for these procedures, resulting in cost savings and improved patient safety.
- *SPEEDLYSER®*. Our SPEEDLYSER thrombolytic catheter is used to deliver thrombolytic agents into obstructed dialysis grafts. This catheter features *Pulse*Spray* slit technology that simplifies catheter insertion and drug delivery.

Our primary competitors in this market include Cook and EV3, Inc.

Drainage Products

Drainage products percutaneously drain abscesses and other fluid pockets. An abscess is a tender inflamed mass that typically must be drained by a physician.

Our line of drainage products consists of our Total Abscession® general drainage catheters, which we introduced in December 2005, and Abscession® general and biliary drainage catheters. These products feature our proprietary soft catheter material, which is designed for patient comfort. These catheters also recover their shape even if bent or severely deformed when patients roll over and kink the catheters during sleep. Our Total

ABSCESSION general drainage catheter features a tamper-resistant locking mechanism known as the VAULT™. This locking mechanism eliminates the need to replace drainage catheters that become unlocked during routine use, thus reducing physician time and increasing patient comfort. The TOTAL ABSCESSION catheter permits aspiration while locked or unlocked, thus allowing more accurate placement and greater versatility for draining complex situations.

Our primary competitors for drainage products include Boston Scientific, Cook and C.R. Bard.

ONCOLOGY PRODUCTS

Oncology products consist of Radiofrequency Ablation products and Embolization Products.

Radiofrequency Ablation Products

Radiofrequency Ablation (RFA) products use radiofrequency energy to provide a minimally invasive approach to ablating solid cancerous or benign tumors. Our system delivers radiofrequency energy to raise the temperature of cells above 45 to 50 degrees celsius, causing cellular death.

The physician inserts the disposable needle electrode device into the target body tissue, typically under ultrasound, computed tomography or magnetic resonance imaging guidance. Once the device is inserted, pushing on the handle of the device causes a group of curved wires to be deployed from the tip of the electrode. When the power is turned on, these wires deliver radiofrequency energy throughout the tumor. In addition, temperature sensors on the tips of the wires measure tissue temperature throughout the procedure. During the procedure, our system automatically adjusts the amount of energy delivered in order to maintain the temperature necessary to ablate the targeted tissue. For a typical five centimeter ablation using our Starburst XLie disposable device, the ablation process takes approximately ten minutes. When the ablation is complete, pulling back on the handle of the device causes the curved wire array to be retracted into the device so it can be removed from the body. Our disposable device cauterizes the tissue along the needle tract, which we believe kills any residual cancer cells that might be removed from the tumor.

Benefits of the RFA System

The benefits of our system include:

- *Effective Treatment Option*. We believe that our system provides an effective treatment option to liver cancer patients who previously had few options available to effectively address their unresectable liver tumors. Further, our system provides an effective treatment option for patients whose tumors have metastasized to the bone and cause pain that cannot be adequately relieved by other means. In the future, our system may offer patients with other types of tumors a similar treatment option.
- *Minimally Invasive Procedure*. The RFA system offers physicians an effective minimally invasive treatment option with few side effects or complications. Our products can be used in an outpatient procedure that requires only local anesthesia, and patients are typically sent home the same day with a small bandage over the entry site. Alternatively, patients can be treated with just an overnight hospital stay either through a small wound in the skin or laparoscopically through several small incisions. Compared to existing alternatives, we believe our minimally invasive procedure is cost effective and can result in reduced hospital stays.
- *Proprietary Array Design and Temperature Feedback Provide Procedural Control.* Our array design enables the physician to predictably ablate large volumes of targeted tissue. In addition, our temperature feedback feature allows physicians to ensure that the temperature is high enough at the electrode to achieve cell death.

- *Repeat Treatments Possible.* Cancer is most often a recurrent disease. However, due to the invasive nature of other treatment options, such as surgery, the majority of patients who undergo traditional therapies cannot be retreated in the event that new tumors appear or previously treated tumors reappear. Because of the minimally invasive nature of our procedure, patients treated with our RFA system can often be retreated.

- *Broadly Applicable Technology.* Our significant clinical experience with liver tumors and bone tumors as well as feasibility studies in other organs indicates that our technology may in the future be broadly applied to the ablative treatment of solid tumors in the lung, breast, uterus, prostate and kidney.

While there are numerous benefits of our system, there are some side effects of treatment as well. Published reports on the use of the RFA system indicate low overall complication rates. These include ground-pad burns, which are burns that can occur when there is a concentration of heat at the ground-pad site, bleeding, abscesses and, in cases involving the treatment of bone tumors, fractures and nerve damage. Studies have also shown some recurrence of tumors following treatment with our system. However, in many cases where tumors recur, our procedure can often be repeated. In rare cases, unintentional physician misuse of our system has resulted in patient deaths.

Radiofrequency Ablation Product Technology

Our radiofrequency ablation products are based on proprietary technology used to ablate tissue in a controlled manner. A radiofrequency generator supplies energy through our disposable device placed within the targeted tissue. Our devices contain curved, space-filling arrays of wires which are deployed from the tip to allow the radiofrequency energy to be dispersed throughout the tumor.

Radiofrequency energy supplied by the generator produces ionic agitation, or cellular friction, in the tissue closely surrounding the electrode. This friction produces heat that can be used to predictably ablate volumes of tissue. To effectively ablate tissue, it must be heated to an approximate temperature of 45° to 50°C, or 113° to 122°F.

Our system is designed to permit the physician to set the desired treatment time and temperature at the beginning of the procedure. Once that temperature is reached, our proprietary temperature control technology automatically adjusts the energy supplied from the generator to maintain the optimal temperature within the tissue during the course of the procedure. We believe our system has the potential to provide a more effective ablation than competing technologies by providing critical tissue temperature feedback during the procedure.

Some of our products make use of saline to enhance the ablation process. This saline is used to irrigate the ablation site and is delivered through the curved array of wires in our devices. The use of saline can significantly increase the speed of the ablation treatment and permits ablation of larger tumors.

The RFA system consists of a radiofrequency generator and a family of disposable devices. We also market the HABIB 4X™ resection device under a distribution agreement with EMcision Limited.

	Product Name	Description
Disposable Electrodes:	StarBurst	Creates a scalable 2 to 3 centimeter ablation.
	StarBurst XL	Creates a scalable 3 to 5 centimeter ablation.
	StarBurst SDE	Creates a 2 centimeter ablation, via a side-deployed array.
	StarBurst Semi-Flex	Creates a scalable 3 to 5 centimeter ablation and has a partially flexible shaft.
	StarBurst XLie	Creates a scalable 4 to 7 centimeter ablation. Requires an accessory infusion pump for irrigation of saline. Attached tubing standard.
	StarBurst Talon: Straight	Creates a scalable 2 to 4 centimeter ablation. Requires an accessory infusion pump for irrigation of saline.
	StarBurst Talon: Semi-Flex	Creates a scalable 2 to 4 centimeter ablation. Requires an accessory infusion pump for irrigation of saline.
Resection Device:	HABIB 4X™	Surgical resection device.
Generators:	Model 1500X	250 Watt Capable Generator with Field-Software Upgradeability.

RFA Disposable Electrodes

Our RFA disposable electrodes all consist of needle shaped electrodes containing curved wire arrays that are deployed into the targeted body tissue. Each device contains several thermocouples, or temperature sensors, which provide feedback to the physician of the tissue temperature during the ablation and which allow the generator to automatically adjust the amount of radiofrequency energy so that the desired tissue temperature can be achieved.

Our RFA disposable electrodes are available in different array sizes to allow the physician to create a spherical ablation volume of anywhere from two to seven centimeters. Three centimeters is slightly smaller than a ping-pong ball. Seven centimeters is approximately the size of a tennis ball. In addition, depending on product line, the devices are available in 10, 12, 15 or 25 centimeter lengths to allow physicians to access tumors that are located more or less deeply within the body. Each RFA disposable device is supplied with one or more ground pads to allow a return path for the flow of radiofrequency energy from the patient back to the generator.

RF Resection Device

We have an exclusive worldwide license with EMcision Limited to sell the HABIB 4X™ bipolar radiofrequency resection device. This product is designed to coagulate a "surgical resection plane' to facilitate a fast dissection with limited blood loss. It is compatible with our Model 1500 and Model 1500X radiofrequency generators.

RFA Generators

All of our generators employ an internal computer to assist the physician in safely and effectively controlling the delivery of radiofrequency during ablation or surgical resection procedures. In addition, each generator has a display to convey information to the physician while using the system. Our Model 1500X generators have the ability, using a laptop computer, to display real-time, color-coded graphs of items such as power, and temperature and impedance to aid the user in controlling the system and to collect procedural information for the patient's record. These generators are designed to have their software changed in the field through the insertion of a small card containing electronic memory circuits.

Embolization Products

LC Beads are compressible, visibly-tinted N-fil Hydrogel microspheres supplied in convenient pre-prepared single vials. Embolic material is injected into selected vessels to block the blood flow feeding the tumor or malformation, causing it to shrink over time.

Features

PROVEN MATERIAL—A sulfonate modified N-fil Hydrogel microsphere.

ENHANCED VISUAL VERIFICATION—Tinted beads for immediate enhanced visualization prior to delivery.

OPTIMAL SIZES—Industry standard size ranges for ease in selectivity of bead sizes and a wide array of calibrated bead sizes designed to ensure precise match to targeted vessels.

CONVENIENT CONFIGURATION—Provided in a pre-prepared vial of embolic/saline solution; designed to minimize preparation time. Sold in single vials to allow user the option of choosing an exact desired quantity.

Research & Development

Our future success will depend in part on our ability to continue to develop new products and enhance existing products. We recognize the importance of, and intend to continue to make investments in, research and development. Approximately 60% of our net sales for fiscal 2007 were from products we introduced in the last five fiscal years. For fiscal 2007, 2006, and 2005, our research and development ("R&D") expenditures were $20.6 million, $5.9 million, and $4.6 million, respectively, and constituted 18.3%, 7.5%, and 7.6%, respectively, of net sales. A significant portion of our R&D expenses in 2007 related to a non-cash charge of $12.1 million for in-process R&D required under purchase accounting rules from our acquisition of RITA. Without this charge, our R&D expenses were approximately 7.5% of net sales. R&D activities include research, product development, and regulatory affairs. We expect that our R&D expenditures will reach approximately 8 to 9% of net sales in fiscal 2008 and remain at that level thereafter. However, downturns in our business could cause us to reduce our R&D spending.

Our research and product development teams work closely with our sales force to incorporate customer feedback into our development and design process. We believe that we have a reputation among interventional physicians as a good partner for product development because of our tradition of close physician collaboration, dedicated market focus, responsiveness and execution capabilities for product development and commercialization.

Competition

We encounter significant competition across our product lines and in each market in which our products are sold. These markets are characterized by rapid change resulting from technological advances and scientific discoveries. We face competitors ranging from large manufacturers with multiple business lines to small manufacturers that offer a limited selection of products. In addition, we compete with providers of other medical therapies, such as pharmaceutical companies, that may offer non-surgical therapies for conditions that are currently or in the future may be treated using our products. Our primary device competitors include: Boston Scientific, Cook, Cordis, C.R. Bard, Diomed, Medcomp, Radionics, a division of Tyco Healthcare, which is a division of Tyco International; and VNUS Medical. Medcomp supplies us with most of our dialysis catheters, but also competes with us by selling Dynamic Flow catheters, which we buy from them on a non-exclusive basis, and other dialysis catheters that we do not license from them. Many of our competitors have substantially greater financial, technological, research and development, regulatory, marketing, sales and personnel resources than we do. Competitors may also have greater experience in developing products, obtaining regulatory approvals, and manufacturing and marketing such products. Competitors may also obtain patent protection or regulatory approval or clearance, or achieve product commercialization, before us, any of which could materially adversely affect us.

We believe that our products compete primarily on the basis of their quality, ease of use, reliability, physician familiarity and cost-effectiveness. Generally, our products are sold at higher prices than those of our competitors. In the current environment of managed care, which is characterized by economically motivated buyers, consolidation among healthcare providers, increased competition and declining reimbursement rates, we have been increasingly required to compete on the basis of price. We believe that our continued competitive success will depend upon our ability to develop or acquire scientifically advanced technology, apply our technology cost-effectively across product lines and markets, develop or acquire proprietary products, attract and retain skilled development personnel, obtain patent or other protection for our products, obtain required regulatory and reimbursement approvals, manufacture and successfully market our products either directly or through outside parties, and maintain sufficient inventory to meet customer demand.

Sales and Marketing

We focus our sales and marketing efforts on interventional radiologists, vascular surgeons, and interventional and surgical oncologists. There are over 5,000 interventional radiologists, 2,000 vascular surgeons, and 2,000 interventional and surgical oncologists in the United States. We seek to educate these physicians on the clinical efficacy, performance, ease of use, value and other advantages of our products.

We also involve ourselves in assisting interventional physicians with clinical practice building for outpatient interventional procedures. This can include outpatient practices in uterine fibroid embolization (UFE), vein, dialysis access management, tumor ablation, pain management, and broad based interventional procedures.

We promote our products through medical society meetings that are attended by interventional radiologists, vascular surgeons, interventional cardiologists, interventional nephrologists, interventional oncologists, and others. Our attendance at these meetings is one of our most important methods of communicating with our customers. At these meetings, we receive direct feedback from customers and present new ideas and products. Our attendance at these meetings also reflects our support and commitment to the medical societies, as these societies rely on industry participation and support in order to effectively hold these meetings. The support we provide includes sponsorship of medical society research foundations, general financial support for holding these meetings, and special awards to physicians and others.

Backlog

At July 31, 2007, we had a backlog of unfilled customer orders of $275,000, compared to a backlog of $70,000 at July 31, 2006. We expect the entire backlog at July 31, 2007 will be filled during fiscal 2008. Because, historically, we ship 95% of products sold in the United States within 48 hours of receipt of the orders, we do not consider our backlog to be indicative of our future operating results.

Manufacturing

We own a manufacturing, administrative, engineering and warehouse facility of approximately 104,000 square feet in Queensbury, New York. We also lease a manufacturing facility of approximately 60,000 square feet located in Manchester, Georgia. We believe these facilities have sufficient capacity to meet our anticipated manufacturing needs for the next five years.

We manufacture certain proprietary components and products and assemble, inspect, test and package our finished products. By designing and manufacturing many of our products from raw materials, and assembling and testing our subassemblies and products, we believe that we can maintain better quality control, ensure compliance with applicable regulatory standards and our internal specifications, and limit outside access to our proprietary technology. We have custom-designed proprietary manufacturing and processing equipment and have developed proprietary enhancements for existing production machinery.

Our management information system includes order entry, invoicing, on-line inventory management, lot traceability, purchasing, shop floor control and shipping and distribution analysis, as well as various accounting-oriented functions. This system enables us to track our products from the inception of an order through all parts of the manufacturing process until the product is delivered to the customer. Our management information system enables us to ship 95% of products sold in the United States within 48 hours of when an order is received.

We purchase components from third parties. Most of our components are readily available from several supply sources. We also purchase finished products from third parties. One supplier, Medcomp, currently supplies most of our dialysis catheters. Medcomp products accounted for approximately 17% of our net sales for fiscal 2007. Another supplier, biolitec, Inc., supplies us with the laser and laser fibers which are the principal components of our VenaCure products. Sales of our VenaCure products accounted for approximately 11% of our net sales for fiscal 2007. To date, we have been able to obtain adequate supplies of all product and components in a timely manner from existing sources.

In fiscal 2007, 70% of our net sales were derived from products we manufactured or assembled ourselves, with the balance being derived from products manufactured for us by third parties. Our Queensbury and Manchester facilities are registered with the FDA and have been certified to ISO 13485 standards, as well as the CMD/CAS Canadian Medical Device Regulations. ISO 13485 is a quality system standard that satisfies European Union regulatory requirements, thus allowing us to market and sell our products in European Union countries. If we were to lose this certification, we would no longer be able to sell our products in these countries until we made the necessary corrections to our operations or satisfactorily completed an alternate European Union approval route that did not rely on compliance with quality system standards. Our manufacturing facilities are subject to periodic inspections by regulatory authorities to ensure compliance with domestic and non-U.S. regulatory requirements. See "Government Regulation."

Intellectual Property

As of July 31, 2007, we owned 111 U.S. patents and had exclusive licenses to 24 U.S. patents. Additionally, we either owned or had exclusive rights to 55 pending U.S. patent applications. Internationally, we owned 68 patents, had exclusive licenses to 4 patents, and either owned or had exclusive rights to 73 pending patent applications, all of which are foreign counterparts of the U.S. cases.

We believe that our success is dependent, to a large extent, on patent protection and the proprietary nature of our technology. We intend to continue to file and prosecute patent applications for our technology in jurisdictions where we believe that patent protection is effective and advisable, generally in the United States and other appropriate jurisdictions.

Notwithstanding the foregoing, the patent positions of medical device companies, including our company, are uncertain and involve complex and evolving legal and factual questions. The coverage sought in a patent application can be denied or significantly reduced either before or after the patent is issued. Consequently, there can be no assurance that any of our pending patent applications will result in an issued patent. There is also no assurance that any existing or future patent will provide significant protection or commercial advantage, or whether any existing or future patent will be circumvented by a more basic patent, thus requiring us to obtain a license to produce and sell the product. Generally, patent applications can be maintained in secrecy for at least 18 months after their earliest priority date. In addition, publication of discoveries in the scientific or patent literature often lags behind actual discoveries. Therefore, we cannot be certain that we were the first to invent the subject matter covered by each of our pending U.S. patent applications or that we were the first to file non-U.S. patent applications for such subject matter.

If a third party files a patent application relating to an invention claimed in our patent application, we may be required to participate in an interference proceeding declared by the U.S. Patent and Trademark Office to determine who owns the patent. Such proceeding could involve substantial uncertainties and cost, even if the eventual outcome is favorable to us. There can be no assurance that our patents, if issued, would be upheld as valid in court.

Third parties may claim that our products infringe on their patents and other intellectual property rights. Some companies in the medical device industry have used intellectual property infringement litigation to gain a competitive advantage. If a competitor were to challenge our patents, licenses or other intellectual property rights, or assert that our products infringe its patent or other intellectual property rights, we could incur substantial litigation costs, be forced to make expensive changes to our product designs, license rights in order to continue manufacturing and selling our products, or pay substantial damages. Third-party infringement claims, regardless of their outcome, would not only consume our financial resources but also divert our management's time and effort. Such claims could also cause our customers or potential customers to defer or limit their purchase or use of the affected products until resolution of the claim.

In January 2004, Diomed filed an action against us alleging that our VenaCure products for the treatment of varicose veins infringe on a patent held by Diomed. In March 2007, the jury ruled in Diomed's favor and awarded compensatory damages of $9.71 million. We have disputed the infringement verdict on multiple grounds and on June 20, 2007, filed an appeal in the U.S. Court of Appeals for the Federal Circuit in Washington, D.C. In October 2005, VNUS filed a patent infringement action against us and other companies seeking similar relief. If VNUS is ultimately successful in its action, our results of operations could be negatively affected. See Item 3 of this report for additional details.

We rely on trade secret protection for certain unpatented aspects of our proprietary technology. There can be no assurance that others will not independently develop or otherwise acquire substantially equivalent proprietary information or techniques, that others will not gain access to our proprietary technology or disclose such technology, or that we can meaningfully protect our trade secrets. We have a policy of requiring key employees and consultants to execute confidentiality agreements upon the commencement of an employment or consulting relationship with us. Our confidentiality agreements also require our employees to assign to us all rights to any inventions made or conceived during their employment with us. We also generally require our consultants to assign to us any inventions made during the course of their engagement by us. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for us in the event of unauthorized use, transfer or disclosure of confidential information or inventions.

The laws of foreign countries generally do not protect our proprietary rights to the same extent, as do the laws of the United States. In addition, we may experience more difficulty enforcing our proprietary rights in certain foreign jurisdictions.

Government Regulation

The products we manufacture and market are subject to regulation by the FDA under the Federal Food, Drug, and Cosmetic Act, or FDCA, and, in some instances, state authorities and foreign governments.

United States FDA Regulation

Before a new medical device can be introduced into the market, a manufacturer generally must obtain marketing clearance or approval from the FDA through either a 510(k) submission (a premarket notification) or a premarket approval application, or PMA.

The 510(k) procedure is less rigorous than the PMA procedure, but is available only in particular circumstances. The 510(k) clearance procedure is available only if a manufacturer can establish that its device is "substantially equivalent" in intended use and in safety and effectiveness to a "predicate device," which is a legally marketed device with 510(k) clearance in class I or II or grandfather status based upon commercial distribution on or before May 28, 1976. After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could require a PMA approval. The 510(k) clearance procedure generally takes from four to 12 months from the time of submission, but may take longer. In some cases, supporting clinical data may be required. The FDA may determine that a new or modified device is not substantially equivalent to a predicate device or may require that additional information, including clinical data, be submitted before a determination is made, either of which could significantly delay the introduction of new or modified device products. If a product does not satisfy the criteria of substantial equivalence, it is placed in class III and premarket approval is required prior to the introduction of that product into the market.

The PMA application procedure is more comprehensive than the 510(k) procedure and typically takes several years to complete. The PMA application must be supported by scientific evidence providing pre-clinical and clinical data relating to the safety and efficacy of the device and must include other information about the device and its components, design, manufacturing and labeling. The FDA will approve a PMA application only if a reasonable assurance that the device is safe and effective for its intended use can be provided. As part of the PMA application review, the FDA will inspect the manufacturer's facilities for compliance with its Quality System Regulation, or QSR. As part of the PMA approval the FDA may place restrictions on the device, such as requiring additional patient follow-up for an indefinite period of time. If the FDA's evaluation of the PMA application or the manufacturing facility is not favorable, the FDA may deny approval of the PMA application or issue a "not approvable" letter. The FDA may also require additional clinical trials, which can delay the PMA approval process by several years. After the PMA is approved, if significant changes are made to a device, its manufacturing or labeling, a PMA supplement containing additional information must be filed for prior FDA approval.

Historically, our products have been introduced into the market using the 510(k) procedure and we have never had to use the more rigorous PMA procedure. We are currently conducting clinical trials for products related to our IRE technology. We expect the results of these trials to be available within the next 9-12 months.

The FDA clearance and approval processes for a medical device are expensive, uncertain and lengthy. There can be no assurance that we will be able to obtain necessary regulatory clearances or approvals for any product on a timely basis or at all. Delays in receipt of or failure to receive such clearances or approvals, the loss of previously received clearances or approvals, or the failure to comply with existing or future regulatory requirements could have a material adverse effect on our business, financial condition and results of operations.

After a product is placed on the market, the product and its manufacture are subject to pervasive and continuing regulation by the FDA. The FDA enforces these requirements by inspection and market surveillance. Our suppliers also may be subject to FDA inspection. We must therefore continue to spend time, money and effort to maintain compliance. Among other things, we must comply with the Medical Device Reporting regulation, which requires that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur. We must also comply with the FDA's corrections and removal reporting regulation, which requires that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by a device or to remedy a violation of the FDCA that may present a risk to health. The labeling and promotion activities for devices are subject to scrutiny by the FDA and, in certain instances, by the Federal Trade Commission. The FDA actively enforces regulations prohibiting the marketing of devices for unapproved new uses.

The devices manufactured by us also are subject to the QSR, which imposes elaborate testing, control, documentation and other quality assurance procedures. Every phase of production, including raw materials, components and subassemblies, manufacturing, testing, quality control, labeling, tracing of consignees after distribution, and follow-up and reporting of complaint information is governed by the FDA's QSR. Device manufacturers are required to register their facilities and list their products with the FDA and certain state agencies. The FDA periodically inspects manufacturing facilities and, if there are alleged violations, the operator of a facility must correct them or satisfactorily demonstrate the absence of the violations or face regulatory action.

We are subject to inspection and marketing surveillance by the FDA to determine our compliance with all regulatory requirements. Recently, the FDA has placed an increased emphasis on enforcement of the QSR and other postmarket regulatory requirements. Non-compliance with applicable FDA requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the FDA to grant marketing approvals, withdrawal of marketing approvals, a recommendation by the FDA to disallow us to enter into government contracts, and criminal prosecutions. The FDA also has the authority to request repair, replacement or refund of the cost of any device manufactured or distributed by us.

Other

We and our products are also subject to a variety of state and local laws in those jurisdictions where our products are or will be marketed, and Federal, state and local laws relating to matters such as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. For example, we are registered with the Office of the Professions of the New York State Department of Education. We are also subject to various Federal and state laws governing our relationships with the physicians and others who purchase or make referrals for our products. For instance, Federal law prohibits payments of any form that are intended to induce a referral for any item payable under Medicare, Medicaid or any other Federal healthcare program. Many states have similar laws. There can be no assurance that we will not be required to incur significant costs to comply with such laws and regulations now or in the future or that such laws or regulations will not have a material adverse effect upon our ability to do business.

Non-U.S. Regulation

Internationally, all of our current products are considered medical devices under applicable regulatory regimes, and we anticipate that this will be true for all of our future products. Sales of medical devices are subject to regulatory requirements in many countries. The regulatory review process may vary greatly from country to country. For example, the European Union has adopted numerous directives and standards relating to medical devices regulating their design, manufacture, clinical trials, labeling and adverse event reporting. Devices that comply with those requirements are entitled to bear a Conformité Européenne, or CE Mark, indicating that the device conforms with the essential requirements of the applicable directives and can be commercially distributed in countries that are members of the European Union.

In some cases, we rely on our non-U.S. distributors to obtain regulatory approvals, complete product registrations, comply with clinical trial requirements and complete those steps that are customarily taken in the applicable jurisdictions.

Non-U.S. sales of medical devices manufactured in the United States that are not approved or cleared by the FDA for use in the United States, or are banned or deviate from lawful performance standards, are subject to FDA export requirements. Before exporting such products to a foreign country, we must first comply with the FDA's regulatory procedures for exporting unapproved devices.

There can be no assurance that new laws or regulations regarding the release or sale of medical devices will not delay or prevent sale of our current or future products.

Third-Party Reimbursement

United States

Our products are used in medical procedures generally covered by government or private health plans. Accordingly, our sales and the prices we charge for our products depend significantly on the extent to which those third-party payors, such as Medicare, Medicaid and other government programs and private insurance plans, cover our products and the procedures performed with them.

In general, a third-party payor only covers a medical product or procedure when the plan administrator is satisfied that the product or procedure improves health outcomes, including quality of life or functional ability, in a safe and cost-effective manner. Even if a device has received clearance or approval for marketing by the FDA, there is no assurance that third-party payors will cover the cost of the device and related procedures.

In many instances, third-party payors use price schedules that do not vary to reflect the cost of the products and equipment used in performing those procedures. In other instances, payment or reimbursement is separately available for the products and equipment used, in addition to payment or reimbursement for the procedure itself. Even if coverage is available, third-party payors may place restrictions on the circumstances where they provide coverage or may offer reimbursement that is not sufficient to cover the cost of our products. Many competing products are less expensive than ours. Therefore, although coverage may be available for our products and the related procedures, the levels of approved coverage may not be sufficient to justify using our products instead of those of competitors.

Third-party payors are increasingly challenging the prices charged for medical products and procedures and, where a reimbursement model is used, introducing maximum reimbursements for the procedures they cover. We believe that the minimally invasive procedures in which our products are used are generally less costly than open surgery. However, there is no guarantee that these procedures will be reimbursed. Third-party payors may not consider these minimally invasive procedures to be cost-effective and may therefore refuse to authorize coverage.

Third-party payors who cover the cost of medical products or equipment, in addition to allowing a general charge for the procedure, often maintain lists of exclusive suppliers or approved lists of products deemed to be cost-effective. Authorization from those third-party payors is required prior to using products that are not on these lists as a condition of reimbursement. If our products are not on the approved lists, healthcare providers must determine if the additional cost and effort required to obtain prior authorization, and the uncertainty of actually obtaining coverage, is justified by any perceived clinical benefits from using our products.

Finally, the advent of contracted fixed rates per procedure has made it difficult to receive reimbursement for disposable products, even if the use of these products improves clinical outcomes. In addition, many third-party payors are moving to managed care systems in which providers contract to provide comprehensive healthcare for a fixed cost per person. Managed care providers often attempt to control the cost of healthcare by authorizing fewer elective surgical procedures. Under current prospective payment systems, such as the diagnosis related group system and the hospital out-patient prospective payment system, both of which are used by Medicare and in many managed care systems used by private third-party payors, the cost of our products will be incorporated into the overall cost of a procedure and not be separately reimbursed. As a result, we cannot be certain that hospital administrators and physicians will purchase our products, despite the clinical benefits and opportunity for cost savings that we believe can be derived from their use.

If hospitals and physicians cannot obtain adequate reimbursement for our products or the procedures in which they are used, our business, financial condition, results of operations, and cash flows could suffer a material adverse impact.

Non-U.S.

Our success in non-U.S. markets will depend largely upon the availability of reimbursement from the third-party payors through which healthcare providers are paid in those markets. Reimbursement and healthcare payment systems in non-U.S. markets vary significantly by country. The main types of healthcare payment systems are government sponsored healthcare and private insurance. Reimbursement approval must be obtained individually in each country in which our products are marketed. Outside the United States, we generally rely on our distributors to obtain reimbursement approval in the countries in which they will sell our products. There can be no assurance that reimbursement approvals will be received.

Insurance

Our product liability insurance coverage is limited to a maximum of $10,000,000 per product liability claim and an aggregate policy limit of $10,000,000, subject to deductibles of $250,000 per occurrence and $500,000 in the aggregate. The policy covers, subject to policy conditions and exclusions, claims of bodily injury and property damage from any product sold or manufactured by us.

We cannot assure you that this level of coverage is adequate. We may not be able to sustain or maintain this level of coverage and cannot assure you that adequate insurance coverage will be available on commercially reasonable terms or at all. A successful product liability claim or other claim with respect to uninsured or underinsured liabilities could have a material adverse effect on our business.

Environmental

We are subject to Federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain hazardous and potentially hazardous substances used in connection with our operations. Although we believe that we have complied with these laws and regulations in all material respects and, to date, have not been required to take any action to correct any noncompliance, there can be no assurance that we will not be required to incur significant costs to comply with environmental regulations in the future.

Employees

As of July 31, 2007, we had 530 full-time employees, including 293 in manufacturing; 51 in research, product development and regulatory approval/quality assurance; 148 in sales and marketing; and 38 in administration. None of our employees is represented by a labor union, and we have never experienced a work stoppage.

Item 1A. ***Risk Factors***

Our financial and operating results are subject to a number of factors, many of which are not within our control. These factors include the following:

If we fail to develop or market new products and enhance existing products, we could lose market share to our competitors and our results of operations could suffer.

The market for interventional devices is characterized by rapid technological change, new product introductions, technological improvements, changes in physician requirements and evolving industry standards. To be successful, we must continue to develop and commercialize new products and to enhance versions of our existing products. Our products are technologically complex and require significant planning, design, development and testing before they may be marketed. This process generally takes at least 12 to 18 months from initial concept and may take up to several years. In addition, product life cycles are relatively short because medical device manufacturers continually develop smaller, more effective and less expensive versions of existing devices in response to physician demand. Our success in developing and commercializing new and enhanced versions of our products is affected by our ability to:

- timely and accurately identify new market trends;
- accurately assess customer needs;
- minimize the time and costs required to obtain regulatory clearance or approval;
- adopt competitive pricing;
- timely manufacture and deliver products;
- accurately predict and control costs associated with the development, manufacturing and support of our products; and
- anticipate and compete effectively with our competitors' efforts.

Market acceptance of our products depends in part on our ability to demonstrate that our products are cost-effective and easier to use, as well as offer technological advantages. Additionally, we may experience design, manufacturing, marketing or other difficulties that could delay or prevent our development, introduction or marketing of new versions of our products. As a result of such difficulties and delays, our development expenses may increase and, as a consequence, our results of operations could suffer.

Competition may decrease our market share and cause our revenues to decline.

The markets for interventional devices are highly competitive, and we expect competition to continue to intensify. We may not be able to compete effectively, and we may lose market share to our competitors. The principal competitors in the markets for our products currently include: Boston Scientific Corporation; Cook, Incorporated; Cordis Corporation, a subsidiary of Johnson & Johnson, Inc.; C.R. Bard Inc.; Radionics, a division of Tyco Healthcare, which is a division of Tyco International; Diomed Inc.; Medical Components, Inc., or Medcomp; and VNUS Medical Technologies, Inc. Many of our competitors have substantially greater:

- financial and other resources;
- variety of products;
- technical capabilities;
- ability to develop and introduce new products;
- patent portfolios that may present an obstacle to our conduct of business;
- name recognition; and
- distribution networks and in-house sales forces.

Our competitors may succeed in developing technologies and products earlier, in obtaining patent protection or regulatory clearance earlier, or in commercializing new products or technologies more rapidly than us. Our competitors may also develop products and technologies that are superior to those we are developing or that otherwise could render our products obsolete or noncompetitive. In addition, we may face competition from providers of other medical therapies, such as pharmaceutical companies, that may offer non-surgical therapies for conditions that are currently or in the future may be treated using our products. Our products are generally sold at higher prices than those of our competitors. However, in the current environment of managed care, which is characterized by economically motivated buyers, consolidation among healthcare providers, increased competition and declining reimbursement rates, we are increasingly being required to compete on the basis of price. If we are not able to compete effectively, our market share and revenues may decline.

We may be exposed to risks associated with acquisitions, including integration risks and risks associated with methods of financing and the impact of accounting treatment. Accordingly, completed acquisitions may not enhance our business.

Part of our growth strategy is to acquire businesses and technologies that are complementary to ours. Any such acquisitions would be accompanied by the risks commonly encountered in acquisitions, including the:

- potential disruption of our business while we evaluate opportunities, complete acquisitions and develop and implement new business strategies to take advantage of these opportunities;
- inability of our management to maximize our financial and strategic position by incorporating an acquired technology or business into our existing offerings;
- difficulty of maintaining uniform standards, controls, procedures and policies;
- difficulty of assimilating the operations and personnel of acquired businesses;
- potential loss of key employees of acquired businesses, and the impairment of relationships with employees and customers as a result of changes in management; and
- uncertainty as to the long-term success of any acquisitions we may make.

We cannot assure you that any completed acquisition will enhance our business. If we proceed with one or more significant acquisitions in which the consideration consists of cash, a substantial portion of our available cash, could be used to consummate the acquisitions. If we consummate one or more acquisitions in which the consideration consists of capital stock, our stockholders could suffer significant dilution of their interest in us. In addition, we could incur or assume significant amounts of indebtedness in connection with acquisitions. Further, acquisitions could also result in significant goodwill and/or amortization charges for acquired businesses or technologies.

If we fail to adequately protect our intellectual property rights, our business may suffer.

Our success depends in part on obtaining, maintaining and enforcing our patents, trademarks and other proprietary rights, and our ability to avoid infringing the proprietary rights of others. We take precautionary steps to protect our technological advantages and intellectual property. We rely upon patent, trade secret, copyright, know-how and trademark laws, as well as license agreements and contractual provisions, to establish our intellectual property rights and protect our products. However, these measures may not adequately protect our intellectual property rights.

Our patents may not provide commercially meaningful protection, as competitors may be able to design around our patents to produce alternative, non-infringing designs. Additionally, we may not be able to effectively protect our rights in unpatented technology, trade secrets and confidential information. Although we require our new employees, consultants and corporate partners to execute confidentiality agreements, these agreements may not provide effective protection of our information or, in the event of unauthorized use or disclosure, may not provide adequate remedies.

If third parties claim that our products infringe their intellectual property rights, we may be forced to expend significant financial resources and management time defending against such actions and our results of operations could suffer.

Third parties may claim that our products infringe their patents and other intellectual property rights. Identifying third-party patent rights can be particularly difficult because, in general, patent applications can be maintained in secrecy for at least 18 months after their earliest priority date. Some companies in the medical device industry have used intellectual property infringement litigation to gain a competitive advantage. If a competitor were to challenge our patents, licenses or other intellectual property rights, or assert that our products infringe its patent or other intellectual property rights, we could incur substantial litigation costs, be forced to make expensive changes to our product design, license rights in order to continue manufacturing and selling our products, or pay substantial damages. Third-party infringement claims, regardless of their outcome, would not only consume our financial resources but also divert our management's time and effort. Such claims could also cause our customers or potential customers to purchase competitors' products or defer or limit their purchase or use of our affected products until resolution of the claim.

In January 2004, Diomed filed an action against us alleging that our VenaCure products for the treatment of varicose veins infringe a patent held by Diomed for a laser system that competes with our VenaCure products. In March 2007, the jury ruled in Diomed's favor and awarded compensatory damages of $9.71 million. On July 2, 2007, the judge for the Federal District in Boston, Massachusetts, issued an injunction that prohibits us from selling our original bare fiber VenaCure product. We have disputed the infringement verdict on multiple grounds and on June 20, 2007, filed an appeal in the U.S. Court of Appeals for the Federal Circuit in Washington, D.C In October 2005, VNUS Medical Technologies filed an action against us, Diomed and another defendant alleging, among other things, that the manufacture, use and sale of our VenaCure products infringe several patents held by VNUS and seeking injunctive relief and compensatory and treble damages. For fiscal 2007, sales of our VenaCure products accounted for approximately 11% of our total sales. If VNUS is ultimately successful in its action against us, our results of operations could suffer. See Item 3—Legal Proceedings.

We are dependent on single and limited source suppliers, which puts us at risk for supplier business interruptions.

We currently purchase significant amounts of several key products and product components from single and limited source suppliers and anticipate that we will do so for future products as well. For fiscal 2007, approximately 30% of our net sales were derived from sales of products manufactured for us by third parties. In addition, approximately 15% of our sales growth over our past two fiscal years was attributable to products that we licensed or obtained from third parties. Our principal single source supplier, Medcomp, supplies us with most of our dialysis catheters, which accounted for about 17% of our net sales (16% of total inventory purchases) in fiscal 2007. Medcomp also competes with us by selling Dynamic-Flow, a dialysis catheter for which it has not granted us exclusive rights, and other catheters that we do not purchase from them. Additionally, we purchase the laser and laser fibers, which are the principal components of our VenaCure products, primarily from biolitec, which also competes with us. Sales of our VenaCure products accounted for about 11% of our net sales in fiscal 2007. Our contract with biolitec expired in April 2007, and we have identified several other vendors for the lasers and laser fibers to replace those we purchase from biolitec. Any delays in delivery of or shortages in those products and components could interrupt and delay manufacturing of our products and result in the cancellation of orders for our products. Any or all of these suppliers could discontinue the manufacture or supply of these products and components at any time. We may not be able to identify and integrate alternative sources of supply in a timely fashion or at all. Any transition to alternate suppliers may result in production delays and increased costs and may limit our ability to deliver products to our customers. Furthermore, if we are unable to identify alternative sources of supply, we would have to modify our products to use substitute components, which may cause delays in shipments, increased design and manufacturing costs and increased prices for our products.

If we do not maintain our relationships with interventional physicians, our growth will be limited and our business could be harmed.

Physicians typically influence the medical device purchasing decisions of the hospitals and other healthcare institutions in which they practice. Consequently, our relationships with interventional physicians are critical to our continued growth. We believe that these relationships are based on the quality of our products, our physician-driven product development efforts, our marketing efforts and our presence at medical society meetings. Any actual or perceived diminution in the quality of our products, or our failure or inability to maintain these other efforts, could damage our current relationships, or prevent us from forming new relationships, with interventional physicians and cause our growth to be limited and our business to be harmed.

Our business could be harmed if we lose the services of our key personnel.

Our business depends upon our ability to attract and retain highly qualified personnel, including managerial, sales and technical personnel. We are particularly dependant upon the efforts of Eamonn P. Hobbs, our president and chief executive officer, a bio-medical engineer with over 26 years of experience in the interventional radiology, interventional cardiology and gastroenterology medical device industries. Mr. Hobbs is the only business executive from the medical device industry to ever serve on the Strategic Planning Committee of the Society of Interventional Radiology, or SIR, and he received an honorary fellowship from the SIR in 2005. We compete for key personnel with other companies, healthcare institutions, academic institutions, government entities and other organizations. We do not have written employment agreements with our executive officers. Our ability to maintain and expand our business may be impaired if we are unable to retain our current key personnel or hire or retain other qualified personnel in the future.

Undetected defects may increase our costs and impair the market acceptance of our products.

Our products have occasionally contained, and may in the future contain, undetected defects. When these problems occur, we must divert the attention of our engineering personnel to address them. We cannot assure you that we will not incur warranty or repair costs, be subject to liability claims for damages related to product defects, or experience manufacturing, shipping or other delays or interruptions as a result of these defects in the future. Our insurance policies may not provide sufficient protection should a claim be asserted. In addition, the occurrence of defects may result in significant customer relations problems and injury to our reputation, and may impair market acceptance of our products.

If a product liability claim is brought against us or our product liability insurance coverage is inadequate, our business could be harmed.

The design, manufacture and marketing of the types of medical devices we sell entail an inherent risk of product liability. Our products are used by physicians to treat seriously ill patients. We have been subject to product liability claims in the past, and patients may in the future bring claims in a number of circumstances and for a number of reasons, including if our products were misused, if they produced unsatisfactory results or if the instructions for use and operating manuals for our products were found to be inadequate. Claims could also be brought by our customers. We carry a product liability policy with limits of $10 million per occurrence and in the aggregate per year, with a $250,000 deductible per incident and an aggregate deductible limit of $500,000 per year. We believe, based on claims made against us in the past, that our existing product liability insurance coverage is reasonably adequate to protect us from any liabilities we might incur. However, we cannot assure you that this coverage will be sufficient to satisfy any claim made against us. In addition, we may not be able to maintain adequate coverage at a reasonable cost and on reasonable terms, if at all. Any product liability claim brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing any coverage in the future. Additionally, if one or more product liability claims is brought against us for uninsured liabilities or is in excess of our insurance coverage, our business could be harmed. Further, such claims may require us to recall some of our products, which could result in significant costs to us and could divert management's attention from our business.

Healthcare reform could cause a decrease in demand for our interventional products.

There are currently widespread legislative efforts to control healthcare costs in the United States and abroad, which we expect will continue in the future. For example, the Medicare Prescription Drug Improvement and Modernization Act of 2003 provides that from 2004 through 2008, reimbursement levels for durable medical equipment will no longer be increased on an annual basis and a competitive bidding program will be introduced. At this time, we are unable to determine whether and to what extent these changes will apply to our products and our business. Similar legislative efforts in the future could negatively impact demand for our products.

Inadequate levels of reimbursement from governmental or other third-party payors for procedures using our products may cause our revenues to decline.

Changes in healthcare systems in the United States or elsewhere could adversely affect the demand for our products, as well as the way we conduct business. Third-party payors have adopted, and are continuing to adopt, a number of healthcare policies intended to curb rising healthcare costs. These policies include:

- controls on government-funded reimbursement for healthcare services and price controls on medical products and services providers;
- challenges to the pricing of medical procedures or limits or prohibitions on reimbursement for specific devices and therapies through other means; and
- the introduction of managed care systems in which healthcare providers contract to provide comprehensive healthcare for a fixed cost per person.

We are unable to predict whether Federal, state or local healthcare reform legislation or regulation affecting our business may be proposed or enacted in the future, or what effect any such legislation or regulation would have on our business. These policies, or any reductions in the number of authorizations granted for procedures performed using our current and proposed products or in the levels of reimbursement for those procedures, could cause our revenues to decline.

Outside of the United States, reimbursement systems vary significantly by country. Many foreign markets have government-managed healthcare systems that govern reimbursement for new devices and procedures. These systems are subject to the same pressures to curb rising healthcare costs and control healthcare expenditures as exist in the United States. If adequate levels of reimbursement from third-party payors outside of the United States are not obtained, sales of our products outside of the United States may decrease and we may fail to achieve or maintain significant non-U.S. sales.

If we cannot obtain and maintain marketing clearance or approval from governmental agencies, we will not be able to sell our products.

Our products are medical devices that are subject to extensive regulation in the United States and in the foreign countries in which they are sold. Unless an exemption applies, each medical device that we wish to market in the United States must receive either 510(k) clearance or premarket approval from the U.S. Food and Drug Administration, or the FDA, before the product can be sold. Either process can be lengthy and expensive. The FDA's 510(k) clearance procedure, also known as "premarket notification," is the process we have used for our current products. This process usually takes from four to 12 months from the date the premarket notification is submitted to the FDA, but may take significantly longer. Although we have obtained 510(k) clearances for our current products, our clearances may be revoked by the FDA if safety or effectiveness problems develop with the devices. The premarket approval process is much more costly, lengthy and uncertain. It generally takes from one to three years from the date the application is submitted to, and filed with, the FDA, and may take even longer. Regulatory regimes in other countries similarly require approval or clearance prior to our marketing or selling products in those countries. We rely on our distributors to obtain regulatory clearances or approvals of our products outside of the United States. If we are unable to obtain additional clearances or approvals needed to market existing or new products in the United States or elsewhere or obtain these clearances or approvals in a timely fashion or at all, or if our existing clearances are revoked, our revenues and profitability may decline.

Modifications to our current products may require new marketing clearances or approvals or require us to cease marketing or recall the modified products until such clearances or approvals are obtained.

Any modification to an FDA-cleared medical device that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, requires a new FDA 510(k) clearance or, possibly, a premarket approval. The FDA requires every manufacturer to make its own determination as to whether a modification requires a new 510(k) clearance or premarket approval, but the FDA may review and disagree with any decision reached by the manufacturer. We have modified aspects of some of our devices since receiving regulatory clearance. We believed that some of these modifications did not require new 510(k) clearance or premarket approval and, therefore, we did not seek new 510(k) clearances or premarket approvals. In the future, we may make additional modifications to our products after they have received FDA clearance or approval and, in appropriate circumstances, determine that new clearance or approval is unnecessary. Regulations in other countries in which we market or sell, or propose to market or sell, our products may also require that we make judgments about changes to our products and whether or not those changes are such that regulatory approval or clearance should be obtained. In the United States and elsewhere, regulatory authorities may disagree with our past or future decisions not to seek new clearance or approval and may require us to obtain clearance or approval for modifications to our products. If that were to occur for a previously cleared or approved product, we may be required to cease marketing or recall the modified device until we obtain the necessary clearance or approval. Under these circumstances, we may also be subject to significant regulatory fines or other penalties. If any of the foregoing were to occur, our business could suffer.

If we or some of our suppliers fail to comply with the FDA's Quality System Regulation, or QSR, and other applicable postmarket requirements, our manufacturing operations could be disrupted, our product sales and profitability could suffer, and we may be subject to a wide variety of FDA enforcement actions.

After a device is placed on the market, numerous regulatory requirements apply. We are subject to inspection and marketing surveillance by the FDA to determine our compliance with all regulatory requirements. Our failure to comply with applicable regulatory requirements could result in the FDA or a court instituting a wide variety of enforcement actions against us, including a public warning letter; an order to shut-down some or all manufacturing operations; a recall of products; fines or civil penalties; seizure or detention of our products; refusing our requests for 510(k) clearance or a premarket approval, or PMA, of new or modified products; withdrawing 510(k) clearance or PMA approvals already granted to us; and criminal prosecution.

Our manufacturing processes and those of some of our suppliers must comply with the FDA's Quality System Regulation, or QSR, which governs the methods used in, and the facilities and controls used for, the design, testing, manufacture, control, quality assurance, installation, servicing, labeling, packaging, storage and shipping of medical devices. The FDA enforces the QSR through unannounced inspections. If we or one of our suppliers fails a QSR inspection, or if a corrective action plan adopted by us or one of our suppliers is not sufficient, the FDA may bring an enforcement action, and our operations could be disrupted and our manufacturing delayed. We are also subject to the FDA's general prohibition against promoting our products for unapproved or "off-label" uses, the FDA's adverse event reporting requirements and the FDA's reporting requirements for field correction or product removals. The FDA has recently placed increased emphasis on its scrutiny of compliance with the QSR and these other postmarket requirements.

If we or one of our suppliers violate the FDA's requirements or fail to take adequate corrective action in response to any significant compliance issue raised by the FDA, the FDA can take various enforcement actions which could cause our product sales and profitability to suffer.

In addition, most other countries require us and our suppliers to comply with manufacturing and quality assurance standards for medical devices that are similar to those in force in the United States before marketing and selling our products in those countries. If we or our suppliers should fail to do so, we would lose our ability to market and sell our products in those countries.

Even after receiving regulatory clearance or approval, our products may be subject to product recalls, which may harm our reputation and divert managerial and financial resources.

The FDA and similar governmental authorities in other countries have the authority to order mandatory recall of our products or order their removal from the market if there are material deficiencies or defects in design, manufacture, installation, servicing or labeling of the device, or if the governmental entity finds that our products would cause serious adverse health consequences. A government mandated or voluntary recall or field action by us could occur as a result of component failures, manufacturing errors or design defects, including labeling defects. Any recall of our products may harm our reputation with customers and divert managerial and financial resources.

Failure to attract additional capital which we may require to expand our business could curtail our growth.

We may require additional capital to expand our business. If cash generated internally is insufficient to fund capital requirements, we will require additional debt or equity financing. In addition, we may require financing to fund any significant acquisitions we may seek to make. Needed financing may not be available or, if available, may not be available on terms satisfactory to us and may result in significant stockholder dilution. Covenants in our industrial bond financing may also restrict our ability to obtain additional debt financing. If we fail to obtain sufficient additional capital in the future, we could be forced to curtail our growth strategy by reducing or delaying capital expenditures and acquisitions, selling assets, restructuring our operations or refinancing our indebtedness.

Any disaster at our manufacturing facilities could disrupt our ability to manufacture our products for a substantial amount of time, which could cause our revenues to decrease.

We conduct our manufacturing and assembly at two facilities in Queensbury, New York, and Manchester, Georgia. It would be difficult, expensive and time-consuming to transfer resources from one facility to the other, replace, or repair these facilities and our manufacturing equipment if they were significantly affected by a disaster. Additionally, we might be forced to rely on third-party manufacturers or to delay production of our products. Insurance for damage to our properties and the disruption of our business from disasters may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all. In addition, if one of our principal suppliers were to experience a similar disaster, uninsured loss or under-insured loss, we might not be able to obtain adequate alternative sources of supplies or products or could face significant delays and incur substantial expense in doing so. Any significant uninsured loss, prolonged or repeated disruption, or inability to operate experienced by us or any of our principal suppliers could cause significant harm to our business, financial condition and results of operations.

Item 1B. ***Unresolved Staff Comments***

None

Item 2. ***Properties***

We own a manufacturing, administrative, engineering and warehouse facility of approximately 104,000 square feet situated on 18 acres in Queensbury, New York. In 2003, we financed an expansion of this facility with the proceeds of industrial revenue bonds, and the land and buildings are subject to a first mortgage in favor of a bank. In 2006, we issued taxable adjustable rate notes to finance an expansion of 36,000 square feet to our warehouse and manufacturing facility. See Item 7 of this annual report, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources," for a discussion of these financings. We anticipate requiring additional administrative and engineering space within the next one to two years.

We also lease two additional properties. We lease a manufacturing facility of approximately 60,000 square feet located in Manchester, Georgia. This facility includes office and research and development space and is leased through 2010. We lease an additional 14,500 square feet of office and research and development space in Fremont, California. The lease is non-cancelable and expires in April 2010.

Item 3. Legal Proceedings

Diomed v. AngioDynamics

On January 6, 2004, Diomed filed an action against us entitled *Diomed, Inc. v. AngioDynamics, Inc., et al.*, civil action no. 04 10019 RGS in the U.S. District Court for the District of Massachusetts. Diomed's complaint alleges that we have infringed on Diomed's U.S. patent no. 6,398,777 by selling a kit for the treatment of varicose veins (now called the "VenaCure Procedure Kit") and two diode laser systems (the Precision 980 Laser and the Precision 810 Laser), and by conducting a training program for physicians in the use of our VenaCure Procedure Kit. The complaint alleges our actions have caused, and continue to cause, Diomed to suffer substantial damages. The complaint seeks to prohibit us from continuing to market and sell these products, as well as conducting our training program, and asks for compensatory and treble money damages, reasonable attorneys' fees, costs and pre-judgment interest.

On March 28, 2007, the jury returned a verdict in favor of Diomed and awarded compensatory monetary damages in the amount of $8.36 million. The jury concluded, however, that there was no willful infringement by us. On May 22, 2007, the judge for the Federal District Court in Boston denied our motion to overturn the verdict and increased the judgment for compensatory damages by $1.35 million, to $9.71 million, to cover pretrial interest and post-verdict sales of the infringing products. The judgment also requires the Company to pay interest to Diomed at an annual rate of approximately 5% of the damage award for the period of time between the verdict and actual payment of the award. As such, we have recorded a charge of $9.71 million to general and administrative expenses and $80,000 to interest expense in the consolidated statement of operations for the year ended June 2, 2007 with a corresponding credit under the heading "Other long-term liabilities" in our consolidated balance sheet as of June 2, 2007.

We have disputed the infringement verdict and on June 20, 2007, filed an appeal in the U.S. Court of Appeals for the Federal Circuit in Washington, D.C.

On July 2, 2007, the judge for the Federal District Court in Boston, Massachusetts, issued an injunction that prohibits us from selling our original bare fiber VenaCure kits and the laser consoles for use with those kits. In anticipation of this injunction, we stopped selling our bare fiber kits in April 2007, and beginning June 2, 2007, began selling our new NeverTouch disposable kits and laser consoles which, we believe, are unaffected by the injunction.

Until April 2007, we purchased the lasers and laser fibers for our laser systems from biolitec under the biolitec Supply Agreement. In 2006, biolitec advised us that, based on the refinement of the claims in the Diomed action, biolitec believed such claims were not within biolitec's indemnification obligations under the biolitec Supply Agreement. We advised biolitec that we disagreed with biolitec's position and that we expected biolitec to continue to honor its indemnification obligations to us under the biolitec Supply Agreement. Pending the outcome of ongoing discussions regarding this issue, biolitec agreed to continue to provide, at its cost and expense, our defense in the Diomed action. In April 2007, biolitec informed us that, as of April 15, 2007, biolitec would terminate any further defense of us in this action. As a result of biolitec's actions, and to protect our own interests, since April 15, 2007, we have paid our own defense costs with regard to this matter.

We will act vigorously to enforce our rights against biolitec to honor its obligations under the biolitec Supply Agreement. However, in the event it is ultimately determined that the claims asserted in this action are not within biolitec's indemnification obligations under the biolitec Supply Agreement, we may be required to reimburse biolitec for the costs and expenses of defending the Diomed action and may be responsible for paying any settlements or judgments in this action.

VNUS Medical Technologies v. Diomed, Vascular Solutions, and AngioDynamics

On October 4, 2005, VNUS Medical Technologies, Inc. ("VNUS") filed an action against AngioDynamics and others (collectively, the "Defendants") entitled *VNUS Medical Technologies, Inc. v. Diomed Holdings, Inc., Diomed Inc., AngioDynamics, Inc., and Vascular Solutions, Inc.*, case no. C05-2972 MMC, filed in the U.S. District Court for the Northern District of California. The complaint alleges that the Defendants infringed on VNUS's U.S. patent nos. 6,258,084, 6,638,273, 6,752,803, and 6,769,433 by making, using, selling, offering to sell and/or instructing users how to use Diomed's "EVLT" products, AngioDynamics' "VenaCure" products, and Vascular Solutions' "Vari-Lase" products. The complaint alleges the Defendants' actions have caused, and continue to cause, VNUS to suffer substantial damage. The complaint seeks to prohibit the Defendants from continuing to market and sell these products and asks for compensatory and treble money damages, reasonable attorneys' fees, costs and pre-judgment and post-judgment interest. We believe that our products do not infringe the VNUS patents and that the patents are invalid. We have filed an answer to the complaint, including a counterclaim for relief and a demand for jury trial. In November 2006, the court scheduled the trial in this action for October 2007. There is a reasonable possibility of an outcome unfavorable to us in this action, with a range of potential loss between $0 and $36 million.

Hazel Smart v. St. Mary's Hospital

We were named as a defendant in an action entitled *Karen Incardona, Temporary Administrator of the Estate of Hazel Smart v. St. Mary's Hospital*, et al, filed in the District Court of Waterbury, Connecticut, on January 3, 2007. The complaint alleges that we and our co-defendant, Medical Components, Inc. ("Medcomp"), manufactured and sold a defective catheter that was used in the treatment of, and caused the death of, a hemodialysis patient, as well as committing other negligent acts. The complaint seeks compensatory and other monetary damages in unspecified amounts. Under our distribution agreement with Medcomp, Medcomp is required to indemnify us against all our costs and expenses, as well as losses, liabilities and expenses (including reasonable attorneys' fees) that relate in any way to products covered by the agreement. We tendered the defense of the *Smart* action to Medcomp, and Medcomp accepted defense of this action. Based upon our prior experience with Medcomp, we expect Medcomp to honor its indemnification obligation if it is unsuccessful in defending this action.

Holleran v. RITA Medical Systems, Inc. et al

On December 15, 2006, an alleged holder of RITA common stock filed a purported class action lawsuit captioned *Holleran v. RITA Medical Systems, Inc., et al*., Case No. RG 06-302394, or the Stockholder Action, in the Superior Court of the State of California for the County of Alameda. The complaint names as defendants RITA and each of RITA's directors.

In the complaint, the plaintiff alleged that, in pursuing the transaction with the Company and approving the merger agreement, the directors of RITA breached their fiduciary duties to RITA's stockholders by, among other things, executing a merger agreement with a termination fee, a no solicitation clause and a restriction on issuing press releases without AngioDynamics' consent, engaging in self-dealing and prematurely selling RITA before RITA's share value could reflect projected profitable financial information and the commencement of market release shipments of RITA's Habib 4X laparoscopic tool. The plaintiffs have further alleged that the merger agreement resulted from a process designed to ensure the sale of RITA to AngioDynamics for the benefit of RITA insiders.

The complaint filed by plaintiff sought, among other things, a determination that the litigation is properly maintained as a class action, a declaration that the merger agreement was entered into in breach of the RITA directors' fiduciary duties, rescission of the merger or any of the terms thereof to the extent implemented, imposition of a constructive trust with respect to any payments or awards to be issued to defendants, an injunction enjoining RITA, the RITA directors and others from consummating the merger unless and until the joint proxy statement/prospectus is revised, a direction requiring that the RITA directors exercise their fiduciary duties to obtain a transaction which is in the best interests of RITA stockholders, an award of costs, including attorneys' and experts' fees, and other unspecified relief.

RITA and AngioDynamics agreed to settle the Stockholder Action and, in connection therewith, made certain modifications to the disclosures accompanying the amended joint proxy statement which was filed with the SEC on December 22, 2006, and to provisions in the Merger Agreement. Additionally, RITA and AngioDynamics agreed to reimburse the plaintiff's attorneys in the amount of $300,000 as awarded by the court. The court granted final approval of the parties' settlement on August 1, 2007.

S.D. v. RITA Medical Systems Health Benefits Plan

On October 31, 2006, S.D. filed an action entitled *S.D., on her own behalf and as guardian of T.D., and Island View Residential Treatment Center, Inc. v. RITA Medical Systems Health Benefits Plan and Blue Cross of California*, case number 1:06-cv-135 DB, in the U.S. District Court for the District of Utah. The claim asserts a cause of action for recovery of benefits under 29 U.S.C. section 1132(a)(1)(B). The complaint alleges that the action of defendants in failing to make payment for the treatment provided by Island View Residential Treatment Center is a violation of the RITA Benefits Plan, the Blue Cross insurance policy, and California state law. RITA Benefits Plan denies all wrongdoing and intends to vigorously defend this action. On June 11, 2007, the court stayed the action pending resolution of an independent lawsuit involving Island View and Blue Cross of California and having similar issues. Progress in this action has not reached a point to assess with any reasonable degree of certainty the likelihood of an unfavorable outcome or an estimate of any potential loss.

Donald Neal Wilkerson v. Tasha Christian and RITA Medical Systems, Inc.

We have been named as a defendant in a wrongful death action entitled *Donald Neal Wilkerson, individually and as the Administrator of the Estate of Sandra Hatcher Wilkerson, deceased v. Tasha Christian and RITA Medical Systems, Inc.*, civil action number 06-871, and related arbitration proceedings, filed in the U.S. District Court for the Middle District of North Carolina on October 4, 2006. The plaintiff seeks unspecified damages, including both compensatory and punitive damages, costs, and such other relief as the court may deem appropriate in allegedly causing the death of Sandra Wilkerson.

On November 20, 2006, RITA filed a motion to dismiss the complaint on the ground that plaintiff's claims are time barred by the applicable statute of limitations. On November 29, 2006, plaintiff filed an Amended Complaint. RITA moved to dismiss the Amended Complaint on December 13, 2006, on statute of limitations grounds. Progress in this action has not reached a point to assess with any reasonable degree of certainty the likelihood of an unfavorable outcome or an estimate of any potential loss.

We are party to other legal actions that arise in the ordinary course of our business. We believe that any liability resulting from any currently pending litigation will not, individually or in the aggregate, have a material adverse effect on our business, financial condition, results of operations, or cash flows.

Item 4. ***Submission of Matters to a Vote of Security Holders***

None.

Part II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities.***

Our common stock is traded on The Global Market tier of The NASDAQ Stock Market LLC (formerly the Nasdaq National Market), under the symbol "ANGO."

The following table sets forth, for the periods indicated, the high and low sale prices for our common stock as reported by The Nasdaq National Market.

	Sale Price	
	High	**Low**
Fifty-two weeks ended June 2, 2007		
Fourth Quarter	$23.87	$15.68
Third Quarter	$26.93	$20.13
Second Quarter	$24.84	$15.20
First Quarter	$30.00	$16.04

	Sale Price	
	High	**Low**
Fifty-three weeks ended June 3, 2006		
Fourth Quarter	$31.29	$21.68
Third Quarter	$29.54	$19.84
Second Quarter	$23.46	$18.44
First Quarter	$26.00	$19.00

As of July 31, 2007, there were 361 record holders of our common stock.

Dividends

We did not declare any cash dividends on our common stock during our last two fiscal years. We do not anticipate paying any cash dividends on our common stock for the foreseeable future.

Performance Graph

The following graph compares the cumulative 3-year total return to shareholders on AngioDynamics, Inc.'s common stock relative to the cumulative total returns of the NASDAQ Composite index and the NASDAQ Medical Equipment index. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock and in each of the indexes on 5/27/2004 and its relative performance is tracked through 6/2/2007.



COMPARISON OF 3 YEAR CUMULATIVE TOTAL RETURN*
Among AngioDynamics, Inc., The NASDAQ Composite Index
And The NASDAQ Medical Equipment Index
$250
$200
$150
$100
$50
$0
5/27/04
8/28/04
11/27/04
2/26/05
5/28/05
8/27/05
11/26/05
2/25/06
6/3/06
9/2/06
12/2/06
3/3/07
6/2/07
AngioDynamics, Inc.
NASDAQ Composite
NASDAQ Medical Equipment

* $ 100 invested on 5/27/04 in stock or on 4/30/04 in index-including reinvestment of dividends. Indexes calculated on month-end basis.

	5/27/04	8/28/04	11/27/04	2/26/05	5/28/05
AngioDynamics, Inc.	100.00	101.84	129.92	173.83	163.12
NASDAQ Composite	100.00	96.42	110.04	107.62	107.43
NASDAQ Medical Equipment	100.00	98.25	107.31	109.27	109.95

8/27/05	11/26/05	2/25/06	6/3/06	9/2/06	12/2/06	3/3/07	6/2/07
177.36	160.56	202.48	235.04	144.72	169.44	186.40	130.24
112.01	116.56	120.27	115.75	116.71	129.62	129.51	140.04
116.18	118.38	120.35	115.96	115.36	122.36	130.15	137.17

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Item 6. ***Selected Consolidated Financial Data***

You should read the following selected financial data in conjunction with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this annual report on Form 10-K. The consolidated statements of operations data for the fifty-two weeks ended June 2, 2007, fifty-three weeks ended June 3, 2006, and the fifty-two weeks ended May 28, 2005, and the consolidated balance sheet data as of June 2, 2007 and June 3, 2006, are derived from the audited consolidated financial statements that are included elsewhere in this annual report on Form 10-K. The consolidated statements of operations data for the fifty-two weeks ended May 29, 2004 and May 31, 2003, and the consolidated balance sheet data as of May 28, 2005, May 29, 2004, and May 31, 2003, are derived from our audited consolidated financial statements not included in this annual report on Form 10-K. Historical results are not necessarily indicative of the results of operations to be expected for future periods. See Note A of "Notes to Consolidated Financial Statements" for a description of the method that we used to compute our historical basic and diluted net income per share attributable to common stockholders.

	Fifty-two weeks ended	Fifty-three weeks ended	Fifty-two weeks ended		
	June 2, 2007 (c) (d)	June 3, 2006	May 28, 2005	May 29, 2004	May 31, 2003
	(in thousands, except per share data)				
Consolidated Statements of Operations Data:					
Net sales	$ 112,227	$ 78,451	$ 60,289	$ 49,055	$ 38,434
Cost of goods sold	46,060	32,930	26,912	23,254	18,572
Gross profit	66,167	45,521	33,377	25,801	19,862
Operating expenses					
Research and development	20,555	5,869	4,570	3,551	2,509
Sales and marketing	31,605	21,399	16,000	13,562	11,338
General and administrative	25,232	7,947	5,080	3,565	2,777
Total operating expenses	77,392	35,215	25,650	20,678	16,624
Operating (loss) income	(11,225)	10,306	7,727	5,123	3,238
Other income (expenses)					
Interest income	4,047	792	304	16	38
Impairment loss on investment			(300)		
Interest expense (a)	(308)	(138)	(150)	(758)	(1,021)
Other income	314	162	36		
(Loss) Income before income tax provision	(7,172)	11,122	7,617	4,381	2,225
Income tax provision	1,955	4,256	3,069	1,238	1,069
Net (loss) income	(9,127)	$ 6,866	$ 4,548	$ 3,143	$ 1,186
(Loss) earnings per common share:					
Basic	$ (0.49)	$ .55	$ .39	$ .34	$ .13
Diluted	$ (0.49)	$ .53	$ .37	$ .32	$ .13
Weighted average number of shares used in per share calculation:					
Basic	18,443,570	12,377,731	11,571,317	9,216,027	9,200,000
Diluted	18,443,570	12,964,574	12,328,783	9,838,168	9,472,233

	As of				
	June 2, 2007	June 3, 2006	May 28, 2005	May 29, 2004	May 31, 2003
	(in thousands)				
Consolidated Balance Sheet Data:					
Cash, cash equivalents and marketable securities (b)	$ 73,290	$ 89,752	$27,099	$ 2,585	$ 2,466
Working Capital	107,443	111,349	42,080	30,981	12,360
Total Assets	383,281	137,000	59,672	49,726	27,056
Non-current liabilities	26,905	2,755	2,935	3,100	19,403
(Accumulated deficit) retained earnings	(5,981)	3,146	(3,720)	(8,268)	(10,943)
Total stockholders' equity	335,958	123,438	49,110	37,232	1,488

(a) Interest expense, net, includes imputed interest on debt to E-Z-EM of $596 and $892 for the fifty-two weeks ended May 29, 2004 and May 31, 2003, respectively. The interest charges are treated as non-cash items for cash flow purposes and increases to additional paid-in capital. Of our indebtedness to E-Z-EM, $13,148 was capitalized prior to the completion of our initial public offering and the remaining $3,000 was repaid in June 2004 from the proceeds of the initial public offering.

(b) Cash, cash equivalents and marketable securities include auction-rate investments of $4,475 and $10,000 as of June 2, 2007 and June 3, 2006 and restricted cash of $1,786, $101 and $798 as of June 2, 2007, May 29, 2004 and May 31, 2003, respectively.

(c) Fiscal year 2007 includes the impact of stock-based compensation expense from our adoption of SFAS No. 123(R); the impact on operating income was approximately $3.5 million. The impact on net income was approximately $2.4 million, or $0.13 per basic and diluted share. See Notes A and O to the Consolidated Financial Statements for additional information.

(d) During fiscal year 2007, we completed the acquisition of RITA Medical Systems, Inc. for approximately $244 million. In connection with the acquisition, we incurred an in-process R&D charge of $12.1 million, or approximately $0.66 per basic and diluted share. See Note C to the Consolidated Financial Statements for additional information.

Item 7. *Management's Discussion and Analysis of Financial Conditions and Results of Operations*

The following information should be read together with the audited consolidated financial statements and the notes thereto and other information included elsewhere in this annual report on Form 10-K.

Forward-Looking Statements

This annual report on Form 10-K, including the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business", contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are intended to be covered by the safe harbors created thereby. These statements relate to future events or AngioDynamics' future financial performance and involve known and unknown risks, uncertainties and other factors that may cause AngioDynamics' or its industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. These risks and other factors include those listed under Risk Factors (Item 1A) and elsewhere in this annual report on Form 10-K. In some cases, forward-looking statements may be identified by terminology such as "may", "will", "should", "expects", "intends", "anticipates", "plans", "believes", "seeks", "estimates", "predicts", "potential", "continue" or variations of such terms or similar expressions. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, readers should specifically consider various factors, including the risks outlined under "Risk Factors". These factors may cause AngioDynamics' actual results to differ materially from any forward-looking statement.

Although we believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that the forward-looking statements included in this annual report on Form 10-K will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved.

Overview

AngioDynamics is a provider of innovative medical devices used in minimally invasive, image-guided procedures to treat peripheral vascular disease, or PVD, and local oncology therapy options for treating cancer, including radiofrequency ablation ("RF" or "RFA") and systems and embolization products for treating cancerous tumors. We design, develop, manufacture and market a broad line of therapeutic and diagnostic devices that enable interventional physicians (interventional radiologists, vascular surgeons, interventional and surgical oncologists and others) to treat PVD, tumors, and other non-coronary diseases. We believe that we are the only company whose primary focus is to offer a comprehensive product line for the interventional treatment of these diseases. For the past five fiscal years, over 95% of our net sales were from single-use, disposable products. The following table sets forth our aggregate net sales from the following product categories for our last three fiscal years:

	2007		2006		2005	
			$	%	$	%
	(dollars in thousands)					
Interventional Products	$101,126	90.1%	$78,451	100.0%	$60,289	100.0%
Oncology Products	11,101	9.9				
Total	$112,227	100.0%	$78,451	100.0%	$60,289	100.0%

We sell our broad line of quality devices in the United States through a direct sales force and outside the U.S. through a combination of direct sales and distributor relationships. As of July 31, 2007, our sales organization numbered 102 in the U.S. and 15 outside the U.S. For fiscal years 2007, 2006, and 2005, 6.3%, 4.1%, and 4.2%, of our net sales were in non-U.S. markets.

Our growth depends in large part on the continuous introduction of new and innovative products, together with ongoing enhancements to our existing products, through internal product development, technology licensing and strategic alliances. For fiscal 2007, about 60% of our net sales were from products introduced in the last five years. For each of the past three fiscal years, we invested at least 7% of our net sales in research and development ("R&D"). R&D expenditures were 18.3% of net sales for fiscal 2007. A significant portion of our R&D expenses in 2007 related to a non-cash charge of $12.1 million for in-process R&D required under purchase accounting rules from our acquisition of RITA. Without this charge, our R&D expenses were approximately 7.5% of net sales. We expect that our R&D expenditures will reach approximately 8 to 9% of net sales for fiscal 2008 and remain at that level thereafter. However, downturns in our business could cause us to reduce our R&D spending.

We are also seeking to grow through selective acquisitions of complementary businesses and technologies. In January 2007, we completed the acquisition of RITA. This acquisition creates a diversified medical technology company with a broad line of access, diagnostic and therapeutic products that enable interventional physicians and surgeons to treat peripheral vascular disease and cancerous tumors. Interventional oncology is a large and growing area for our existing customer base and RITA's leadership position, premium products and excellent reputation fit our strategy perfectly. RITA had a very strong position in vascular access ports, which are an ideal sales fit with our Morpheus® CT PICC and the vascular access port technology we purchased from Medron in May 2006. In addition, our recently acquired irreversible electroporation (IRE) soft tissue ablation technology, which we expect to commercialize in mid-2008, will be complementary to RITA's diverse offering of local oncology therapies, which include its market-leading RFA systems, Habib Sealer™ resection devices and LC Beads™ for tumor embolization.

Although we completed a public offering of our common stock in fiscal 2006, we used a substantial portion of our available cash in the RITA acquisition and our remaining cash resources are somewhat limited. Except to the extent we can further use our equity securities as acquisition capital, we will require additional equity or debt financing to fund any future significant acquisitions.

For fiscal 2007, approximately 30% of our net sales were derived from products manufactured for us by third parties, compared to 35% for fiscal 2006. We intend to continue to manufacture more of these products in-house to achieve lower product costs and increased profitability. In 2003 and 2006, we expanded our manufacturing facility in Queensbury, New York, to provide us with significantly greater manufacturing capacity and to accommodate additional research, development and administrative requirements. We are not currently operating our manufacturing facilities at full capacity. However, we anticipate requiring additional administrative and engineering space within the next one to two years.

Our ability to further increase our profitability will depend in large part on improving gross profit margins. Factors such as changes in our product mix, new technologies and unforeseen price pressures may cause our margins to grow at a slower rate than we have anticipated or to decline.

Recent Developments

Acquisition of RITA Medical Systems, Inc.

On January 29, 2007, we completed the acquisition of RITA. As a result of the acquisition, each outstanding share of common stock of RITA was converted into (i) 0.1722 shares of common stock of AngioDynamics and (ii) $0.515 in cash.

In connection with the acquisition, the Company issued approximately 7.9 million shares of common stock, assumed outstanding RITA options and other convertible securities, which are exercisable for an additional 1.9 million shares of our common stock and paid approximately $23.6 million in cash to the former stockholders of RITA.

We have accounted for the acquisition of RITA as a purchase under accounting principles generally accepted in the United States of America. Under the purchase method of accounting, the assets and liabilities of RITA were recorded as of the acquisition date, at their respective fair values, and consolidated with those of AngioDynamics. The preparation of the valuation of the fair value of the assets and liabilities of RITA required the use of significant assumptions and estimates, specifically expected future cash flows and the applicable discount rates for the acquired intangibles, Black-Scholes assumptions for the valuation of the exchanged options and warrants, and estimates for IRC Section 382 limitations for the deferred tax assets. These estimates were based on assumptions that we believed to be reasonable as of the date of acquisition. However, our actual results may differ from these estimates.

RITA's operating results were consolidated with those of AngioDynamics beginning on the date of the acquisition, January 29, 2007. Since our results are not restated retroactively to reflect the historical financial position or results of RITA, fluctuations in our operating results for 2007 as compared to the prior periods are significantly impacted by the acquisition of RITA. However, we have included supplemental pro forma financial information in NOTE C—ACQUISITIONS to our audited consolidated financial statements contained in this annual report to give effect to the acquisition as though it had occurred at the beginning of each of the periods presented in this Form 10-K.

The RITA acquisition enhances our overall competitive position and growth potential. Historically, less than 5% of our total sales have come from non-U.S. markets. Through RITA's direct international sales force in the United Kingdom, Germany, and France we expect our international sales to increase significantly going forward. We also expect our combined gross profit margins to improve as a result of RITA acquisition, as RITA's gross profit margins have historically been higher than AngioDynamics', on a stand-alone basis.

Subsequent to the acquisition, we classify our revenues into two product groups—Interventional Products and Oncology Products. The Interventional Products group includes our angiographic, thrombolytic, dialysis, image-guided vascular access (IGVA), PTA, venous, and drainage products. The Oncology Products group includes the RFA, embolization and surgical resection products acquired in the RITA transaction. RITA's port product line, hemodialysis catheter, venous catheter, needles, and PICC's are part of the Interventional Products group.

Facility Expansion

In September 2006, we broke ground on a 36,000 square foot expansion at our Queensbury, N.Y. headquarters. The expansion will include increased warehouse and distribution space to support projected growth in the Company's core business. The building project, which is expected to be completed in the first quarter of fiscal 2008, will help ensure we have adequate capacity to support our fast-growing customer base.

Critical Accounting Policies and Use of Estimates

Our significant accounting policies are summarized in Note A to our consolidated financial statements included elsewhere in this annual report on Form 10-K. While all these significant accounting policies affect the reporting of our financial condition and results of operations, we view certain of these policies as critical. Policies determined to be critical are those policies that have the most significant impact on our financial statements and require us to use a greater degree of judgment and/or estimates. Actual results may differ from those estimates. The accounting policies identified as critical are as follows:

Revenue Recognition

We recognize revenue in accordance with generally accepted accounting principles as outlined in the SEC's Staff Accounting Bulletin No. 104, "Revenue Recognition," which requires that four basic criteria be met before revenue can be recognized: (i) persuasive evidence that an arrangement exists; (ii) the price is fixed or determinable; (iii) collectibility is reasonably assured; and (iv) product delivery has occurred or services have been rendered. Decisions relative to criterion (iii) regarding collectibility are based upon our judgments, as discussed under "Accounts Receivable" below, and should conditions change in the future and cause us to determine this criterion is not met, our results of operations may be affected. We recognize revenue, net of sales taxes assessed by any governmental authority, as products are shipped, based on F.O.B. shipping point terms when title passes to customers. We negotiate shipping and credit terms on a customer-by-customer basis and products are shipped at an agreed upon price. All product returns must be pre-approved by us and customers may be subject to a 20% restocking charge. To be accepted, a returned product must be unadulterated, undamaged and have at least 12 months remaining prior to its expiration date.

Accounts Receivable

Accounts receivable, principally trade, are generally due within 30 to 90 days and are stated at amounts due from customers, net of an allowance for doubtful accounts. We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current credit worthiness, as determined by a review of their current credit information. We continuously monitor aging reports, collections and payments from customers, and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we identify. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that the same credit loss rates will be experienced in the future. We write off accounts receivable when they become uncollectible. For fiscal years 2007, 2006, and 2005, our write offs of accounts receivable aggregated $105,000.

Income Taxes

In preparing our financial statements, we calculate income tax expense for each jurisdiction in which we operate. This involves estimating actual current taxes due plus assessing temporary differences arising from differing treatment for tax and accounting purposes that are recorded as deferred tax assets and liabilities. We periodically evaluate deferred tax assets, capital loss carryforwards and tax credit carryforwards to determine their recoverability based primarily on our ability to generate future taxable income and capital gains. Where their recovery is not likely, we estimate a valuation allowance and record a corresponding additional tax expense in our statement of operations. If actual results differ from our estimates due to changes in assumptions, the provision for income taxes could be materially affected. As of June 2, 2007, our valuation allowance and net deferred tax asset were approximately $2.2 million and $31.5 million, respectively. The deferred tax asset includes $118.6 million of Federal net operating loss carryforwards and $53.0 million of state net operating loss carryforwards acquired as part of the RITA acquisition. These losses could be significantly limited under Internal Revenue Code ("IRC") Section 382. Our analysis of RITA's ownership changes as defined in IRC Section 382 shows that approximately $15.8 million of Federal net operating losses and $14.2 million of state net operating losses will expire prior to utilization. The gross deferred tax asset related to the net operating losses reflects this limitation.

We need to generate approximately $7 million of taxable income in each year over the next nineteen years to ensure the realizability of our deferred tax assets. After taking into consideration the charges for purchased R&D and litigation damage award we have determined that we have sufficient existing levels of pre-tax earnings to generate sufficient taxable income to realize the net deferred tax assets recorded on our balance sheet.

In order to support the realizability of our net deferred tax asset, we projected our pre-tax income utilizing historical results. Utilizing this projected pre-tax income, we have projected taxable income taking into consideration existing levels of permanent differences including stock option exercise deductions and non-deductible expenses and the reversal of significant temporary differences including the litigation damage award and acquired intangibles.

Our federal net operating loss carryforwards as of June 2, 2007 after considering IRC Section 382 limitations are $102.8 million. The expiration of the federal net operating loss carryforwards are as follows: $.9 million expire between 2008 and 2011, $64.7 million expire between 2017 and 2021, and $37.2 million expire between 2022 and 2026.

Our state net operating loss carryforwards as of June 2, 2007 after considering IRC Section 382 limitations are $38.8 million which expire in various years from 2008 to 2026.

We have a tax allocation and indemnification agreement with E-Z-EM with whom we have filed consolidated Federal tax returns for periods through October 30, 2004. Under this agreement, we paid Federal income tax based on the amount of taxable income we generated and were credited for Federal tax benefits we generated that were used by us or other members of the consolidated group. This agreement does not cover tax liabilities arising from state, local and other taxing authorities to whom we report separately.

In November 2005, the FASB issued FASB Staff Position SFAS No. 123(R)-3, "Transition Election to Accounting for the Tax Effect of Share-Based Payment Awards." We have elected to adopt the modified prospective transition method for calculating the tax effects of stock-based compensation pursuant to SFAS No. 123(R). Under the modified prospective transition method, no adjustment is made to the deferred tax balances associated with stock-based payments that continue to be classified as equity awards. Additionally, we elected to use the "long-form method," as provided in paragraph 81 of SFAS No. 123(R) to determine the pool of windfall tax benefits. The long-form method requires us to analyze the book and tax compensation for each award separately as if it had been issued following the recognition provisions of SFAS No. 123, subject to adjustments for net operating loss carryforwards.

Inventories

We value inventories at the lower of cost (on the first-in, first-out method) or market. On a quarterly basis, we review inventory quantities on hand and analyze the provision for excess and obsolete inventory based primarily on product expiration dating and our estimated sales forecast, which is based on sales history and anticipated future demand. Our estimates of future product demand may not be accurate and we may understate or overstate the provision required for excess and obsolete inventory. Accordingly, any significant unanticipated changes in demand could have a significant impact on the value of our inventory and results of operations. As of June 2, 2007, June 3, 2006, and May 28, 2005, our reserve for excess and obsolete inventory was $3,715,000, $1,322,000, and $779,000, respectively.

Property, Plant and Equipment

We state property, plant and equipment at cost, less accumulated depreciation, and depreciate these assets using the straight-line method over their estimated useful lives. We determine this based on our estimates of the period over which the assets will generate revenue. We evaluate these assets for impairment annually or as changes in circumstances or the occurrence of events suggest the remaining value is not recoverable. Any change in condition that would cause us to change our estimate of the useful lives of a group or class of assets may significantly affect depreciation expense on a prospective basis.

Goodwill and Intangible Assets

Intangible assets other than goodwill are amortized over their estimated useful lives, which range between three and nineteen years, on either a straight-line basis over the expected period of benefit or as revenues are earned from the sales of the related products. We periodically review the estimated useful lives of our intangible assets and review such assets for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Our determination of impairment is based on estimates of future cash flows. If an intangible asset is considered to be impaired, the amount of the impairment will equal the excess of the carrying value over the fair value of the asset.

For goodwill, the evaluation requires a comparison of the estimated fair value of the reporting unit to which the goodwill is assigned to the sum of the carrying value of the assets and liabilities of that unit. If the sum of the carrying value of the assets and liabilities of a reporting unit exceeds the fair value of the reporting unit, the carrying value of the reporting unit's goodwill is reduced to its implied fair value through an adjustment to the goodwill balance, resulting in an impairment charge. Our determination of impairment is based on estimates of future cash flows. We will test goodwill for impairment during the third quarter of every fiscal year, and when an event occurs or circumstances change such that it is reasonably possible that impairment exists. Events that could, in the future, result in impairment include, but are not limited to, sharply declining sales for a significant product or in a significant geographic region.

Stock-based compensation

On June 4, 2006, (the "Effective Date") we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment," ("SFAS 123(R)"), which requires the measurement and recognition of compensation expense for all share-based payment awards made to our employees and directors including employee stock options and employee stock purchases related to our Stock Purchase Plan based on estimated fair values. We adopted SFAS 123(R) using the "modified-prospective method," which is a method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement No. 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date. In accordance with this method of adoption, prior period results of operations and financial position have not been restated to reflect the impact of stock-based compensation. Prior to the adoption of SFAS 123(R), we accounted for options using the intrinsic value method under the guidance of APB No. 25, and provided pro forma disclosure as allowed by Statement No. 123.

For 2007, we recognized stock-based compensation expense of $3,498,000 before-tax ($2,372,000 net of income taxes, or $0.13 per diluted share). This stock-based compensation expense included expense associated with non-vested stock awards of $267,000 ($167,000 net of income taxes, or less than $0.01 per diluted share).

Under the provisions of SFAS 123(R), we will recognize the following future expense for awards granted as of June 2, 2007:

	Unrecognized Compensation Cost	Weighted-Average Remaining Vesting Period (in years)
Stock options	$ 9,406,000	2.82
Non-vested stock awards	792,000	2.00
	$10,198,000	2.78

Unrecognized compensation cost for stock options is presented net of 8.1% assumed annual forfeitures.

We recognize compensation expense for our stock awards issued subsequent to the adoption of SFAS 123(R) on a straight-line basis over the substantive vesting period. Prior to the adoption of SFAS 123(R), we allocated the pro forma compensation expense for stock options over the vesting period using straight-line attribution method. We will continue to amortize compensation expense related to stock options granted prior to the adoption of SFAS 123(R) using a straight-line attribution method.

The amount of stock-based compensation recognized is based on the value of the portion of awards that are ultimately expected to vest. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The term "forfeitures" is distinct from "cancellations" or "expirations" and represents only the unvested portion of the surrendered option. We currently expect, based on an analysis of our historical forfeitures, that approximately 91.9% of our options will vest annually, and we have therefore applied a 8.1% annual forfeiture rate in determining the stock-based compensation charge recorded. We will re-evaluate this estimate periodically and adjust the forfeiture rate on a prospective basis as necessary. Ultimately, the actual expense recognized over the vesting period will only be for those shares that actually vest.

For the fiscal year ended June 2, 2007, we used the Black-Scholes option-pricing model ("Black-Scholes") as our method of valuation under SFAS 123(R) and a single option award approach. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. Black-Scholes was also previously used for our pro forma information required by SFAS 123 for periods prior to June 4, 2006. The fair value of share based payment awards on the date of the grant as determined by the Black-Scholes model is affected by our stock price as well as other assumptions. These assumptions include, but are not limited to the expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, and a risk-free interest rate. The risk-free interest rate is based on factual data derived from public sources. The expected stock-price volatility and option life assumptions require significant judgment which makes them critical accounting estimates.

We consider historical volatility and trends within our industry/peer group when estimating expected stock price volatility. We use yield rates on U.S. Treasury securities for a period approximating the expected term of the award to estimate the risk-free interest rate. The expected term is based on historical exercise and forfeiture data. The dividend yield is based on the history and expectation of dividend payments. Our historical data includes information only from May 26, 2004, the date of our initial public offering.

Results of Operations

Our fiscal years ended June 2, 2007, June 3, 2006, and May 28, 2005 represent fifty-two weeks, fifty-three weeks, and fifty-two weeks, respectively. Our operating results for fiscal 2007, 2006, and 2005 are expressed as a percentage of total net sales in the following table.

	Fifty-two weeks ended June 2, 2007	Fifty-three weeks ended June 3, 2006	Fifty-two weeks ended May 28, 2005
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	41.0	42.0	44.6
Gross profit	59.0	58.0	55.4
Operating expenses			
Research and development	18.3	7.5	7.6
Sales & marketing	28.2	27.3	26.6
General & administrative	22.5	10.1	8.4
Total operating expenses	69.0	44.9	42.6
Operating (loss) income	(10.0)	13.1	12.8
Other income (expenses)			
Interest income	3.6	1.0	0.5
Interest expense	(0.3)	(0.1)	(0.3)
Other, net	0.3	0.2	(0.4)
(Loss) income before income tax provision	(6.4)	14.2	12.6
Income tax provision	1.7	5.4	5.1
Net (loss) income	(8.1)%	8.8%	7.5%

A significant amount of the expenses we incurred in 2007 related to the acquisition of RITA and were outside the normal course of our operations as a stand-alone company. As required under the rules of purchase accounting, these expenses included an in-process R&D charge of $12.1 million that carries with it no income tax benefit, as well as amortization expense of $1,936,000 on the fair values of the acquired intangible assets and $1,192,000 of reduced gross margin as a result of the step up in basis and subsequent sale of finished goods inventory we acquired. Additionally, we incurred non-capitalizable integration and restructuring costs of $916,000. These costs aggregated $14,607,000, net of income taxes of $1,537,000.

For 2007, we were able to use net operating losses ("NOL") generated by RITA to offset the amount of cash we paid for Federal and state income taxes. The cash benefit amounted to approximately $1.6 million. According to the rules of purchase accounting, we are unable to use acquired NOL's to offset our provision for income taxes in the statement of operations.

We also incurred expenses related to an unfavorable verdict in a legal action. The Company recorded a charge of $9.71 million ($6.0 million, net of tax), for the amount of the awarded damages and pre-judgment interest, to general and administrative expenses and $80,000 for post-verdict interest expense in the 2007 consolidated statement of operations.

Fiscal years ended June 2, 2007 and June 3, 2006

Net sales. Net sales consist of revenue derived from the sale of our products and related freight charges, less discounts and returns. For fiscal 2007, net sales were $112.2 million, an increase of $33.8 million, or 43.1%, compared to fiscal 2006. The increase in net sales was primarily due to the continued growth from new products released in or subsequent to fiscal 2006, continuing market share gains of our existing product lines, and sales of products acquired in the RITA transaction from January 29, 2007, to the end of the 2007 fiscal year. Sales of interventional products increased by 29.5%, or $22.5 million, to $98.8 million, due to increased sales of the Morpheus® CT PICC, the TOTAL Abscession™ drainage catheter, the DuraFlow dialysis catheter, Sotradecol®, and the Vortex® family of vascular access ports. Sales of oncology products were $10.8 million, consisting primarily of sales of radiofrequency ablation (RFA) products and sales of the HABIB 4X™ resection device. There were no sales of port or oncology products in fiscal 2006, as they were previously sold by RITA. Net sales to non-U.S. markets for fiscal 2007 were $7.1 million, or 6.3% of net sales, compared to $3.2 million, or 4.1% of net sales, for fiscal 2006. This increase was primarily due to increased unit sales of vascular access ports and oncology products. Substantially all of the increase in our sales was due to increased unit sales, with less than 1% of the increase attributable to price increases.

Gross profit. Gross profit consists of net sales less the cost of goods sold, which includes the costs of materials, products purchased from third parties and sold by us, manufacturing personnel, freight, business insurance, depreciation of property and equipment and other manufacturing overhead. For fiscal 2007, gross profit as a percentage of net sales increased to 59.0% from 58.0% for fiscal 2006. The increase in gross margin percentage was due to a favorable product mix resulting from increased sales of higher margin products, such as the Morpheus CT PICC, the VenaCure procedure kit, the TOTAL Abscession™ drainage catheter, RFA electrodes and vascular access ports, offset by increased sales of Sotradecol, which carries a lower gross margin. Gross profit was also reduced by 100 basis points for the amortization of the step up in basis and subsequent sale of finished goods inventory we acquired in the RITA acquisition.

Research and development expenses. Research and development expenses include costs to develop new products, enhance existing products, validate new and enhanced products and register, maintain and defend our intellectual property. Research and development expenses were 18.3% of net sales for fiscal 2007, compared to 7.5% for fiscal 2006. R&D expenses increased 250%, or $14.7 million, due primarily to an in-process R&D charge of $12.1 million in connection with the acquisition of RITA. Other increases are expenses associated with ongoing projects.

Sales and marketing expenses. Sales and marketing expenses consist primarily of the costs of salaries, commissions, travel and entertainment, attendance at medical society meetings, and advertising and product promotions and samples. Selling and marketing expenses were 28.2% of net sales for fiscal 2007, compared to 27.3% for fiscal 2006. For fiscal 2007, selling and marketing expenses increased 44.4%, or $10.2 million, compared to fiscal 2006. Selling expenses increased 43.1%, or $7.0 million, due primarily to the acquisition of RITA and its 44-person sales staff, as well as stock-based compensation. Marketing expenses increased 57.1%, or $3.2 million, also primarily due to the acquisition of RITA and tradeshow expenses.

General and administrative expenses. General and administrative expenses include corporate, finance, human resources, administrative and professional fees, as well as information technology expenses. General and administrative expenses were 22.5% of net sales for fiscal 2007, compared to 10.1% for fiscal 2006. For fiscal 2007, these expenses increased 218%, or $17.3 million, partially due to a compensatory damage award and related charges, totaling $9.7 million, incurred as a result of an unfavorable verdict in a legal action, personnel and administrative expenses from the acquisition of RITA, stock-based compensation, amortization expense on the stepped-up basis of intangible assets acquired in the RITA transaction, and travel and administrative costs associated with our recent acquisition and integration activities.

Other income (expenses). Other income (expenses) includes interest income, realized gains and losses from the sales of marketable securities, changes in fair value of an interest rate swap and interest expense. For fiscal 2007, other income (expenses) increased $3.2 million to $4.0 million, due primarily to increases in interest income. Both an increase in our investment portfolio and higher yields contributed to the increase in interest income. As a percentage of net sales, other income (expenses), net, was 0.3% and 0.2% for fiscal 2007 and fiscal 2006, respectively.

Income taxes. Our provision for income taxes decreased $2.3 million in fiscal 2007, from $4.3 million in fiscal 2006. The in-process R&D charge of $12.1 million, which is non-deductible for income tax purposes, had a significant impact on our effective tax rate for fiscal 2007. Without this charge, our effective tax rate for fiscal 2007 was 39.7% compared to 38.3% for fiscal 2006, and the Federal statutory rate of 34.0%. In both fiscal years, we recorded other expenses that were non-deductible for Federal income tax purposes.

Fiscal years ended June 3, 2006 and May 28, 2005

Net sales. Net sales consist of revenue derived from the sale of our products and related freight charges, less discounts and returns. For fiscal 2006, net sales were $78.5 million, an increase of $18.2 million, or 30.1%, compared to fiscal 2005. The increase in net sales was primarily due to the continued growth from new products released in or subsequent to fiscal 2005, as well as the continuing market share gains of our existing product lines. Faster growing products included our vascular access line, for which sales increased 77.4%, or $5.3 million, due primarily to the continued growth of our MORPHEUS CT PICC; venous products, for which sales increased by 57.9%, or $4.5 million; dialysis products, for which sales increased 23.2%, or $3.7 million, principally due to the continued growth of the Dura-Flow and EvenMore chronic dialysis catheters; and angiographic products, for which sales increased 18.2%, or $3.3 million. Sales of thrombolytic products, including our Uni*Fuse catheter, increased $0.9 million. Sales of drainage products, which includes our new TOTAL ABSCESSION drainage catheter, accounted for $0.8 million of the increase in our net sales for fiscal 2006. Net sales to non-U.S. markets for fiscal 2006 were $3.2 million, or 4.1% of net sales, compared to $2.5 million, or 4.2% of net sales, for fiscal 2005. This increase was primarily due to increased unit sales of angiographic products. All of the increase in our net sales was due to increased unit sales.

Gross profit. Gross profit consists of net sales less the cost of goods sold, which includes the costs of materials, products purchased from third parties and sold by us, manufacturing personnel, freight, business insurance, depreciation of property and equipment and other manufacturing overhead. For fiscal 2006, gross profit as a percentage of net sales increased to 58.0% from 55.4% for fiscal 2005. The increase in gross margin percentage was due to a favorable product mix resulting from increased sales of higher margin products, such as the Morpheus CT PICC, the VenaCure procedure kit, and the EvenMore catheter.

Research and development expenses. Research and development expenses include costs to develop new products, enhance existing products, validate new and enhanced products and register, maintain and defend our intellectual property. Research and development expenses were 7.5% of net sales for fiscal 2006, compared to 7.6% for fiscal 2005. R&D expenses increased 28.4%, or $1.3 million, due to adding personnel in both our research and development departments; expanded efforts to maintain and register our intellectual property assets, and costs associated with ongoing projects.

Sales and marketing expenses. Sales and marketing expenses consist primarily of the costs of salaries, commissions, travel and entertainment, attendance at medical society meetings, and advertising and product promotions and samples. Selling and marketing expenses were 27.3% of net sales for fiscal 2006, compared to 26.6% for fiscal 2005. For fiscal 2006, selling and marketing expenses increased 33.7%, or $5.4 million, compared to fiscal 2005. Selling expenses increased 40.0%, or $4.5 million, due to personnel expenses related to the increased number of sales territories, including increased commissions, promotions and samples, meals and entertainment, and travel and lodging. During fiscal 2006, we added 12 new domestic sales representatives, bringing the total to 54 at June 3, 2006, and added two new zone directors. Marketing expenses increased 18.5%, or $871,000, principally due to product promotions, attendance at an increased number of medical society meetings as compared to the prior year, and professional society membership fees.

General and administrative expenses. General and administrative expenses include corporate, finance, human resources, administrative and professional fees, as well as information technology expenses. General and administrative expenses were 10.1% of net sales for fiscal 2006, compared to 8.4% for fiscal 2005. For fiscal 2006, these expenses increased 56.4%, or $2.9 million, partially due to consulting and accounting fees related to our compliance with the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley"), litigation expenses, accounting and legal fees associated with an attempted acquisition, an increase in our provision for bad debts, amortization of an intangible asset acquired during fiscal 2006, and amortization of a recently implemented business software platform. Non-recurring consulting fees incurred in conjunction with our initial efforts to comply with Sarbanes-Oxley comprised $642,000 of this increase, or 0.8% of net sales for fiscal 2006.

Other income (expenses). Other income (expenses) includes interest income, realized gains and losses from the sales of marketable securities and interest expense. For fiscal 2006, other income (expenses) increased $926,000 to $816,000, due primarily to increases in interest income of $488,000 and realized gains of $126,000 from sales of marketable securities. Both an increase in our investment portfolio and higher yields contributed to the increase in interest income. Fiscal 2005 also included an impairment loss of $300,000 related to our investment in Surgica Corporation. As a percentage of net sales, other income (expenses), net, was 1.1% and (0.2)% for fiscal 2006 and fiscal 2005, respectively.

Income taxes. Our effective income tax rates for fiscal 2006 and fiscal 2005 were 38.3% and 40.3%, respectively, compared to the Federal statutory rate of 34.0%. In both fiscal years, we recorded expenses that were non-deductible for Federal income tax purposes. Fiscal 2005 included a non-deductible capital loss of $300,000 related to our investment in Surgica Corporation.

Liquidity and Capital Resources

During the past three years, we have financed our operations primarily through cash flow from operations, the proceeds of our public offerings in 2004 and 2006, and long-term debt. At June 2, 2007, $73.3 million, or 19.1%, of our assets consisted of cash, cash equivalents, restricted cash, and marketable securities. Marketable securities are comprised of U.S. government issued or guaranteed securities, corporate bonds, and auction-rate investments. Our current ratio was 6.3 to 1, with net working capital of $107.4 million, at June 2, 2007, compared to a current ratio of 11.3 to 1, with net working capital of $111.3 million, at June 3, 2006. At June 2, 2007, total debt was $17.4 million, comprised of short and long-term bank debt for financing our facility expansions in Queensbury, New York, and $9.7 million of convertible debt recorded as part of the RITA acquisition. Other long-term liabilities consisted of $9.8 million for damages assessed in a patent infringement action. Total debt was $2.9 million at June 3, 2006.

We generated cash flow from operations of $8.8 million on a net loss of $9.1 million for fiscal 2007. Non-cash expenses for in-process R&D of $12.1 million, depreciation and amortization of $3.8 million, stock-based compensation of $3.5 million, a tax benefit from the exercise of stock options for $0.6 million, and increases to other long-term liabilities of $9.8 million were offset by uses of cash related to increases to accounts receivable and inventory to support the growth in net sales and decreases, net of the acquisition, to accounts payable and accrued liabilities, aggregating $10.2 million. Changes to deferred taxes and accrued income taxes further offset cash inflows by $1.9 million.

For fiscal 2007, our investing activities used net cash of $55.2 million, due to three reasons. We used cash of $30.3 million for the acquisition of RITA, patent rights, and a deposit for a potential acquisition. We had a net investment of $17.1 million of excess cash, consisting of a portion of the proceeds from our follow-on public offering and cash generated from operations, into U.S. Government obligations, corporate securities and auction-rate investments (generally, long-term municipal bonds that re-price weekly). Additionally, we made equipment purchases and building improvements totaling $5.8 million, of which approximately $3.2 million was for the expansion of our warehouse and production facility in Queensbury, New York. Capital expenditures for fiscal 2007 were funded by cash provided from operations and the issuance of $5.0 million of taxable adjustable rate notes, of which $1.8 million remained in restricted cash at June 2, 2007. For fiscal 2006 capital expenditures were funded by cash provided by operations and cash reserves. Net capital expenditures were $3.2 million and $1.8 million for fiscal 2006 and 2005, respectively.

Financing activities provided net cash of $10.5 million for fiscal 2007. As noted above, we issued $5.0 million of long-term debt to fund our 2006 facility expansion and received proceeds of $6.2 million from the exercise of stock options (including the tax benefit) and purchases under our employee stock purchase plan. Principal payments on our long-term debt totaled $205,000. We also paid $190,000 of deferred financing costs associated with the debt issuance and $329,000 of costs related to our fiscal 2006 follow-on offering.

In fiscal 2003, we financed an expansion of our headquarters and manufacturing facility with industrial revenue bonds for $3.5 million. To secure this financing, we entered into agreements with local municipalities, a bank, a trustee and a remarketing agent. These agreements are referred to as the IDA agreements. The proceeds of the bonds were advanced as construction occurred. The bonds reprice every seven days and are resold by a Remarketing Agent. The bonds bear interest based on the market rate on the date the bonds are repriced and require quarterly principal payments ranging from $25,000 to $65,000 plus accrued interest through May 2022. We entered into an interest rate swap with a bank to convert the initial variable rate payments to a fixed interest rate of 4.45% per annum. The IDA agreements contain financial covenants relating to fixed charge coverage and interest coverage. The outstanding debt is collateralized by a letter of credit ($2.8 million at June 2, 2007) and a first mortgage on the land, building and equipment comprising our facility in Queensbury, and we are required to pay an annual fee ranging from 1.0% to 1.9% of the outstanding balance depending on our financial results. The current fee is 1.0% and is in effect until August 22, 2007.

In December 2006, we closed on the financing for the expansion of our warehouse and manufacturing facility in Queensbury, New York. The expansion is being financed principally with taxable adjustable rate notes (the "Notes") issued by us aggregating $5,000,000. The Notes were issued under a trust agreement by and between us and a bank, as trustee (the "Trustee"). In connection with the issuance of the Notes, we entered into a letter of credit and reimbursement agreement (the "Reimbursement Agreement") with the Bank that requires the maintenance of a letter of credit to support principal and certain interest payments on the Notes and requires payment of an annual fee on the outstanding balance. The current fee is 0.75% and is in effect until December 2007. We also entered into a remarketing agreement, pursuant to which the remarketing agent is required to use its best efforts to arrange for sales of the Notes in the secondary market.

The Reimbursement Agreement contains certain financial covenants relating to fixed charge coverage and interest coverage, as defined. Amounts borrowed under the Reimbursement Agreement are collateralized by the aforementioned letter of credit ($5.1 million at June 2, 2007) and all of our assets.

In connection with this financing, we entered into an interest rate swap agreement (the "2006 Swap Agreement") with the Bank, effective December 2006, with an initial notional amount of $5,000,000, to limit the effect of variability due to interest rates on the rollover of the Notes. The 2006 Swap Agreement is a contract to exchange floating interest rate payments for fixed interest payments periodically over the life of the agreement without the exchange of the underlying notional amounts. The 2006 Swap Agreement requires us to pay a fixed rate of 5.06% and receive payments based on 30-day LIBOR repriced every seven days through December 2016.

As a result of purchased R&D costs described in Note C and the charge recorded related to litigation described in Note R, as of and for the year ended June 2, 2007, we have not met certain financial covenants contained within the Reimbursement Agreement and the IDA agreements entered into in connection with the financings described above. The bank has waived such noncompliance. The debt covenants and the collateralization of substantially all of our assets to secure these financings may restrict our ability to obtain debt financing in the future.

In connection with the acquisition of RITA on January 29, 2007, we assumed subordinated Senior Convertible Notes (the "Convertible Notes") with an aggregate principal amount of $9.7 million. The Convertible Notes are convertible into shares of the Company's common stock at a conversion price of $20.41 per share of common stock, net of the Cash Component (see Footnote C to the consolidated financial statements), subject to adjustment in certain circumstances including common stock splits or other standard anti-dilution provisions. Until conversion or maturity, the Convertible Notes bear interest at 6.5% per year, payable semi-annually. Absent conversion, the Convertible Notes mature on August 5, 2008 (the "Maturity Date"). If on the Maturity Date, the closing price of the Company's common stock has been at or above 102% of the then conversion price for at least 10 consecutive business days immediately preceding the Maturity Date, then any remaining principal outstanding under the Convertible Notes shall automatically be converted into the Company's common stock, subject to certain conditions.

On November 30, 2006, our $7.5 million line of credit facility with KeyBank National Association expired and was not renewed.

Our contractual obligations as of June 2, 2007 are set forth in the table below. We have no variable interest entities or other off-balance sheet obligations.

	Cash Payments Due By Period as of June 2, 2007				
	Total	Less than One Year	1-3 Years	3-5 Years	After 5 Years
			(In thousands)		
Contractual Obligations:					
Notes Payable to Bank	$11,494	$ 681	$ 1,290	$ 1,167	$8,356
Convertible Notes	10,420	316	10,104		
Other Long-term Liabilities	9,790		9,790		
Other Liabilities	3,500	3,500			
Inventory Purchase Obligations (1)	30,858	5,360	12,580	12,918	
Operating Leases (1)	1,381	480	886	15	
	$67,443	$10,337	$34,650	$14,100	$8,356

(1) The non-cancelable leases and inventory purchase obligations are not reflected on our consolidated balance sheet under accounting principles generally accepted in the United States of America.

We believe that our current cash and investment balances and cash generated from operations will provide sufficient liquidity to meet our anticipated needs for capital for at least the next 12 months. However, if we seek to make significant acquisitions of other businesses or technologies, we may require additional financing. We cannot assure you that such financing will be available on commercially reasonable terms, if at all.

Recent Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 ("FAS 109")," to clarify the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FAS 109, "Accounting for Income Taxes." This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006 (the first quarter of our 2008 fiscal year). We are currently evaluating the impact this adoption will have on our financial statements.

In September 2006, FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement focuses on creating consistency and comparability in fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 (our 2009 fiscal year), and interim periods within those fiscal years. The adoption of this new accounting pronouncement is not expected to have a material impact on our financial statements.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB 108"), to address diversity in practice in quantifying financial statement misstatements. SAB 108 requires companies to quantify misstatements based on their impact on each of their financial statements and related disclosures. SAB 108 is effective for fiscal years ending after November 15, 2006, allowing a one-time transitional cumulative effect adjustment to retained earnings for errors that were not previously deemed material but are material under the guidance in SAB 108. The adoption of this new accounting pronouncement did not have a material impact on our financial statements.

In February 2007, FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115 ("SFAS 159"). This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. Most of the provisions in Statement 159 are elective; however, the amendment to FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. SFAS 159 is effective for fiscal years beginning after November 15, 2007 (our 2009 fiscal year). We are currently evaluating the impact this adoption will have on our consolidated financial statements.

Item 7A. ***Quantitative and Qualitative Disclosures about Market Risk.***

We are exposed to market risk from changes in interest rates on investments and financing that could impact our results of operations and financial position. Although we have entered into interest rate swaps with a bank to limit our exposure to interest rate change market risk on our variable interest rate financings, we do not currently engage in any other hedging or market risk management tools.

At June 2, 2007, we maintained variable interest rate financing of $7.7 million in connection with our facility expansions. We have limited our exposure to interest rate risk by entering into interest rate swap agreements with a bank under which we agreed to pay the bank a fixed annual interest rate and the bank assumed our variable interest payment obligations under the financing.

Nearly all of our sales have historically been denominated in United States dollars. Although not significant, in 2007 we began to make sales in other currencies, particularly the Euro, GB pound and Canadian dollar. We currently have no significant direct foreign currency exchange risk and such risk in the future is expected to be only modest.

Our excess cash is invested in highly liquid, short-term, investment grade securities with maturities primarily of less than two years. These investments are not held for speculative or trading purposes. Changes in interest rates may affect the investment income we earn on cash, cash equivalents and marketable securities and therefore affect our cash flows and results of operations. As of June 2, 2007, we were exposed to interest rate change market risk with respect to our investments in callable U.S. government, corporation and agency obligations in the amount of $10,700,000. The bonds bear interest at a floating rate established weekly. Each 100 basis point (or 1%) fluctuation in interest rates will increase or decrease interest income on the bonds by approximately $107,000 on an annual basis.

Item 8. ***Financial Statements and Supplementary Data***

Financial statements and supplementary data required by Part II, Item 8 are included in Part IV of this report as indexed at Item 15 (a) 1, and are incorporated by reference into this Item 8.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(b) of the Securities Exchange Act of 1934. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures as of the end of the period covered by this report are functioning effectively to provide reasonable assurance that the information required to be disclosed by us (including our consolidated subsidiaries) in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting in the fiscal quarter ended June 2, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for our company. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that our receipts and expenditures are being made only in accordance with authorizations of our management and members of our board of directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management has assessed the effectiveness of our internal control over financial reporting as of June 2, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Management excluded RITA Medical Systems, Inc. from its assessment of internal control over financial reporting as of June 2, 2007, because this business was acquired in a purchase business combination in fiscal year 2007. The acquisition of RITA represented 2.2% and 7.6% of the Company's consolidated total assets and net revenues, respectively, as of the end of the fiscal year.

Based on our assessment, management concluded that, as of June 2, 2007, our internal control over financial reporting is effective based on those criteria.

PricewaterhouseCoopers LLP, our independent registered public accounting firm, has audited management's assessment of the effectiveness of our internal control over financial reporting as of June 2, 2007, as stated in their report, which is included under Item 8 of this annual report on Form 10-K and is incorporated by reference into this Item 9A.

Item 9B. ***Other Information***

None

Part III

Certain information required by Part III is omitted from this annual report on Form 10-K because the Company will file a definitive proxy statement within 120 days after the end of its fiscal year pursuant to Regulation 14A (the "Proxy Statement") for its annual meeting of Stockholders, currently scheduled for October 22, 2007. The information included in the Proxy Statement under the respective headings noted below is incorporated herein by reference.

Item 10. *Directors and Executive Officers of the Registrant*

The following table sets forth certain information with respect to the Company's executive officers and directors.

Name	Age	Position
Eamonn P. Hobbs	49	President, Chief Executive Officer and Director
Robert D. Mitchell	45	Executive Vice President, Chief Operating Officer
D. Joseph Gersuk	57	Executive Vice President, Chief Financial Officer and Treasurer
William M. Appling	44	Senior Vice President, Research and Development
Joseph G. Gerardi	45	Vice President, Special Projects
Harold C. Mapes	47	Vice President, Operations
Robert M. Rossell	51	Vice President, Corporate Accounts
Brian S. Kunst	47	Vice President, Regulatory Affairs/Quality Assurance
John J. Soto	42	Vice President, Global Sales
Daniel K. Recinella	48	Vice President, Product Development
Vincent Bucci	52	Chairman of the Board of Directors, Director
Paul S. Echenberg (1)(3)	63	Director
Peter J. Graham (4)	40	Director
Jeffrey G. Gold (1)	59	Director
David P. Meyers (4)	42	Director
Howard W. Donnelly (1)(2)	46	Director
Dennis S. Meteny (2)	54	Director
Robert E. Flaherty (3)	61	Director
Gregory D. Casciaro (4)	51	Director
Wesley E. Johnson, Jr. (2)	49	Director
Steve LaPorte (3)	56	Director

(1) Member of Governance/Nominating Committee
(2) Member of Audit Committee
(3) Member of Compensation Committee
(4) Resigned January 2007

Eamonn P. Hobbs is one of our co-founders. He has been our President and Chief Executive Officer since June 1996 and a director since our inception. From 1991 until September 2002, Mr. Hobbs was a Vice President, and from October 2002 to May 2004 was a Senior Vice-President, of E-Z-EM, with operational responsibility for our company. He was first employed by E-Z-EM from 1985 to 1986 and was continuously employed by E-Z-EM from 1988 to May 2004. From 1986 to 1988, Mr. Hobbs was Director of Marketing for the North American Instrument Corporation (NAMIC), a medical device company later acquired by Boston Scientific. Mr. Hobbs started his career at Cook, a leading manufacturer of interventional radiology, interventional cardiology and gastroenterology medical devices. Mr. Hobbs has over 26 years experience in the interventional radiology, interventional cardiology and gastroenterology medical device industries. He is a bio-medical engineer, having completed a Bachelor of Sciences in Plastics Engineering with a Biomaterials emphasis at University of Lowell in 1980. Mr. Hobbs is the only business executive from the medical device industry to serve on the strategic planning committee of the Society of Interventional Radiology, or SIR, and in April 2005, he was awarded an honorary fellowship by the SIR.

Robert D. Mitchell became our Executive Vice President, Chief Operating Officer in December 2006. Prior to joining us, from 2005 to 2006 he was Director, President and Chief Executive Officer of Millimed Holdings, Inc. From 2004 to 2005, he served as Vice President of Worldwide Sales for Align Technology, Inc. From 1987 to 2004, Mr. Mitchell was employed by Cook Incorporated in various capacities, most recently as Vice President and Director, Global Sales and Marketing for various business units including: diagnostic and interventional, endovascular, critical care and surgical. He holds a Bachelor of Science degree from the University of Utah and his MBA from Indiana Wesleyan University.

D. Joseph Gersuk became our Senior Vice President, Chief Financial Officer in April 2007 and was named Executive Vice President in July 2007. Since 2005 he has been a trustee for multiple educational and healthcare facilities as well as a director of Ascend Acquisition Corporation. From 2003 to 2005, he was CEO and director of Request Multimedia. From 1994 to April 2003, he was Executive Vice President, Chief Financial Officer and Treasurer of MapInfo Corporation, a publicly traded software, data and services company. Mr. Gersuk, a former officer in the United States Navy, holds a Bachelor of Science degree from the United States Naval Academy and his MBA in Finance from American University.

Joseph G. Gerardi became our Vice President, Special Projects in April 2007. He was our Vice President, Chief Financial Officer from March 2004 to April 2007; Vice President, Controller from 1996 to March 2004 and, from 1992 to 1996, was our Plant Controller. From 1987 to 1992, Mr. Gerardi was the Controller for Mallinckrodt Medical, Inc.'s anesthesiology plant. Before joining Mallinckrodt Medical, Mr. Gerardi was employed by Factron/ Schlumberger for over five years as Manager of Consolidations and as a cost accountant. He holds a Bachelor of Science in Finance from State University of New York College of Technology at Utica and his MBA from the State University of New York at Albany.

Harold C. Mapes has served as our Vice President, Operations since 1996 and was our Director of Operations from 1995 to 1996 and Product Development Project Manager from 1992 to 1994. Before joining us, Mr. Mapes held product development and supervisory manufacturing and engineering positions from 1988 to 1992 with Mallinckrodt Medical, a medical device manufacturer. He holds a Bachelor of Science in Mechanical Engineering from Tri-State University and a Master of Business Administration from the State University of New York at Albany.

Robert M. Rossell became our Vice President, Corporate Accounts, in July 2007. Previously, he served as our Vice President, Marketing from 1996 to July 2007, and from 1990 to 1996 was a Product Manager and then our Director of Marketing. Before joining us, Mr. Rossell was Marketing Manager at NAMIC from 1986 to 1990, and held sales positions with various leading healthcare companies, including American Hospital Supply Corporation, from 1981 to 1985, and Johnson & Johnson, Inc., from 1977 to 1981.

William M. Appling became our Senior Vice President of Research & Development in July 2007. Previously, he served as our Vice President, Research since 2002, Vice President, Research and Development since 1996, and in other product development capacities since 1988. Before that, Mr. Appling was a Product Development Engineer with NAMIC from 1986 to 1988 and a Product Development Engineer with the Edwards Division of American Hospital Supply Corporation from 1984 to 1986.

Brian S. Kunst has served as our Vice President, Regulatory Affairs/Quality Assurance, or RA/QA, since 1997 and from 1995 to 1997 was our Director of RA/QA. From 1991 to 1995, Mr. Kunst was the Regulatory Affairs Manager for Surgitek, Inc., a medical device company. From 1990 to 1991, Mr. Kunst was a Regulatory Affairs Associate for W.L. Gore and Associates, a medical device manufacturer. From 1984 to 1990 he was a biomedical engineer with the U.S. Food and Drug Administration. Mr. Kunst is a Certified Regulatory Affairs Professional (Regulatory Affairs Professionals Society) and a Certified Quality Auditor and Certified Quality Engineer (American Society for Quality Control). He holds a Master of Engineering degree in Biomedical Engineering from Tulane University.

Daniel K. Recinella has served as our Vice President, Product Development, since June 2004 and, from 2001 to June 2004, was our Director of Product Development. From 1989, when he joined us, to 2004, Mr. Recinella was a Project Manager and Senior Project Engineer for our product development group and Director of Thrombolytic/Thrombectomy Products for our marketing group. In 1989, Mr. Recinella was a Senior Project Engineer for VASER, Inc., a medical devices company. From 1985 to 1989, he was a Project Engineer and Product Development Engineer with BSC/Mansfield Scientific, a medical devices company. From 1983 to 1985, Mr. Recinella was a Product Development Engineer with Sarns/3M, a medical capital and devices company. Mr. Recinella holds a Bachelor of Science in Mechanical Engineering from the University of Michigan and a Master of Business Administration from the State University of New York at Albany.

John J. Soto became our Vice President, Global Sales in June 2007 and, from February to June 2007, was our Vice President, Outside U.S. Sales. Prior to joining us, from 2006 to 2007, Mr. Soto served as Executive Vice President, Worldwide Sales and from 2003 to 2006, Vice President, International Sales for RITA Medical Systems, Inc. From 2002 to 2003, Mr. Soto was Vice President and General Manager or Operations at Computer Motion Inc. From 1999 to 2002, Mr. Soto was employed at Tyco Healthcare first as Product Director in the Cardiac Division and then as Managing Director of the European Division. Mr. Soto, a former pilot in the British Royal Navy, holds a degree in Electronic Engineering from the Royal Naval College in the UK and a degree in Medical Marketing from the University of California at Los Angeles.

Vincent Bucci joined our Board in January 2007 and was named Chairman of our board of directors in July 2007. He previously served as a member of the RITA Board since March 1999 and was most recently its Chairman. Mr. Bucci has held the position of President of Health Policy Associates, Inc., a consulting company, since 1992. Mr. Bucci holds a B.A. from Bates College and a J.D. in Public Law and an M.A. in Government, both from Georgetown University.

Paul S. Echenberg has been a director since 1996 and was Chairman of our board of directors from February 2004 to July 2007. He has been a director of E-Z-EM since 1987, Chairman of the board of directors of E-Z-EM since January 2005, and Chairman of the board of directors of E-Z-EM Canada, an E-Z-EM subsidiary, since 1994. He has been the President, Chief Executive Officer and a director of Schroders & Associates Canada Inc., an investment buy-out advisory services company, and a director of Schroders Ventures Ltd., an investment firm, since 1996. He is also a founder and has been a general partner and director of Eckvest Equity Inc., a personal investment and consulting services company since 1989. From 1970 to 1989, he was President and Chief Executive Officer of Twinpak Inc. and Executive Vice President of CB Pak Inc., both packaging companies. He also co-founded BDE & Partners, an investment banking and strategic advisory services firm, in 1991. He is a director of Lallemand Inc., Benvest Newlook Income Trust, ITI Medical, Med-Eng Systems Inc., MacroChem Corp., MatraPack Industries Inc. and A.P. Plasman Corp.

Jeffrey G. Gold has served as a director since 1997. Mr. Gold was a consultant to Boston Scientific Corporation from its acquisition of CryoVascular Systems Inc. in April 2005 until December 2005. Mr. Gold was President and CEO of CryoVascular Systems, a peripheral vascular disease device company, from 2001 until its acquisition by Boston Scientific. From 1997 to 2001, he was Executive Vice President and Chief Operating Officer of Cardio Thoracic Systems, Inc., a company engaged in the development and introduction of devices for beating-heart coronary bypass surgery. Before that, Mr. Gold spent 18 years with Cordis Corporation in a variety of senior management roles including Vice President of Manufacturing and Vice President of Research and Development, and was a co-founder and President of Cordis Endovascular Systems, a Cordis subsidiary engaged in the interventional neuroradiology business. At Cordis, Mr. Gold also had responsibility for its peripheral vascular business. He serves on the board of directors of several start-up medical device companies and is a Special Network Advisor to Sapient Capital Management.

David P. Meyers has served as a director, and as a director of E-Z-EM, since 1996. He is a founder of Alpha Cord, Inc., which provides cryopreservation of umbilical cord blood, and has served as its President since 2002. Previously, he founded MedTest Express, Inc., a provider of contracted laboratory services for home health agencies, and served as its President, Chief Executive Officer and a director from 1994 to September 2002. Mr. Meyers resigned from our Board in January 2007.

Howard W. Donnelly joined our board of directors in March 2004. Mr. Donnelly is currently a principal in two privately-held start-up medical device companies that are targeting the regional anesthetic and general anesthesia markets, respectively. Mr. Donnelly is also a principal of Concert Medical, a privately held contract manufacturer for the medical device industry. From 1999 to 2002, he was President of Level 1, Inc., a medical device manufacturer and a subsidiary of Smiths Group. From 1990 to 1999, Mr. Donnelly was employed at Pfizer, Inc., with his last position being Vice President, Business Planning and Development, for Pfizer's Medical Technology Group from 1997 to 1999. Mr. Donnelly is currently a director of Vital Signs, Inc., a medical device manufacturer for the anesthesia, critical care and sleep disorder markets.

Dennis S. Meteny joined our board of directors in March 2004. In August 2006, Mr. Meteny was appointed President and Chief Executive Officer of Cygnus Manufacturing Company LLC, a privately held manufacturer of minimally and non-invasive medical device products, health and safety components, and high precision transportation, aerospace and industrial products. From February 2006 to August 2006,, Mr. Meteny was President and CEO of Teemyn LLC, a private strategic advisory firm. From 2003 to 2006, Mr. Meteny was an Executive-in-Residence at the Pittsburgh Life Sciences Greenhouse, a strategic economic development initiative of the University of Pittsburgh Health System, Carnegie Mellon University, the University of Pittsburgh, the State of Pennsylvania and local foundations. From 2001 to 2003, he served as President and Chief Operating Officer of TissueInformatics, Inc., a privately held company engaged in the medical imaging business. From 2000 to 2001, Mr. Meteny was a business consultant to various technology companies. Prior to that, Mr. Meteny spent 15 years in several executive-level positions, including as President and Chief Executive Officer, from 1994 to 1999, of Respironics, Inc. a cardio-pulmonary medical device company. Mr. Meteny began his career in 1975 with Ernst & Young LLP.

Gregory D. Casciaro joined our board of directors in April 2004. Since September 2004, Mr. Casciaro has been President, Chief Executive Officer and a director of XTENT, Inc, a developer of stent systems for delivering multiple drug eluting stents of customizable length with a single catheter. From 2000 to 2004, he was President, Chief Executive Officer and a director of Orquest, Inc., a developer and manufacturer of devices used for orthopedic procedures that was acquired by Johnson & Johnson. From 1995 to 2000, Mr. Casciaro was employed by General Surgical Innovations, Inc., a videoscopic surgical equipments manufacturer that was acquired by United States Surgical, a division of Tyco Healthcare Group LP, in 1999. Mr. Casciaro's last position with General Surgical Innovations was as a director and its President and Chief Executive Officer from 1998 to 2000. Mr. Casciaro was employed by the Devices for Vascular Innovations division of Guidant Corporation from 1991 to 1995, having last served as the Vice President of Sales from 1994 to 1995. Prior to joining Guidant, he was employed by NAMIC from 1983 to 1991, with his last position being Area Sales Manager. Mr. Casciaro began his career with Procter and Gamble Company in 1978. He is currently a director of Apneon, Inc. and Kerberos Proximal Solutions. Mr. Casciaro resigned from our Board in January 2007.

Robert E. Flaherty joined our board of directors in April 2004. Since 1992, Mr. Flaherty has served as Chairman, President and Chief Executive Officer of Athena Diagnostics, Inc., a commercial laboratory specializing in developing diagnostic testing services focused on neurological disorders. From 1992 to 1995, Mr. Flaherty served as President and Chief Executive Officer of Genica Pharmaceuticals, which was acquired by Athena Neurosciences, Inc., and renamed Athena Diagnostics in 1995. Athena Neurosciences subsequently was acquired by Elan Corporation plc in 1996. In 2002, Athena Diagnostics, Inc., became a privately held company following a leveraged buy-out. In April 2006, Athena Diagnostics, Inc. was purchased by Fisher Scientific. From 1976 to 1992, Mr. Flaherty was employed by Becton, Dickinson & Company, a medical technology company, with his last position from 1984 to 1992 being President of that company's largest operating unit, the Becton Dickinson Division. Before that, he was employed by C.R. Bard in various sales and marketing positions in its surgical and cardiovascular units in the United States and abroad. Mr. Flaherty began his career with Procter and Gamble Company in 1968 in manufacturing management.

Peter J. Graham joined our board of directors in January 2006, when he was elected to fill the vacancy created by the death of our co-founder and former Chairman, Howard S. Stern. Mr. Graham has been Senior Vice President—Chief Legal Officer, Global Human Resources and director of E-Z-EM since May 2005, and was Vice President-General Counsel and Secretary of E-Z-EM from 2001 to May 2005. Mr. Graham also served as our Corporate Counsel and Secretary from 1997 until our spin-off by E-Z-EM in October 2004. Mr. Graham resigned from our Board in January 2007.

Wesley E. Johnson, Jr. joined our Board in January 2007. He previously served as a member of the RITA Board since August 2003. Since October 2005, Mr. Johnson has served as General Manager of Abbott Spine, S.A., a division of Abbott Laboratories. From June 2003 to October 2005, Mr. Johnson served as Division Vice President, Finance for Abbott Spine. From May 1999 to June 2003, he served as Vice President of Operations and Chief Financial Officer for Spinal Concepts. Mr. Johnson holds a B.B.A. in Accounting from Texas A&M University and became a certified public accountant in 1981.

Steve LaPorte joined our Board in January 2007. He previously served as a member of the RITA Board since September 2005. From 2002 until his retirement in August 2005, Mr. LaPorte served as the Vice President of NeuroVentures and Business Development at Medtronic, Inc., a global leader in medical technology. Prior to this, from 2000 to 2002, Mr. LaPorte served as Vice President and General Manager of Medtronic's Drug Delivery Division; from 1994 to 2000, he held the position of Vice President and General Manager of Medtronic's Electrophysiology Systems Division; and from 1988 to 1994 he was the Vice President of Operations for Medtronic's Neurological Division. He began his career at Medtronic in 1978. Mr. LaPorte received his M.B.A. from the University of Minnesota and a B.S. in mathematics and computer science from the University of Wisconsin Stevens Point.

Board of Directors

Our amended and restated bylaws provide for a board of directors consisting of up to 15 members. The size of the board is currently set at nine. Our directors are divided into three classes serving staggered three-year terms. At each annual meeting of our stockholders, directors are elected to succeed the class of directors whose terms have expired. For our current directors, Class I directors' terms will expire at the 2007 annual stockholders' meeting, Class II directors' terms will expire at our 2008 annual stockholders' meeting, and Class III directors' terms will expire at our 2009 annual stockholders' meeting,. Messrs. Gold, Echenberg and Meteny are our current Class I directors; Messrs. Bucci, Donnelly and Flaherty are our current Class II directors; and Messrs. Hobbs, Johnson and Laporte are our current Class III directors. Our classified board could have the effect of increasing the length of time necessary to change the composition of a majority of our board of directors. Generally, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in the majority of the members of our board of directors.

Audit Committee Financial Expert

The information required by this caption is incorporated by reference to our Proxy Statement under the heading "Corporate Governance, Board Independence and Committees of the Board—Audit Committee and Audit Committee Financial Expert."

Identification of the Audit Committee

The information required by this caption is incorporated by reference to our Proxy Statement under the heading " Corporate Governance, Board Independence and Committees of the Board—Audit Committee and Audit Committee Financial Expert."

Material Changes to Procedures for Shareholder Recommendations of Nominees to the Board of Directors

None

Scientific Advisory Board

We have formed a scientific advisory board to benefit from the collective knowledge of that board's members, all of whom are prominent physicians with whom we have established working relationships.

Each advisory board member receives a fee of $2,000 for each day of service rendered, reimbursement for reasonable out-of-pocket expenses, and non-qualified options to acquire an aggregate of 1,000 shares of our common stock at an exercise price equal to the fair market value of our common stock on the date of grant. During fiscal 2007, we granted options for 500 shares of our common stock to two members of the scientific advisory board, for a total of 1,000 shares. Our agreements with the members of our advisory board may be terminated by us or any board member at any time for any or no reason.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors, and persons who own more than 10% of a registered class of our equity securities, to file reports of initial ownership and changes in ownership with the Securities and Exchange Commission. Based solely on our review of copies of such forms received by us, or on written representations from certain reporting persons that no reports were required for such persons, we believe that, during the fiscal year ended June 2, 2007, all of our executive officers, directors and 10% stockholders complied with all Section 16 filing requirements, except as follows:

(1) Daniel K. Recinella filed a Form 4 on January 19, 2007, that was one business day late, reporting the exercise of stock options.

(2) John J. Soto filed a Form 3 on February 9, 2007, that was one day late, reporting the beneficial ownership of AngioDynamics securities.

Code of Ethics

The information required by this caption is incorporated by reference to our Proxy Statement under the heading "Corporate Governance, Board Independence and Committees of the Board—Code of Business Conduct and Ethics."

Item 11. ***Executive Compensation***

The information required by Item 11 is incorporated herein by reference to our Proxy Statement under the heading "Executive Compensation"

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by this caption is incorporated herein by reference to our Proxy Statement under the heading "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters"

Item 13. ***Certain Relationships and Related Transactions***

The information required by this caption is incorporated herein by reference to our Proxy Statement under the heading "Certain Relationships and Related Transactions."

Item 14. ***Principal Accounting Fees and Services***

The information required by this caption is incorporated herein by reference to our Proxy Statement under the headings "Audit Matters—Principal Accounting Fees and Services and—Policy on Audit Committee Pre-approval of Audit and Permissable Non-Audit Services of Independent Registered Public Accounting Firm."

Part IV

Item 15. *Exhibits, Financial Statement Schedules*

(a)(1) ***Financial Statements***

The following consolidated financial statements and supplementary data of Registrant and its subsidiaries required by Part II, Item 8, are included in Part IV of this report:

(2) ***Financial Statement Schedules***

The following consolidated financial statement schedule is included in Part IV of this report:

All other schedules are omitted because they are not applicable, or not required, or because the required information is included in the consolidated financial statements or notes thereto.

(b) ***Exhibits***

(a) 3. ***Exhibits***

2.1	Agreement and Plan of Merger, dated as of November 27, 2006, by and among AngioDynamics, Inc., Royal I, LLC and RITA Medical Systems, Inc. (v)
2.2	Amendment No. 1 to the Agreement and Plan of Merger, dated December 7, 2006, by and among AngioDynamics, Inc., Royal I, LLC and RITA Medical Systems, Inc. (w)
2.3	Amendment No. 2 to the Agreement and Plan of Merger, dated as of January 16, 2007 (x)
2.4	Stock Purchase Agreement made and entered into as of October 12, 2006, by and among AngioDynamics, Inc., Oncobionic, Inc., and the shareholders of Oncobionic, Inc. (y)
3.1	Form of Amended and Restated Certificate of Incorporation of the Registrant (l)
3.2	Amended and Restated Bylaws of the Registrant (l)
3.3	Certificate of Designation, Preference and Rights of Series A Preferred Stock of AngioDynamics, Inc. (z)
4.1	Form of Rights Agreement of the Registrant (a)
10.1	Supply and Distribution Agreement dated April 1, 2002 between the Registrant and biolitec, Inc. (a)
10.2	The Registrant's 1997 Stock Option Plan, as amended (a)
10.3	Form of Master Separation and Distribution Agreement between the Registrant and E-Z-EM, Inc. (gg)

10.4 Form of Tax Allocation and Indemnification Agreement between the Registrant and E-Z-EM, Inc. (gg)

10.5 Form of Corporate Agreement between the Registrant and E-Z-EM, Inc. (gg)

10.6 AngioDynamics, Inc. 2004 Stock and Incentive Award Plan, as amended (aa)

10.7 Amendment to Supply and Distribution Rights Agreement made as of July 12, 2006, by and between AngioDynamics, Inc. and Bioniche Pharma Group, Limited.* (bb)

10.8 Asset Purchase Agreement made as of May 1, 2006 by and among AngioDynamics, Inc., Medron Inc., Ronald Wortley and Eric King * (cc)

10.9 Summary of the Compensation of the Non-employee Directors of AngioDynamics, Inc. (dd)

10.10 Building Loan Agreement dated as of August 1, 2002, between the Registrant and Keybank National Association (a)

10.11 Mortgage and Security Agreement dated as of August 1, 2002, among the Counties of Warren and Washington Industrial Development Agency, the Registrant and Keybank National Association (a)

10.12 Trust Indenture dated as of August 1, 2002, between the Counties of Warren and Washington Industrial Development Agency and The Huntington National Bank (a)

10.13 Remarketing Agreement dated as of August 1, 2002, among the Registrant, McDonald Investments Inc., as Remarketing Agent, and the Counties of Warren and Washington Industrial Development Agency (a)

10.14 Counties of Warren and Washington Industrial Development Agency Multi-Mode Variable Rate Industrial Development Revenue Bond (AngioDynamics, Inc. Project-Letter of Credit Secured), Series 2002, having a Maturity Date of August 1, 2022 (a)

10.15 Installment Sale Agreement dated as of August 1, 2002, between the Counties of Warren and Washington Industrial Development Agency and the Registrant (a)

10.16 Reimbursement Agreement dated as of August 1, 2002, between the Registrant and Keybank National Association (a)

10.17 First Amendment to Reimbursement Agreement dated as of December 29, 2003, between the Registrant and Keybank National Association (a)

10.18 The Registrant's 2004 Stock and Incentive Award Plan (gg)

10.19 Summary of Fiscal 2007 Base Salary Compensation for the Chief Executive Officer and Other named Executive Officers (ee)

10.20 Agreement effective as of January 1, 2004 between the Registrant and Donald A. Meyer (a)

10.21 Form of Indemnity Agreement between the Registrant and its directors and officers (t)

10.22 Spin-off Adjustment Stock Option Plan for Certain Participants in the E-Z-EM Inc. 1983 Stock Option Plan (b)

10.23 Spin-off Adjustment Stock Option Plan for Certain Participants in the E-Z-EM Inc. 1984 Directors and Consultants Stock Option Plan (c)

10.24 Amendment to Supply and Distribution Agreement dated as of April 1, 2004 between the Registrant and biolitec, Inc. (amendment to agreement filed as Exhibit 10.1) (a)

10.25 Form of Non-Statutory Stock Option Agreement (d)

10.26 Form of Non-Qualified Stock Option Agreement (e)

10.27 Change in Terms Agreement dated November 22, 2004, between AngioDynamics, Inc. and Keybank National Association (f)

10.28 Performance Share Award Agreement (g)

10.29 Restricted Stock Unit Award Agreement (h)

10.30 AngioDynamics, Inc. Management Profitability Bonus Program (amended as of August 15, 2006) (ff)

10.32 Summary of Director's compensation (k)

10.33 Distribution Agreement dated June 22, 2004, between AngioDynamics, Inc. and Medical Components, Inc. (m)

10.34 Commitment Letter dated November 23, 2005, from KeyBank National Association (n)

10.35 Promissory Note dated November 23, 2005, between AngioDynamics, Inc. and KeyBank National Association (o)

10.36 Commercial Security Agreement dated November 23, 2005, between AngioDynamics, Inc. and KeyBank National Association (p)

10.37 Supply and Distribution Agreement dated October 17, 2005, between AngioDynamics, Inc. and Bioniche Pharma Group Limited (q)

10.38 First Amendment to Distribution Agreement dated June 22, 2004, between AngioDynamics, Inc. and Medical Components Inc. (r)

10.39 Underwriting Agreement dated May 23, 2006 (s)

14 Code of Ethics (u)

21.1 Subsidiaries of the Registrant (a)

23.1 Consent of PricewaterhouseCoopers LLP

31.1 Certification pursuant to Rule 13a-14(a) or 15d-14

31.2 Certification pursuant to Rule 13a-14(a) or 15d-14

32.1 Certification pursuant to Rule 13a-14(b) or 15d-14(b) and Section 1350 of Title 18 of the United States Code.

32.2 Certification pursuant to Rule 13a-14(b) or 15d-14(b) and Section 1350 of Title 18 of the United States Code.

(a) Incorporated by reference to the exhibit of the same number to the registrant's registration statement on Form S-1 (SEC Reg. No. 333-13329)

(b) Incorporated by reference to exhibit 10.22 to the registrant's annual report on Form 10-K for the fiscal year ended May 29, 2004.

(c) Incorporated by reference to exhibit 10.23 to the registrant's annual report on Form 10-K for the fiscal year ended May 29, 2004.

(d) Incorporated by reference to exhibit 10.1 to the registrant's quarterly report on Form 10-Q for the quarterly period ended August 28, 2004.

(e) Incorporated by reference to exhibit 10.2 to the registrant's current report on Form 8-K filed on November 4, 2004.

(f) Incorporated by reference to exhibit 10.1 to the registrant's quarterly report on Form 10-Q for the quarterly period ended November 27, 2004.

(g) Incorporated by reference to exhibit 10.2 to the registrant's current report on Form 8-K filed on May 12, 2005.

(h) Incorporated by reference to exhibit 10.3 to the registrant's current report on Form 8-K filed on May 12, 2005.

(i) Incorporated by reference to exhibit 10.1 to the registrant's current report on Form 8-K filed on August 4, 2005.

(j) Incorporated by reference to exhibit 10.2 to the registrant's current report on Form 8-K filed on August 4, 2005.

(k) Incorporated by reference to exhibit 10.1 to Amendment No. 1 to the registrant's quarterly report on Form 10-Q/A for the quarterly period ended February 26, 2005.

(l) Incorporated by reference to the exhibit of the same number to the registrant's quarterly report on Form 10-Q for the quarterly period ended August 27, 2005.

(m) Incorporated by reference to exhibit 10.1 to the registrant's quarterly report on Form 10-Q for the quarterly period ended August 27, 2005.

(n) Incorporated by reference to exhibit 10.1 to the registrant's current report on Form 8-K filed on November 30, 2005.

(o) Incorporated by reference to exhibit 10.2 to the registrant's current report on Form 8-K filed on November 30, 2005.

(p) Incorporated by reference to exhibit 10.3 to the registrant's current report on Form 8-K filed on November 30, 2005.

(q) Incorporated by reference to exhibit 10.1 to the registrant's quarterly report on Form 10-Q for the quarterly period ended November 26, 2005.

(r) Incorporated by reference to exhibit 10.2 to the registrant's quarterly report on Form 10-Q for the quarterly period ended November 26, 2005.

(s) Incorporated by reference to exhibit 10.1 to the registrant's current report on Form 8-K filed on May 25, 2006.

(t) Incorporated by reference to exhibit 10.1 to the registrant's current report on Form 8-K filed on May 10, 2006.

(u) Incorporated by reference to exhibit 14 to the registrant's current report on Form 8-K filed on May 10, 2006.

(v) Incorporated by reference to Annex A to the registrant's Registration Statement of Form S-4, filed on December 8, 2006.

(w) Incorporated by reference to Annex E to the registrant's Registration statement of Form S-$, filed on December 8, 2006.

(x) Incorporated by reference to Exhibit 2.1 to the registrant's current report on Form 8-K, filed on January 16, 2007.

(y) Incorporated by reference to Exhibit 2.1 to the registrant's quarterly report on Form 10-Q for the quarterly period ended December 2, 2006.

(z) Incorporated by reference to Exhibit 3.3 to the registrant's current report on Form 8-K, filed on November 27, 2006.

(aa) Incorporated by reference to Exhibit 3.3 to the registrant's current report on Form 8-K, filed on October 27, 2006.

(bb) Incorporated by reference to Exhibit 10.1 to the registrant's quarterly report on Form 10-Q for the quarterly period ended September 9, 2006.

(cc) Incorporated by reference to Exhibit 10.2 to the registrant's quarterly report on Form 10-Q for the quarterly period ended September 9, 2006.

(dd) Incorporated by reference to Exhibit 10.1 to the registrant's current report on Form 8-K, filed on August 21, 2006.

(ee) Incorporated by reference to Exhibit 10.2 to the registrant's current report on Form 8-K, filed on August 21, 2006.

(ff) Incorporated by reference to Exhibit 10.3 to the registrant's current report on Form 8-K, filed on August 21, 2006.

(gg) Incorporated by reference to the exhibit of the same number to the registrant's registration statement on Form S-1/A (SEC Reg. No. 333-13329)

---

* Confidential treatment has been requested for the redacted portions of the exhibit.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of AngioDynamics, Inc.:

We have completed integrated audits of AngioDynamics, Inc.'s 2007 and 2006 consolidated financial statements and of its internal control over financial reporting as of June 2, 2007, and an audit of its 2005 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the accompanying index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of AngioDynamics, Inc. and its subsidiaries at June 2, 2007 and June 3, 2006, and the results of their operations and their cash flows for each of the three years in the period ended June 2, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note O to the consolidated financial statements, the Company changed the manner in which it accounts for stock-based compensation in 2007.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in "Management's Report on Internal Control over Financial Reporting" appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of June 2, 2007 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 2, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control over Financial Reporting, management has excluded RITA Medical Systems, Inc. from its assessment of internal control over financial reporting as of June 2, 2007 because they were acquired by the Company in a purchase business combination during 2007. We have also excluded RITA Medical Systems, Inc. from our audit of internal control over financial reporting. RITA Medical Systems, Inc. is a wholly owned subsidiary whose total assets and total revenues represent approximately 2.2% and 7.6%, respectively, of the related consolidated financial statement amounts as of and for the year ended June 2, 2007.

PricewaterhouseCoopers LLP
Albany, New York
August 14, 2007

AngioDynamics, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS
(in thousands)

	June 2, 2007	June 3, 2006
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 28,313	$ 64,042
Restricted cash	1,786	
Marketable securities, at fair value	43,191	25,710
Accounts receivable—trade, net of allowance for doubtful accounts of $1,207 in 2007 and $430 in 2006	20,798	13,486
Inventories	28,569	15,968
Deferred income taxes	2,247	822
Prepaid expenses and other	2,957	2,128
Total current assets	127,861	122,156
PROPERTY, PLANT AND EQUIPMENT—AT COST, less accumulated depreciation and amortization	16,832	10,802
DEFERRED INCOME TAXES	29,289	386
GOODWILL	153,787	
NON-REFUNDABLE DEPOSIT	5,139	
INTANGIBLE ASSETS, less accumulated amortization of $3,553 in 2007 and $1,203 in 2006	49,148	3,565
OTHER ASSETS	1,225	91
TOTAL ASSETS	$383,281	$137,000

The accompanying notes are an integral part of these financial statements.

AngioDynamics, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	June 2, 2007	June 3, 2006
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	**$ 7,567**	$ 5,791
Accrued liabilities	**8,136**	4,836
Income taxes payable	**900**	
Current portion of long-term debt	**315**	180
Other current liabilities	**3,500**	
Total current liabilities	**20,418**	10,807
LONG-TERM DEBT, net of current portion	**17,115**	2,755
OTHER LONG-TERM LIABILITIES	**9,790**	
Total liabilities	**47,323**	13,562
COMMITMENTS AND CONTINGENCIES (NOTE R)		
STOCKHOLDERS' EQUITY		
Preferred stock, par value $.01 per share, 5,000,000 shares authorized, no shares issued and outstanding		
Common stock, par value $.01 per share, 45,000,000 shares authorized; issued and outstanding 23,961,750 shares in 2007 and 15,469,431 shares in 2006	**240**	155
Additional paid-in capital	**341,760**	120,219
(Accumulated deficit) retained earnings	**(5,981)**	3,146
Accumulated other comprehensive loss	**(61)**	(82)
Total stockholders' equity	**335,958**	123,438
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$383,281**	$137,000

The accompanying notes are an integral part of these financial statements.

AngioDynamics, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Fifty-two weeks ended June 2, 2007	Fifty-three weeks ended June 3, 2006	Fifty-two weeks ended May 28, 2005
Net sales	**$112,227**	$78,451	$60,289
Cost of goods sold	**46,060**	32,930	26,912
Gross profit	**66,167**	45,521	33,377
Operating expenses			
Research and development	**20,555**	5,869	4,570
Sales and marketing	**31,605**	21,399	16,000
General and administrative	**25,232**	7,947	5,080
Total operating expenses	**77,392**	35,215	25,650
Operating (loss) income	**(11,225)**	10,306	7,727
Other income (expense)			
Interest income	**4,047**	792	304
Impairment loss on investment			(300)
Interest expense	**(308)**	(138)	(150)
Other income	**314**	162	36
(Loss) income before income tax provision	**(7,172)**	11,122	7,617
Income tax provision	**1,955**	4,256	3,069
NET (LOSS) INCOME	**$ (9,127)**	$ 6,866	$ 4,548
(Loss) earnings per common share			
Basic	**$ (0.49)**	$ .55	$ .39
Diluted	**$ (0.49)**	$ .53	$ .37

The accompanying notes are an integral part of these financial statements.

AngioDynamics, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE (LOSS) INCOME

Fifty-two weeks ended June 2, 2007, fifty-three weeks ended June 3, 2006, and fifty-two weeks ended May 28, 2005
(in thousands, except share data)

	Common stock		Additional paid-in capital	Retained earnings (Accumulated Deficit)	Accumulated other comprehensive loss	Total	Comprehensive (loss) income
	Shares	Amount					
Balance at May 29, 2004	11,150,000	$112	$ 45,506	$(8,268)	$(118)	$ 37,232	
Net proceeds from the issuance of common stock	292,500	3	2,764			2,767	
Exercise of stock options	599,766	6	2,526			2,532	
Fractional share adjustment from spin-off	(2)						
Tax benefit on exercise of stock options			1,877			1,877	
Issuances of common stock under Employee Stock Purchase Plan	9,368		130			130	
Compensation related to stock option plans			75			75	
Net income				4,548		4,548	$ 4,548
Unrealized gain on marketable securities, net of taxes of $7					11	11	11
Unrealized loss on interest rate swap, net of taxes of $36					(62)	(62)	(62)
Comprehensive income							$ 4,497
Balance at May 28, 2005	12,051,632	$121	$ 52,878	$(3,720)	$(169)	$ 49,110	
Net proceeds from the issuance of common stock	2,760,000	28	61,884			61,912	
Exercise of stock options	634,364	6	2,974			2,980	
Tax benefit on exercise of stock options			2,036			2,036	
Issuances of common stock under Employee Stock Purchase Plan	23,435		366			366	
Compensation related to stock option plans			81			81	
Net income				6,866		6,866	$ 6,866
Unrealized loss on marketable securities, net of taxes of $30					(44)	(44)	(44)
Unrealized gain on interest rate swap, net of taxes of $74					131	131	131
Comprehensive income							$ 6,953
Balance at June 3, 2006	15,469,431	$155	$120,219	$ 3,146	$ (82)	$123,438	
Issuance of common stock in acquisition	7,891,658	79	209,018			209,097	
Exercise of stock options	559,459	6	4,087			4,093	
Tax benefit on exercise of stock options			2,271			2,271	
Issuances of common stock under Employee Stock Purchase Plan	32,765		486			486	
Issuance of performance shares	8,437		214			214	
Stock-based compensation expense			3,498			3,498	
Implementation of SFAS 123R			158			158	
Fair value of conversion feature on convertible debt			1,809			1,809	
Net loss				(9,127)		(9,127)	(9,127)
Unrealized loss on marketable securities, net of taxes of $19					33	33	33
Unrealized gain on interest rate swap, net of taxes of $8					(12)	(12)	(12)
Comprehensive loss							$(9,106)
Balance at June 2, 2007	**23,961,750**	**$240**	**$341,760**	**$(5,981)**	**$ (61)**	**$335,958**	

The accompanying notes are an integral part of these financial statements.

AngioDynamics, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fifty-two weeks ended June 2, 2007	Fifty-three weeks ended June 3, 2006	Fifty-two weeks ended May 28, 2005
Cash flows from operating activities			
Net (loss) income	$ (9,127)	$ 6,866	$ 4,548
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities			
Depreciation and amortization	3,764	1,082	771
Amortization of bond (discounts) and premiums	(355)		
Tax benefit from exercise of stock options	597	2,036	1,877
Purchased research and development expense	12,100		
Impairment loss on investment			300
Gain on sale of marketable securities	(8)	(162)	(36)
Provision (benefit) for doubtful accounts	326	270	(71)
Deferred income tax (benefit) provision	(2,818)	(18)	119
Writeoffs of obsolete inventory	638	183	182
Stock-based compensation	3,498	452	75
Other long-term liabilities	9,790		
Changes in operating assets and liabilities			
Accounts receivable	(1,474)	(3,827)	(1,914)
Inventories	(6,522)	(5,887)	(1,901)
Prepaid expenses and other	365	(534)	(924)
Accounts payable and accrued liabilities	(2,890)	2,673	2,600
Income taxes payable	900		(100)
Due to / from former parent		85	(738)
Net cash provided by operating activities	8,784	3,219	4,788
Cash flows from investing activities			
Addition to property, plant and equipment	(5,806)	(3,183)	(1,825)
Acquisition of patent rights	(1,533)	(500)	
Payment of non-refundable deposit	(5,139)		
Acquisition of business, net of cash acquired	(23,712)		
(Increase) decrease in restricted cash	(1,786)		101
Acquisition of licensing rights		(2,393)	
Purchase of marketable securities	(72,254)	(31,337)	(16,258)
Proceeds from sale of marketable securities	55,188	18,316	4,445
Net cash used in investing activities	(55,042)	(19,097)	(13,537)
Cash flows from financing activities			
Proceeds from stock subscription receivable			19,949
Proceeds from the issuance of common stock		62,459	2,992
Proceeds from the exercise of stock options	4,093	2,980	2,532
Proceeds from the issuance of common stock under ESPP	486	366	131
Proceeds from issuance of long-term debt	5,000		
Payment of deferred financing costs	(190)		
Repayment of long-term debt	(205)	(165)	(155)
Payments of costs relating to issuance of common stock	(329)	(218)	(949)
Tax benefit on the exercise of stock options	1,674		
Payment of note payable—former parent			(3,000)
Net cash provided by financing activities	10,529	65,422	21,500
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(35,729)	49,544	12,751
Cash and cash equivalents at beginning of year	64,042	14,498	1,747
Cash and cash equivalents at end of year	$ 28,313	$ 64,042	$ 14,498
Supplemental disclosures of cash flow information:			
Cash paid during the year for			
Interest	$ 183	$ 136	$ 150
Income taxes	1,364	2,484	513
Supplemental disclosure of non-cash investing and financing activities:			
Acquisition of patent rights	$ 3,500		
Issuance of performance shares	214		
Issuance of common stock in acquisition	209,097		
Acquisition of debt in acquisition	11,509		
Costs related to issuance of common stock included in accounts payable		$ 329	

The accompanying notes are an integral part of these financial statements.

NOTE A - BASIS OF PRESENTATION, BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Basis of Presentation, Business Description and Recent Events

The consolidated financial statements include the accounts of AngioDynamics, Inc. and its wholly owned subsidiaries, Leocor, Inc. ("Leocor") and Royal I, LLC since January 29, 2007 (collectively, the "Company"). On January 29, 2007, the name of Royal I, LLC was changed to RITA Medical Systems, LLC. The Company is primarily engaged in the design, development, manufacture and marketing of medical products used by interventional radiologists and other physicians for the minimally invasive diagnosis and treatment of peripheral vascular disease and local oncology therapy options for cancer patients, including radiofrequency ablation, or RFA, and systems and embolization products for treating cancerous tumors. The Company's principal sales territory is the continental United States. International sales are principally in Europe and Japan (see Note S). The Company's operations are classified in one segment, the manufacture and sale of medical devices, as management of the Company's products and services follows principally the same marketing, production, and technology strategies. The chief operating decision maker makes decisions based upon Company-wide revenue and costs. The assets and expenses are not allocated by product line. As such, the chief operating decision maker is basing decisions upon a single segment.

Through May 26, 2004, the Company was a wholly-owned subsidiary of E-Z-EM, Inc. ("E-Z-EM" or the "Former Parent"). On May 27, 2004, the Company completed an initial public offering ("IPO"), selling 1,950,000 shares of common stock at $11.00 per share. Proceeds from the IPO, net of underwriting costs totaling $1,501,500, amounted to $19,948,500 and were received by the Company on June 2, 2004. At May 29, 2004, the net proceeds of the IPO credited to common stock and additional paid-in capital aggregated $18,670,000, after financing costs of $2,779,500. On June 15, 2004, the underwriters exercised the over-allotment and acquired 292,500 shares at $11.00 per share, less underwriting discounts and commissions, and on June 18, 2004, the Company received net proceeds of $2,992,275, net of underwriting costs of $225,225. At June 15, 2004, the Former Parent's ownership decreased to 80.4%. During the year ended May 28, 2005, the Company incurred additional financing costs related to the IPO of $226,000, which were also charged to additional paid-in capital and netted against the proceeds of the exercise of the over-allotment option.

On August 17, 2004, the E-Z-EM Board of Directors approved the separation of the Company from E-Z-EM by means of a tax-free dividend of E-Z-EM's remaining ownership of the Company. E-Z-EM had received a favorable ruling from the IRS that the distribution by E-Z-EM of its shares of the Company's stock would be tax-free to E-Z-EM and to E-Z-EM's shareholders for U.S. federal income tax purposes. The distribution of E-Z-EM's 9,200,000 shares of the Company occurred at the close of business on October 30, 2004, to E-Z-EM stockholders of record as of October 11, 2004.

On May 24, 2006, the Company completed a follow-on public offering of its common stock, selling 2,760,000 shares of its common stock (including 360,000 shares subject to the underwriters' over-allotment option) at $24.07 per share, less underwriting discounts and commissions. Proceeds from the offering, net of underwriting costs totaling $3,974,400, amounted to $62,458,800 and were received by the Company on May 30, 2006. Net proceeds of the offering credited to common stock and additional paid-in capital aggregated $61,911,830, after financing costs of $546,970.

NOTE A (continued)

RITA Medical Systems, Inc.

On January 29, 2007, the Company completed the acquisition of RITA Medical Systems, Inc. ("RITA") for a total purchase price of approximately $244 million, comprised of approximately 7.9 million shares of the Company's common stock, assumption of outstanding RITA options and other convertible securities, which are exercisable for an additional 1.9 million shares of the Company's common stock, and paid approximately $24 million in cash (See Note C).

Oncobionic, Inc.

On October 12, 2006, the Company entered into a Stock Purchase Agreement (the "Purchase Agreement") with Oncobionic, Inc. ("Oncobionic") and the shareholders of Oncobionic to acquire all of the issued and outstanding shares of the capital stock of Oncobionic for approximately $25 million, subject to Oncobionic's successful performance and completion of human use tests confirming the acute efficacy of irreversible electroporation in ablating prostate cancer (See Note C).

All significant intercompany balances and transactions have been eliminated.

2. Fiscal Year

The Company reports on a fiscal year that concludes on the Saturday nearest to May 31. Fiscal year 2007 ended on June 2, 2007, for a reporting period of fifty-two weeks. Fiscal year 2006 ended on June 3, 2006 for a reporting period of fifty-three weeks. Fiscal year 2005 ended on May 28, 2005, for a reporting period of fifty-two weeks.

3. Cash and Cash Equivalents

The Company considers all unrestricted highly liquid investments purchased with an initial maturity of less than three months to be cash equivalents. The Company maintains cash and cash equivalent balances with financial institutions in the United States in excess of amounts insured by the Federal Deposit Insurance Corporation.

4. Marketable Securities

Marketable securities, which are principally government agency bonds and corporate commercial paper, are classified as "available-for-sale securities" and reported at fair value, with unrealized gains and losses excluded from operations and reported as a component of accumulated other comprehensive income (loss), net of the related tax effects, in stockholders' equity. Cost is determined using the specific identification method. Marketable securities also include auction-rate investments. In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and based on the Company's intentions regarding these investments, the Company classifies its auction-rate investments as available-for-sale securities. The Company's investments in these securities are recorded at cost, which approximates fair market value due to their variable interest rates, which reset every seven days, and despite the long-term nature of their stated contractual maturities, the Company has the ability to quickly liquidate these securities. As a result, the Company has no cumulative gross unrealized or realized holding gains or losses from these securities, and all income is recorded as interest income.

NOTE A (continued)

5. Accounts Receivable

Accounts receivable, principally trade, are generally due within 30 to 90 days and are stated at amounts due from customers, net of an allowance for doubtful accounts. The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer's current creditworthiness, as determined by a review of their current credit information. The Company continuously monitors aging reports, collections and payments from customers, and a provision for estimated credit losses is maintained based upon the Company's historical experience and any specific customer collection issues that have been identified. While such credit losses have historically been within the Company's expectations and the provisions established, the Company cannot guarantee that the same credit loss rates will be experienced in the future. The Company writes off accounts receivable when they become uncollectible.

Changes in the Company's allowance for doubtful accounts are as follows:

	June 2, 2007	June 3, 2006
	(in thousands)	
Beginning balance	$ 430	$203
Provision for doubtful accounts (and sales returns)	326	270
Allowance for acquired receivables	498	
Write-offs	(47)	(43)
Ending balance	$1,207	$430

6. Inventories

Inventories are stated at the lower of cost (at standard cost, which approximates the first-in, first-out method) or market. Appropriate consideration is given to deterioration, obsolescence and other factors in evaluating net realizable value.

7. Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The Company evaluates these assets for impairment annually or as changes in circumstances or the occurrence of events suggest the remaining value is not recoverable. Expenditures for repairs and maintenance are charged to expense as incurred. Renewals and betterments are capitalized.

8. Accounting for Business Combinations, Goodwill and Intangible Assets

Intangible assets other than goodwill are amortized over their estimated useful lives, which range between three and nineteen years, on either a straight-line basis or as revenues are earned from the sales of the related products. The Company periodically reviews the estimated useful lives of its intangible assets and review such assets for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. The Company's determination of impairment is based on estimates of future cash flows. If an intangible asset is considered to be impaired, the amount of the impairment will equal the excess of the carrying value over the fair value of the asset.

NOTE A (continued)

For goodwill, the evaluation requires a comparison of the estimated fair value of the reporting unit to which the goodwill is assigned to the sum of the carrying value of the assets and liabilities of that unit, including goodwill. If the sum of the carrying value of the assets and liabilities of a reporting unit exceeds the fair value of the reporting unit, the carrying value of the reporting unit's goodwill is reduced to the implied fair value of goodwill through an adjustment to the goodwill balance, resulting in an impairment charge. The Company's determination of impairment is based on estimates of future cash flows. The Company will test goodwill for impairment during the third quarter of every fiscal year, and when an event occurs or circumstances change such that it is reasonably possible that impairment exists. Events that could, in the future, result in impairment include, but are not limited to, sharply declining sales for a significant product or in a significant geographic region.

9. Revenue Recognition

Revenue is recognized in accordance with generally accepted accounting principles as outlined in the SEC's Staff Accounting Bulletin No. 104 "Revenue Recognition," which requires that four basic criteria be met before revenue can be recognized: (i) persuasive evidence that an arrangement exists; (ii) the price is fixed or determinable; (iii) collectibility is reasonably assured; and (iv) product delivery has occurred or services have been rendered. The Company recognizes revenue, net of sales taxes assessed by any governmental authority, as products are shipped based on FOB shipping point terms when title passes to customers. The Company negotiates credit terms on a customer-by-customer basis and products are shipped at an agreed upon price. All product returns must be pre-approved and, if approved, customers are subject to a 20% restocking charge. To be accepted, a returned product must be unadulterated, undamaged and must have at least 12 months remaining prior to its expiration date.

Subsequent to the Company's acquisition of RITA, the Company classifies its revenues into two product groups—Interventional Products and Oncology Products. The Interventional Products group includes the angiographic, thrombolytic, dialysis, image-guided vascular access (IGVA), PTA, venous, and drainage products. RITA's port product line, hemodialysis catheter, venous catheter, needles, and PICC's are part of the Interventional Products group. The Oncology Products group includes the RFA, embolization and surgical resection products acquired in the RITA transaction. For 2007, net sales of these product groups were as follows:

	2007	
Products	**Net Sales $**	**% of Net Sales**
	(dollars in thousands)	
Interventional Products	$101,126	90.1%
Oncology Products	11,101	9.9
Total	$112,227	100.0%

10. Research and Development

Research and development costs, including salaries, consulting fees, building costs, utilities, administrative expenses, patent application costs, and an allocation of corporate costs are related to developing new products and making technological improvements to existing products and are expensed as incurred.

NOTE A (continued)

11. Shipping and Handling Costs

Shipping and handling costs, associated with the distribution of finished products to customers, are recorded in costs of goods sold and are recognized when the related finished product is shipped to the customer. Amounts charged to customers for shipping are recorded in net sales.

12. Advertising

All costs associated with advertisement are expensed as incurred. Advertising expense, included in sales and marketing was $491,000, $260,000, and $234,000, for 2007, 2006, and 2005, respectively.

13. Income Taxes

Deferred income taxes are recognized for temporary differences between financial statement and income tax bases of assets and liabilities and loss carryforwards and tax credit carryforwards for which income tax benefits are expected to be realized in future years. A valuation allowance has been established to reduce deferred tax assets, as it is more likely than not that all, or some portion, of such deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The deferred tax asset includes net operating losses acquired as part of the RITA acquisition. These losses could be significantly limited under Internal Revenue Code ("IRC") Section 382. Our analysis of RITA's ownership changes as defined in IRC Section 382 show that approximately $15.8 million of net operating loss will not be able to be utilized due to limitations. In addition, it is estimated that $14.2 million of state net operating losses will expire prior to utilization. The gross deferred tax asset related to the net operating losses reflects these limitations.

In November 2005, the FASB issued FASB Staff Position SFAS No. 123(R)-3, "Transition Election to Accounting for the Tax Effect of Share-Based Payment Awards." The Company elected to adopt the modified prospective transition method for calculating the tax effects of stock-based compensation pursuant to SFAS No. 123(R). Under the modified prospective transition method, no adjustment is made to the deferred tax balances associated with stock-based payments that continue to be classified as equity awards. Additionally, the Company elected to use the "long-form method," as provided in paragraph 81 of SFAS No. 123(R) to determine the pool of windfall tax benefits. The long-form method requires the Company to analyze the book and tax compensation for each award separately as if it had been issued following the recognition provisions of SFAS No. 123, subject to adjustments for net operating loss carryforwards.

14. Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, marketable securities, accounts payable, short-term and long-term debt, and two interest rate swap agreements. The carrying amount of these instruments approximates fair value due to the immediate or short-term maturities and variable interest rates associated with these instruments. The interest rate swap agreements have been recorded at their fair value based on a valuation received from an independent third party (see Note K). Marketable securities are carried at their fair value as determined by quoted market prices.

NOTE A (continued)

15. Derivative Financial Instruments

In accordance with SFAS No. 133, "Accounting for Derivatives and Hedging Activities," as amended, the Company's 2002 interest rate swap agreement (see Note K) qualifies for hedge accounting under GAAP and the 2006 interest rate swap agreement does not. Both are presented in the consolidated financial statements at their fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in stockholders' equity as a component of accumulated other comprehensive income (loss) depending on whether the derivative financial instrument qualifies for hedge accounting and, if so, whether it qualifies as a fair value or cash flow hedge. Generally, the changes in the fair value of derivatives accounted for as fair value hedges are recorded in income along with the portions of the changes in the fair value of hedged items that relate to the hedged risks. Changes in the fair value of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in accumulated other comprehensive income (loss).

16. Stock-Based Compensation

On June 4, 2006, the Company adopted Statement of Financial Accounting Standard No. 123 (revised 2004), "Share-Based Payments" ("SFAS 123(R)"), which requires the measurement and recognition of all share-based payment awards made to employees and directors, including stock options, restricted stock units, performance share awards, and employee stock purchases related to the Company's Employee Stock Purchase Plan (the "Stock Purchase Plan") based on estimated fair values. SFAS 123(R) supercedes the Company's previous accounting under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), "Accounting for Stock-based Compensation" ("SFAS No. 123") for non-employees, and related interpretations, for periods beginning in fiscal year 2007. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of the grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized on a straight-line basis over the requisite service period in the Company's consolidated statement of operations. Prior to the adoption of SFAS 123(R), the Company accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under SFAS 123. Under the intrinsic value method, no stock-based compensation expense had been recognized in the Company's consolidated statements of operations, because the exercise price of the Company's stock options granted to employees and directors was equal to or exceeded the fair market value of the underlying stock on the date of grant.

Stock-based compensation expense recognized in the Company's consolidated statement of operations for 2007 includes compensation expense for share-based payment awards granted prior to, but not yet vested as of June 3, 2006, based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123 and compensation expense for the share-based payment awards granted subsequent to June 3, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R), and has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company's pro forma information required under SFAS 123 for periods prior to June 4, 2006, forfeitures have been accounted for as they occurred.

NOTE A (continued)

For the fiscal year ended June 2, 2007, the Company used the Black-Scholes option-pricing model ("Black-Scholes") as its method of valuation under SFAS 123(R) and a single option award approach. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. Black-Scholes was also previously used for the Company's pro forma information required by SFAS 123 for periods prior to June 4, 2006. The fair value of share based payment awards on the date of the grant as determined by the Black-Scholes model is affected by the Company's stock price as well as other assumptions. These assumptions include, but are not limited to the expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, and a risk-free interest rate. The risk-free interest rate is based on factual data derived from public sources. The expected stock-price volatility and option life assumptions require significant judgment which makes them critical accounting estimates.

The Company considers historical volatility and trends within the Company's industry/peer group when estimating expected stock price volatility. The Company uses yield rates on U.S. Treasury securities for a period approximating the expected term of the award to estimate the risk-free interest rate. The expected term is based on historical exercise and forfeiture data. The dividend yield is based on the history and expectation of dividend payments. Company historical data includes information only from May 26, 2004, the date of the Company's initial public offering.

17. Earnings Per Common Share

Basic earnings per share are based on the weighted average number of common shares outstanding without consideration of potential common stock. Diluted earnings per share further includes the dilutive effect of potential common stock consisting of stock options, warrants, restricted stock units, and shares issuable upon conversion of convertible debt into shares of common stock, provided that the inclusion of such securities is not antidilutive.

The Company accounts for convertible debt (see Note K) under EITF Issue No. 04-08, "The Effect of Contingently Convertible Debt on Diluted Earnings per Share" ("EITF 04-08"). EITF 04-08 indicates that contingently convertible debt should be included in diluted earnings per share computations regardless of whether the market price trigger has been met. For 2007, shares issuable upon conversion of convertible debt into 414,476 shares of common stock, with a conversion price of $20.41 per share, have been excluded from the calculation of diluted earnings per share, as their inclusion would not be dilutive.

The following table sets forth the reconciliation of the weighted-average number of common shares:

	2007	2006	2005
Basic	**18,443,570**	12,377,731	11,571,317
Effect of dilutive securities		586,843	757,466
Diluted	**18,443,570**	12,964,574	12,328,783

Also excluded from the calculation of diluted earnings per common share, are options, warrants, and restricted stock units issued to employees and non-employees to purchase 1,111,342, 18,489, and 22,703 shares of common stock at June 2, 2007, June 3, 2006, and May 28, 2005, respectively, as their inclusion would not be dilutive. The exercise prices of the excluded securities were between $0 and $196.95 at June 2, 2007, $20.70 and $28.45 at June 3, 2006, and $11.00 and $20.70 at May 28, 2005.

NOTE A (continued)

18. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Estimates also affect reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

19. Supplier Concentrations

The Company is dependent on third-party manufacturers for a substantial portion of its dialysis catheters and venous products. In 2007, products purchased from the Company's two largest suppliers accounted for approximately 16% and 10% of total product purchases. In 2006, products purchased from the Company's two largest suppliers accounted for approximately 25% and 16% of total product purchases. In 2007 and 2006, sales of products purchased from these two suppliers accounted for approximately 20% and 26% of the Company's sales. The Company is dependent upon the ability of its suppliers to provide products on a timely basis and on favorable pricing terms. The loss of its principal suppliers or a significant reduction in product availability from these suppliers could have a material adverse effect on the Company. The Company believes that its relationships with these suppliers are satisfactory, and did not experience any instances of inadequate supply during 2007 or 2006.

20. Recently Issued Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 ("FAS 109")", to clarify the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FAS 109, "Accounting for Income Taxes". This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006 (the first quarter of the Company's 2008 fiscal year). We are currently evaluating the impact this adoption will have on the Company's consolidated financial statements.

In September 2006, FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement focuses on creating consistency and comparability in fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 (the Company's 2009 fiscal year), and interim periods within those fiscal years. The adoption of this new accounting pronouncement is not expected to have a material impact on the Company's financial statements.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB 108"), to address diversity in practice in quantifying financial statement misstatements. SAB 108 requires companies to quantify misstatements based on their impact on each of their financial statements and related disclosures. SAB 108 is effective for fiscal years ending after November 15, 2006, allowing a one-time transitional

NOTE A (continued)

cumulative effect adjustment to retained earnings for errors that were not previously deemed material but are material under the guidance in SAB 108. The adoption of this new accounting pronouncement did not have a material impact on the Company's financial statements.

In February 2007, FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115 ("SFAS 159"). This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. Most of the provisions in Statement 159 are elective; however, the amendment to FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. SFAS 159 is effective for fiscal years beginning after November 15, 2007 (the Company's 2009 fiscal year). We are currently evaluating the impact this adoption will have on the Company's consolidated financial statements.

NOTE B - COMPREHENSIVE INCOME

The Company records comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 requires unrealized holding gains or losses on available-for-sale securities and certain derivative instruments, net of tax, to be included in accumulated other comprehensive income, as a separate component of stockholders' equity. The components of comprehensive income, which include unrealized gains and losses on available for sale securities and changes in the fair value of the 2002 interest rate swap (see Note K), are detailed in the Company's accompanying consolidated statements of stockholders' equity and comprehensive income. At June 2, 2007 and June 3, 2006, the components of accumulated other comprehensive loss, net of related tax, are as follows:

	June 2, 2007	June 3, 2006
	(in thousands)	
Cumulative loss on interest rate swap	**$(61)**	$(49)
Unrealized holding loss on marketable securities		(33)
Accumulated other comprehensive loss	**$(61)**	$(82)

NOTE C - ACQUISITIONS

RITA Medical Systems, Inc.

On November 27, 2006, the Company, Royal I, LLC, ("Merger Sub") and RITA Medical Systems, Inc., a Delaware corporation ("RITA"), executed an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which the Company would acquire RITA.

On January 29, 2007, the stockholders of the Company approved the issuance of shares of Company common stock to the stockholders of RITA pursuant to the Merger Agreement. Additionally, the stockholders of RITA adopted the Merger Agreement and approved the transactions contemplated thereby (the "Merger"). Immediately following the respective stockholder meetings, the parties consummated the Merger and RITA became a wholly owned subsidiary of the Company. Results of operations for RITA are included in the consolidated financial statements since that date.

NOTE C—ACQUISITIONS (continued)

At the effective time and as a result of the Merger, each share of common stock of RITA then issued and outstanding, was converted into (i) 0.1722 shares of common stock of the Company and (ii) $0.515 in cash (the "Cash Component").

In connection with the Merger, the Company issued approximately 7.9 million shares of common stock, assumed outstanding RITA options and other convertible securities, which are exercisable for an additional 1.9 million shares of the Company's common stock, and paid approximately $23.6 million in cash. The aggregate fair value of vested stock options of approximately $9.1 million was recorded as part of the purchase price using fair values determined under the Black-Scholes valuation model.

In connection with the Merger, the Company assumed warrants to acquire 2,727,270 RITA shares, which, following the Merger, became exercisable for approximately 469,636 shares of the Company's common stock at an average price of $20.24 per share, net of the Cash Component. These warrants expire in November 2009. The aggregate fair value with respect to the warrants of approximately $4.5 million was recorded as part of the purchase price using fair values determined under the Black-Scholes valuation model, with the following assumptions: expected stock price volatility of 54.6%; risk-free interest rate of 4.98%; and an expected term of 1.7 years.

The Company acquired RITA for its market position, premium product offerings, developed and emerging technologies in the fields of interventional oncology and vascular access, and its highly skilled workforce. The Merger was pursued and completed because the management groups and stockholders of the Company and RITA believe the combined entity will achieve higher sales and profitability than either or both of the pre-merger companies on a stand-alone basis. These factors contributed to a purchase price in excess of the fair value of RITA's net tangible and intangible assets acquired and, as a result, the Company has recorded goodwill in connection with this transaction. The goodwill has been assigned to the sole reporting unit of the Company.

In certain circumstances, the allocations of the purchase price are based on preliminary estimates and assumptions. The preliminary purchase price allocations may be adjusted within one year of the purchase date for changes in estimates of the fair value of assets acquired and liabilities assumed. The valuation of intangible assets was finalized as of June 2, 2007. The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed:

	(in thousands)
Current assets	$ 18,370
Property, plant and equipment	1,638
Deferred tax asset	27,522
Goodwill	153,787
Customer relationships	27,500
Distributor relationships	900
Product technologies	13,900
Trademarks	600
Purchased R&D	12,100
Other assets	1,040
Total assets acquired	257,357
Current liabilities	4,176
Long-term convertible debt	9,700
Total liabilities assumed	13,876
Net assets acquired	$243,481

NOTE C—ACQUISITIONS (continued)

The fair values of the Company's common stock issued, the options and warrants assumed, and the fair value of the convertible debt assumed in the acquisition of RITA were calculated using a valuation price of $24.776 per share of the Company's common stock, which was calculated using the average of the closing market value for two days prior to and two days after the measurement date of January 24, 2007. The purchase price of $243.5 million includes $4.6 million of direct acquisition costs. The product technologies are expected to be amortized over a weighted-average useful life of 11 years. The remaining intangible assets are being amortized over a weighted-average useful life of 7 years. In addition, the Company recorded $153.8 million in non-tax deductible goodwill and approximately $12.1 million of purchased research and development ("purchased R&D") costs. The Company recorded the purchased R&D charge in research and development expense in its consolidated statements of operations for the fiscal year ended June 2, 2007. The value assigned to purchased R&D was determined by identifying specific R&D projects that would be continued and for which (a) technological feasibility had not been established at the acquisition date, (b) there was no alternative future use and (c) the fair market value was estimable with reasonable reliability. The Company considered a number of factors including comparable transactions, relief from royalty analysis and other discounted cash flow approaches in determining preliminary purchase price allocations.

The purchase price includes $4.4 million of employee severance, relocation costs, and contract termination costs which were paid during the fiscal year ended June 2, 2007, as well as additional severance costs of $209,000 which have been included under the heading "Accrued liabilities" in the consolidated balance sheet as of June 2, 2007. Certain legal matters and costs for employee severance are based upon preliminary estimates. Additional costs from the finalization of our integration plan are not expected to be significant, but when they are determined, they will either increase the amount of goodwill recorded or increase expense, depending on the nature of the costs.

The following pro forma information details the results of operations as if the acquisition of RITA had occurred on June 4, 2006, May 29, 2005, and May 30, 2004, for the fiscal years ended June 2, 2007, June 3, 2006, and May 28, 2005, respectively, and is derived from results of the Company for the periods indicated and results of RITA for the twelve months ended June 30. The pro forma results are shown for illustrative purposes only and do not purport to be indicative of the results of the Company that would have been reported had the acquisition actually occurred on the dates indicated, or indicative of results that may occur in the future. The pro forma results do not include any operating synergies we expect to realize from offering more products to more customers, purchasing leverage from increased scale, and reduced costs in logistics, marketing, and administration. An in-process R&D charge of $12.1 million has been included in the proforma results of all periods presented.

	2007	2006	2005
	(unaudited, in thousands)		
Net sales	$141,924	$127,051	$102,361
Net loss	$(17,179)	$(12,526)	$(16,856)
Loss per common share:			
Basic and diluted	$ (0.93)	$ (0.63)	$ (0.89)

NOTE C—ACQUISITIONS (continued)

Oncobionic, Inc.

On October 12, 2006, the Company entered into a Stock Purchase Agreement (the "Purchase Agreement") with Oncobionic, Inc. ("Oncobionic") and the shareholders of Oncobionic to acquire all of the issued and outstanding shares of the capital stock of Oncobionic.

The Company and Oncobionic are parties to an existing distribution and purchase option agreement ("Distribution Agreement") under which the Company has a worldwide exclusive right to market and distribute products called "tissue portal" for use in the field of image-guided tumor ablation, subject to certain limitations set forth in the agreement. The Distribution Agreement also provided for an option to purchase Oncobionic, which expired unexercised in August 2005. The Distribution Agreement will survive any termination of the Purchase Agreement. During the fiscal year ended June 2, 2007, the Company made the final $200,000 installment payment under the Distribution Agreement to Oncobionic, which has been recorded as a component of research and development expenses.

Under the Purchase Agreement, the Company has agreed to pay a total purchase price consisting of (i) a fixed purchase price of $25 million, less Oncobionic's long-term debt as of the closing date of the acquisition (the "Fixed Purchase Price") and (ii) a contingent purchase price equal to three (3%) percent of net sales (as defined in the Agreement) of any catheter-based products sold by the Company that incorporate Oncobionic's irreversible electroporation technology ("IRE") for use in reducing the incidence of restenosis (the recurrence of narrowing or constriction of the arteries) associated with angioplasty procedures. Oncobionic holds a license to such technology under a license agreement with the Regents of the University of California (the "UC License").

$5.0 million of the Fixed Purchase Price, constituting a non-refundable deposit, was paid by the Company upon the execution of the Purchase Agreement, and together with the costs to execute the agreement of $139,000, has been recorded on the balance sheet under the heading "Non-refundable deposit" as of June 2, 2007. Of the balance of the Fixed Purchase Price, 50% is payable at the closing of the acquisition, 25% is payable six months after the closing, and the remaining 25% is payable 18 months after the closing.

The closing of the acquisition is subject to Oncobionic's successful performance and completion of human use tests confirming the acute efficacy of irreversible electroporation in ablating prostate cancer. If the human use tests do not achieve the results contemplated by the test protocol, the Company may either (i) terminate the Agreement, (ii) waive the closing condition or (iii) propose one-time revisions to the test protocol and an extension of the test period, subject to Oncobionic's consent and at the Company's expense. Oncobionic may terminate the Purchase Agreement if the human use tests do not achieve the results set forth in the test protocol (after giving effect to any revisions thereof and extension thereto), unless the Company waives such closing condition. In the event of any such termination, the Oncobionic shareholders will be entitled to retain the $5.0 million deposit payment received from the Company. We expect the results of these tests to be available within the next 9-12 months.

The closing of the acquisition is also subject to customary closing conditions, including any governmental or other consents or approvals. In addition, the Purchase Agreement provides that concurrently with the closing of the acquisition, the Company will enter into non-competition agreements and consulting agreements with certain of the principals of Oncobionic.

NOTE C—ACQUISITIONS (Continued)

The Purchase Agreement also permits Oncobionic to license its irreversible electroporation technology for Cardiac Arrhythmia Application (as defined in the Purchase Agreement) to a single licensee and to appoint an affiliate of certain of the shareholders of Oncobionic as its agent (the "Agent") for a period of four years, commencing on the execution of the Purchase Agreement, to identify a potential licensee for such license. Under the Purchase Agreement, prior to the closing, the Company has a right of first refusal on any third-party offers for a license to the Cardiac Arrhythmia Application.

Under a commission agreement between Oncobionic and the Agent entered into concurrently with the Purchase Agreement, Oncobionic has agreed to pay the Agent fifty (50%) percent of all license fees and royalties received from any licensee identified by the Agent after payment of all license fees dues under the UC License. Additionally, Oncobionic has agreed to pay the Agent a termination fee equal to fifty (50%) percent of (i) the unconditional, non-refundable, up-front fees and (ii) the guaranteed minimum royalty payments that would have been paid to Oncobionic under a proposed license in excess of the fees due under the UC License, if Oncobionic rejects a bona fide offer by a potential licensee or is otherwise unable in good faith to reach an agreement with a potential licensee.

NOTE D - MARKETABLE SECURITIES AND INVESTMENTS

Marketable securities as of June 2, 2007 consisted of the following:

	Amortized cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair value
		(in thousands)		
Available-for-sale securities				
U.S. government agency obligations (1)	$37,138	$28	$(32)	$37,134
Corporate bond securities (1)	6,056	4	(3)	6,057
	$43,194	$32	$(35)	$43,191

Marketable securities as of June 3, 2006 consisted of the following:

	Amortized cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair value
		(in thousands)		
Available-for-sale securities				
U.S. government agency obligations (1)	$19,329	$31	$(30)	$19,330
Corporate bond securities	6,436	6	(62)	6,380
	$25,765	$37	$(92)	$25,710

(1) Includes auction-rate securities

As of June 2, 2007, the Company held 41 securities with a fair value of $19,823,000, that had unrealized losses totaling $35,000. The Company has determined these to be temporary losses based on the nature of the securities and their short-term maturities. During 2007 and 2006, the Company reclassified $33,000 of net holding losses and $25,000 of unrealized holding gains, net of income taxes, respectively, from accumulated other comprehensive loss to other income, net, in the consolidated statements of operations as marketable securities were sold or matured.

NOTE D—MARKETABLE SECURITIES AND INVESTMENTS (Continued)

The amortized cost and fair value of marketable securities at June 2, 2007, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

As of June 2, 2007:

	Amortized cost	Fair value
	(in thousands)	
Due in one year or less	$30,781	$30,918
Due after one through five years	7,681	7,667
Due after five through twenty years	4,732	4,606
	$43,194	$43,191

Investment at Cost

In June 2002, the Company acquired 1,158,000 shares of the Series C preferred stock and 42,000 shares of common stock, or approximately 8.8%, prior to effects of dilutive securities, of Surgica, Inc. for $300,000. Surgica, a Delaware corporation based in California, is a medical device company that designs, patents and markets vascular blocking materials (embolic agents). The Company has been provided registration rights, as specified in a registration rights agreement. The Company's investment in Surgica was accounted for by the cost method. Further, the Company entered into a distribution agreement with Surgica, whereby Surgica provided the Company exclusive worldwide distribution rights for an initial term of five years, and an automatic renewal of three years, subject to termination clauses. In connection with this distribution agreement, Surgica granted the Company exclusive, royalty-free rights and license to use all trademarks.

During the year ended May 28, 2005, the Company reduced the carrying value of its investment in Surgica Corporation to $0, due to the uncertainty of Surgica's ability to operate as a going concern. Surgica's projected negative cash flows, poor liquidity and recent failed attempts by Surgica's management to either raise additional capital or sell the entity were primary factors that caused this uncertainty. Previously negotiated registration rights and distribution agreements remain in force and the Company continues to purchase and sell products related to Surgica's operations. The amount of the impairment loss, $300,000, was included in other expense for the year ended May 28, 2005.

NOTE E - INVENTORIES

Inventories consist of the following:

	June 2, 2007	June 3, 2006
	(in thousands)	
Finished goods	**$15,904**	$ 9,115
Work in process	**2,915**	2,239
Raw materials	**9,750**	4,614
	$28,569	$15,968

Reserves for excess and obsolete inventory were $3,715,000 and $1,322,000 at June 2, 2007 and June 3, 2006, respectively.

NOTE F—PROPERTY, PLANT AND EQUIPMENT, AT COST

Property, plant and equipment are summarized as follows:

	Estimated useful lives	June 2, 2007	June 3, 2006
		(in thousands)	
Building and building improvements	39 years	**$ 5,608**	$ 5,579
Machinery and equipment	3 to 8 years	**9,512**	4,886
Computer software and equipment	3 to 5 years	**5,095**	2,577
Construction in progress		**5,918**	1,583
		26,133	14,625
Less accumulated depreciation and amortization		**9,524**	4,046
		16,609	10,579
Land and land improvements		**223**	223
		$16,832	$10,802

Depreciation expense for 2007, 2006, and 2005 was $1,414,000, $909,000, and $641,000, respectively.

NOTE G—GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets that have indefinite useful lives are not amortized but rather are tested for impairment annually or more frequently if impairment indicators arise. None of the Company's intangible assets have an indefinite life. Intangible assets with determinable useful lives are amortized over their useful lives on either a straight-line basis over the expected period of benefit or as revenues are earned from the sales of the related products. Goodwill and intangible assets have been recorded at either incurred or allocated cost. Allocated costs were based on respective fair market values at the date of acquisition.

Changes in the carrying amount of goodwill for the fiscal year ended June 2, 2007, are as follows (in thousands):

Balance, June 4, 2006	$ —
Arising from completed business combinations	153,787
Balance, June 2, 2007	$153,787

The balances of intangible assets are as follows:

	June 2, 2007			
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted Avg Useful Life
		(in thousands)		(years)
Licenses	$ 2,518	$ (183)	$ 2,335	7.4
Customer relationships	27,500	(1,231)	26,269	7.5
Distributor relationships	900	(100)	800	3.0
Trademarks	600	(20)	580	10.0
Product technologies	21,183	(2,019)	19,164	11.9
	$52,701	$(3,553)	$49,148	

NOTE G—GOODWILL AND INTANGIBLE ASSETS (continued)

	June 3, 2006			
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted Avg Useful Life
	(in thousands)			
Licenses	$2,518	$ (105)	$2,413	7.4
Product technologies	2,250	(1,098)	1,152	15.9
	$4,768	$(1,203)	$3,565	

Amortization expense was $2,350,000, $167,000 and $125,000 for 2007, 2006, and 2005, respectively.

Annual amortization of these intangible assets is expected to approximate the following amounts for each of the next five fiscal years:

	(in thousands)
2008	$7,513
2009	7,633
2010	7,531
2011	7,602
2012	7,652

NOTE H - INCOME TAXES

Income tax provision analyzed by category and by statement of income classification is summarized as follows:

	2007	2006	2005
	(in thousands)		
Current.			
Federal	**$ 4,485**	$3,923	$2,735
State and local	**288**	351	215
	4,773	4,274	2,950
Deferred	**(2,818)**	(18)	119
	$ 1,955	$4,256	$3,069

The significant components of deferred income tax (benefit) expense from operations for the years ended June 2, 2007, June 3, 2006, and May 28, 2005 consist of the following:

	2007	2006	2005
	(in thousands)		
Deferred tax (benefit) expense	**$(5,338)**	$(18)	$ 811
Net operating loss carryforward	**2,520**		
Valuation allowance			(692)
	$(2,818)	$(18)	$ 119

NOTE H—INCOME TAXES (Continued)

Temporary differences that give rise to deferred tax assets and liabilities are summarized as follows:

	June 2, 2007	June 3, 2006
	(in thousands)	
Deferred tax assets		
Capital loss carryforwards	$ 102	$ 102
Net operating loss carryforward	36,599	—
R&D and state tax credit carryforward	1,285	—
Expenses incurred not currently deductible	1,089	600
Unrealized loss on interest rate swap	36	29
Impairment of long-lived assets	533	650
Inventories	1,058	311
Litigation damage award	3,593	
Stock-based compensation	1,688	
Other	—	18
Gross deferred tax asset	45,983	1,710
Deferred tax liabilities		
Excess tax over book depreciation and amortization	12,197	400
Other	33	—
Gross deferred tax liability	12,230	400
Valuation allowance	(2,217)	(102)
Net deferred tax asset	$31,536	$1,208

In conjunction with the acquisition of RITA, at June 2, 2007, the Company had approximately $118.6 million of federal net operating loss carryforwards and $53.0 million of state net operating loss carryforwards ("NOL"). As a result of ownership changes caused by the acquisition of RITA, these net operating losses are subject to Internal Revenue Code ("IRC") Section 382 limitations, which is expected to significantly limit the Company's ability to utilize these net operating losses on an annual basis. As a result of the Company's IRC Section 382 analysis, it is estimated that approximately $15.8 million of Federal net operating losses and $14.2 million of state net operating losses will expire prior to utilization. The gross deferred income tax asset ("DTA") related to the NOL reflects these limitations.

The Company needs to generate approximately $7 million of taxable income in each year over the next nineteen years to ensure the realizability of the Company's deferred tax assets. After taking into consideration the charges for purchased R&D and litigation damage award the Company has determined that it has sufficient existing levels of pre-tax earnings to generate sufficient taxable income to realize the net deferred tax assets recorded on the Company's balance sheet.

In order to support the realizability of the Company's net deferred tax asset, management projected its pre-tax income utilizing historical results. Utilizing this projected pre-tax income, management has projected taxable income taking into consideration existing levels of permanent differences including stock option exercise deductions and non-deductible expenses and the reversal of significant temporary differences including litigation damage award and acquired intangibles.

NOTE H—INCOME TAXES (continued)

The Company's federal net operating loss carryforwards as of June 2, 2007 after considering IRC Section 382 limitations are $102.8 million. The expiration of the federal net operating loss carryforwards are as follows: $.9 million expire between 2008 and 2011, $64.7 million expire between 2017 and 2021, and $37.2 million expire between 2022 and 2026.

The Company's state net operating loss carryforwards as of June 2, 2007 after considering IRC Section 382 limitations are $38.8 million which expire in various years from 2008 to 2026.

At June 2, 2007, the Company had approximately $419,000 of Federal research and development tax credit carryforwards which are subject to IRC Section 382 limitations and begin to expire in 2023. Additionally, at June 2, 2007, the Company had $1.3 million of state credits, of which $315,000 expire at various dates through 2013 and $996,000 which have an unlimited carryforward period.

At June 2, 2007, the Company had a net deferred income tax asset of $31.5 million, after recording a valuation allowance of $2.2 million (of which $2.1 million relates to deferred tax assets acquired in connection with the RITA acquisition). The valuation allowance was $102,000 at June 3, 2006. If the portion of the valuation allowance associated with the acquisition of RITA is reversed in the future, the benefit of any reversal would (a) first be applied to reduce to zero and goodwill related to the acquisition (b) second to reduce to zero other non-current intangible assets related to the acquisition, and (c) third to reduce income tax expense. The net change in the valuation allowance was an increase of $2.1 million in 2007 and a decrease of $526,000 in 2006. The valuation allowance recorded against the deferred tax assets acquired in connection with the RITA acquisition relates to Federal and state tax credits and state NOL's that management has estimated will more likely than not expire before they are expected to be utilized.

The Company's consolidated income tax provision has differed from the amount that would be provided by applying the U.S. Federal statutory income tax rate to the Company's income before income taxes for the following reasons:

	2007	2006	2005
	(in thousands)		
Income tax provision	**$ 1,955**	$4,256	$3,069
Effect of Graduated tax rates	**(71)**	112	76
State income taxes, net of Federal tax benefit	**(33)**	(195)	(142)
Tax-exempt interest	**79**	—	2
Research and development tax credit	**32**	88	124
Domestic Production Activities deduction	**72**	27	—
Extraterritorial income exclusion		7	11
Nondeductible write-off of acquired in-process R&D	**(4,114)**		
Nondeductible stock-based compensation	**(161)**		
Other nondeductible expenses	**(414)**	(375)	(306)
Capital loss	—	—	(102)
Overaccrual (underaccrual) of prior year Federal and state taxes	**89**	(27)	(36)
Other	**56**	—	(30)
Income tax provision at statutory tax rate of 35%	**$(2,510)**	$3,893	$2,666

NOTE I - ACCRUED LIABILITIES

Accrued liabilities consist of the following:

	June 2, 2007	June 3, 2006
	(in thousands)	
Payroll and related expenses	**$4,267**	$3,203
Fair value of interest rate swaps (see Note K)	**98**	78
Sales and franchise taxes	**1,352**	1,071
Direct acquisition expenses	**209**	
Royalties	**768**	173
Other	**1,442**	311
	$8,136	$4,836

NOTE J - LINE OF CREDIT

On November 23, 2005, the Company entered into a new $7,500,000 working capital revolving line of credit facility with a bank (the "Facility"), which replaced the Company's $3,000,000 line of credit. The Facility expired on November 30, 2006, and was not renewed.

NOTE K - LONG-TERM DEBT

Industrial Revenue Bonds

In September 2002, the Company closed on the financing for the expansion of its headquarters and manufacturing facility in Queensbury, New York. The expansion was financed principally with Industrial Revenue Bonds (the "Bonds") issued by the Warren and Washington Counties Industrial Development Agency (the "Agency") aggregating $3,500,000. The Bonds are issued under a Trust Agreement by and between the Agency and a bank, as trustee (the "Trustee"). The proceeds of the Bonds were advanced, as construction occurred, pursuant to a Building Loan Agreement by and among the Agency, the Trustee, a second bank (the "Bank") and the Company. The Bonds reprice every seven days and are resold by a Remarketing Agent. The Bonds bear interest based on the market rate on the date the Bonds are repriced (5.32% per annum at June 2, 2007) and require quarterly interest payments and quarterly principal payments ranging from $25,000 to $65,000 through May 2022. In connection with the issuance of the Bonds, the Company entered into a Letter of Credit and Reimbursement Agreement with the Bank which requires the maintenance of a letter of credit for an initial amount of $3,575,000 ($2,814,000 at June 2, 2007) to support principal and certain interest payments of the Bonds and requires payment of an annual fee on the outstanding balance ranging from 1% to 1.9%, depending on financial results achieved. The current fee is 1.0% and is in effect until August 22, 2007. The Company also entered into a Remarketing Agreement, pursuant to which the Remarketing Agent is required to use its best efforts to arrange for sales of such bonds in the secondary market. The Remarketing Agreement provides for the payment of an annual fee of .1% of the remaining balance.

The Reimbursement Agreement contains certain financial covenants relating to fixed charge coverage and interest coverage, as defined. Amounts borrowed under the Agreement are collateralized by the aforementioned letter of credit and a first mortgage on the land, building and equipment relating to the facility with a net carrying value of $15,172,000 and $10,802,000 as of June 2, 2007 and June 3, 2006, respectively.

The Company entered into an interest rate swap agreement (the "2002 Swap Agreement") with the Bank, effective September 2002, with an initial notional amount of $3,500,000 to limit the effect of variability due to interest rates on its rollover of the Bonds. The Swap Agreement, which qualifies for hedge accounting under

NOTE K—LONG-TERM DEBT (Continued)

SFAS No. 133, is a contract to exchange floating interest rate payments for fixed interest payments periodically over the life of the agreement without the exchange of the underlying notional amounts. The Swap Agreement requires the Company to pay a fixed rate of 4.45% and receive payments based on 30-day LIBOR repriced every seven days through May 2022. As of June 2, 2007 and June 3, 2006, since the Swap Agreement is classified as a cash flow hedge, the fair value of $98,000 and $78,000, respectively, has been recorded as a component of accrued liabilities, and accumulated other comprehensive loss related to the swap agreement is $61,000 and $49,000, respectively, net of tax benefit.

The Company capitalized certain legal and administrative costs incurred in connection with the issuance of the Bonds, and is amortizing these costs on a straight line basis over the term of the Bonds. As of June 2, 2007 and June 3, 2006, net capitalized bond issuance costs amounted to $85,000 and $91,000, respectively, and are recorded as a component of other assets. Amortization expense for 2007, 2006, and 2005 was $6,000, $6,000, and $5,000, respectively.

Amounts to be paid or received under the Swap Agreement are accrued as interest rates change and are recognized over the life of the Swap Agreement as an adjustment to interest expense.

Taxable Adjustable Rate Notes

In December 2006, the Company closed on the financing for the expansion of its warehouse and manufacturing facility in Queensbury, New York. The expansion is being financed principally with Taxable Adjustable Rate Notes (the "Notes") issued by the Company aggregating $5,000,000, maturing in December 2026. The Notes were issued under a Trust Agreement by and between the Company and a bank, as trustee (the "Trustee"). The Notes reprice every seven days and are resold by a Remarketing Agent. The Notes bear interest based on the market rate on the date the Notes are repriced (5.34% at June 2, 2007) and require quarterly interest payments and quarterly principal payments ranging from $25,000 to $55,000. In connection with the issuance of the Notes, the Company entered into a Letter of Credit and Reimbursement Agreement with the Bank that requires the maintenance of a letter of credit for an initial amount of $5,134,000 ($5,109,000 at June 2, 2007) to support principal and certain interest payments on the Notes and requires payment of an annual fee on the outstanding balance ranging from .75% to 1.35%. The current fee is 0.75% and is in effect until December 2007. The Company also entered into a Remarketing Agreement, pursuant to which the Remarketing Agent is required to use its best efforts to arrange for sales of the Notes in the secondary market. The Remarketing Agreement provides for the payment of an annual fee of .1% of the remaining balance.

The Reimbursement Agreement contains certain financial covenants relating to fixed charge coverage, interest coverage, and a debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") ratio, as defined. As a result of purchased R&D costs described in Note C and the charge recorded related to litigation described in Note R, the Company has not met certain financial covenants contained within the Reimbursement Agreements entered into in connection with the 2002 and 2006 financings described above. The bank has waived such noncompliance. Amounts borrowed under the Reimbursement Agreement are collateralized by the aforementioned letter of credit and all Company assets.

The Company entered into an interest rate swap agreement (the "2006 Swap Agreement") with the Bank, effective December 2006, with an initial notional amount of $5,000,000, to limit the effect of variability due to interest rates on its rollover of the Notes. The 2006 Swap Agreement is a contract to exchange floating interest rate payments for fixed interest payments of 5.06% of the outstanding balance of the Notes over the life of the

NOTE K—LONG-TERM DEBT (Continued)

agreement without the exchange of the underlying notional amounts. Changes to the fair value of the 2006 Swap Agreement are recorded as increases or decreases to interest expense as the Company did not elect to apply hedge accounting. As of June 2, 2007, the fair value of $88,000 has been recorded as a component of other assets with a corresponding credit to interest expense in the consolidated statement of operations for the year ended June 2, 2007.

The Company capitalized certain legal and bank fees incurred in connection with the issuance of the Notes and is amortizing these costs on a straight-line basis over the term of the Notes. As of June 2, 2007, capitalized issuance costs related to these Notes amounted to $187,000, net of amortization expense of $5,000 for the year ended June 2, 2007, and are recorded as a component of other assets.

Convertible Notes

In connection with the acquisition of RITA on January 29, 2007, the Company assumed subordinated Senior Convertible Notes of RITA (the "Convertible Notes") with an aggregate principal amount of $9.7 million. The Convertible Notes are convertible, at any time prior to the Maturity Date at such holder's option, into shares of the Company's common stock applicable at a conversion price of $20.41 per share of common stock, net of the Cash Component (see Note C), subject to adjustment in certain circumstances including common stock splits or other standard anti-dilution provisions. Until conversion or maturity, the Convertible Notes bear interest at 6.5% per year, payable semi-annually. Absent conversion, the Convertible Notes mature on August 5, 2008 (the "Maturity Date"). If on the Maturity Date, the closing price of the Company's common stock has been at or above 102% of the then conversion price for at least 10 consecutive business days immediately preceding the Maturity Date, then any remaining principal outstanding under the Convertible Notes shall automatically be converted into the Company's common stock, subject to certain conditions. The fair value of the conversion feature of the Convertible Notes of $1.8 million was calculated using the intrinsic value method and recorded in goodwill and stockholders' equity as part of the purchase price described in Note C.

Following is a summary of long-term debt at June 2, 2007 (in thousands):

Industrial Revenue Bonds	$ 2,755
Taxable Adjustable Rate Notes	4,975
Convertible Notes	9,700
	17,430
Less: current maturities	(315)
Long-term debt	$17,115

At June 2, 2007, future minimum principal payments on long-term debt were as follows:

	(in thousands)
2008	$ 315
2009	10,040
2010	265
2011	260
2012	275
Thereafter	6,275
	$17,430

NOTE L - RELATED PARTY TRANSACTIONS AND ARRANGEMENTS

Related Party Consulting Services

During 2007, the Company received professional sales training services from an organization in which the principal owner is a member of the Company's President and CEO's household. Fees and expenses paid for these services totaled $204,000.

Agreements with Former Parent

In connection with the Company's initial public offering, the Company and the Company's Former Parent entered into a Master Separation and Distribution Agreement (the "Separation Agreement"), a Corporate Agreement, and a Tax Allocation and Indemnification Agreement (the "Tax Allocation Agreement").

The Separation Agreement governs the rights and obligations of the Former Parent and the Company with respect to, among other items, (i) the initial public offering and the distribution by the Former Parent to its common stockholders of the shares of the Company's common stock held by the Former Parent, (ii) support services, manufacturing and distribution arrangements and (iii) the treatment of the Company's and the Former Parent's options upon separation. Under the Separation Agreement, the Company capitalized $13,148,000 of notes payable to the Former Parent in 2004 and the Company repaid the remaining balance of the notes payable of $3,000,000 as of May 29, 2004 from the proceeds of the initial public offering in June 2004. Further, the Company and the Former Parent will provide indemnification to each other, as specified in the Agreement. As of June 2, 2007, there are no claims made against either party and the Company is unable to determine any potential exposure it may have under this indemnification provision.

The Tax Allocation Agreement governs the respective rights, responsibilities and obligations of the Former Parent and the Company after the initial public offering with respect to tax liabilities and benefits, tax attributes, tax contests and other matters regarding income taxes, non-income taxes and related tax returns, previously included in the tax-sharing arrangement.

Allocations From Former Parent

Certain identifiable, allocable costs incurred by the Former Parent on behalf of the Company with respect to commissions, foreign selling and administrative expenses were proportionately charged to the Company through December 31, 2004. These amounts totaled $163,000 for the year ended May 28, 2005. No amounts were charged to the Company during the years ended June 2, 2007 and June 3, 2006.

In addition to the allocations, the Former Parent provided insurance coverage to the Company through October 30, 2004, which totaled $222,000 for the year ended May 28, 2005. The amount payable by the Company for such coverage was the actual cost of such insurance as allocated by the insurance carrier providing such coverage, and if such allocation was not provided by the insurance carrier the amount payable by the Company was determined by the Former Parent based upon the respective total revenues of the Former Parent and the Company and such other factors as the Former Parent reasonably determined to be appropriate.

Sales to Former Parent and Former Parent's Affiliates

Sales to the Former Parent and the Former Parent's affiliates were approximately $305,000 and $979,000 in 2006 and 2005 respectively. There were no significant sales to these affiliates in 2007.

NOTE L—RELATED PARTY TRANSACTIONS AND ARRANGEMENTS (Continued)

Related Party Purchases

During 2005, the Company purchased $192,000 of products and services from a company in which an officer of the Company was a partner and executive officer. In 2005, the officer resigned as an officer of the entity and sold his ownership interest in it.

NOTE M - RETIREMENT PLANS

The Company has a profit-sharing plan under which it makes discretionary contributions to eligible employees, and a companion 401(k) plan under which eligible employees can defer a portion of their compensation, part of which is matched by the Company. Profit-sharing contributions were $411,000, $431,000, and $360,000, in 2007, 2006, and 2005, respectively. Matching contributions were $234,000, $249,000, and $211,000, in 2007, 2006, and 2005, respectively.

NOTE N - STOCKHOLDERS' EQUITY

1. Capitalization

On February 27, 2004, the Company's Board of Directors and the Former Parent, as sole stockholder, approved the Company's Amended and Restated Certificate of Incorporation (the "Amended Certificate"). Under the Amended Certificate, the authorized capital stock of the Company is 50,000,000 shares, consisting of 45,000,000 shares of common stock, par value $.01 per share and 5,000,000 shares of preferred stock, par value $.01 per share. Pursuant to the Amended Certificate, (i) each share of voting common stock, $1 par value and (ii) each share of non-voting common stock, $1 par value was reclassified and exchanged into 9,200 shares of issued, fully paid, non-assessable common stock for a total of 9,200,000 shares to be then outstanding.

The holders of common stock are entitled to one vote for each share held. Subject to preferences applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably dividends, if any, as may be declared by the Board of Directors out of funds legally available for dividend payments. If the Company liquidates, dissolves, or winds up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no pre-emptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that the Company may designate in the future.

The Company's board of directors has the authority to (i) issue the undesignated preferred stock in one or more series, (ii) determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any wholly un-issued series of undesignated preferred stock and (iii) fix the number of shares constituting any series and the designation of the series, without any further vote or action by the Company's stockholders.

2. Stock Options

The Company has two stock-based compensation plans, exclusive of the stock option plans assumed in connection with the acquisition of RITA and the stock options plans related to the distribution by E-Z-EM of all of its shares of the Company's common stock to the E-Z-EM stockholders in October 2004 (the "Spin-off"). These plans provide for the issuance of up to approximately 3.5 million shares of common stock.

NOTE N—STOCKHOLDERS' EQUITY (Continued)

1997 Stock Option Plan

In 1997, the Company adopted a Stock Option Plan (the "1997 Plan"). The 1997 Plan provides for the grant to key employees of both nonqualified stock options and incentive stock options and to members of the Board of Directors and consultants of nonqualified stock options. A total of 1,497,674 shares of the Company's common stock may be issued under the 1997 Plan pursuant to the exercise of options. All stock options must have an exercise price of not less than the fair market value of the shares on the date of grant. Options will be exercisable over a period of time to be designated by the administrators of the 1997 Plan (but not more than 10 years from the date of grant) and will be subject to such other terms and conditions as the administrators may determine. The 1997 Plan terminated in March 2007 and as such, no further options will be granted under this plan. The vesting schedule is subject to the discretion of the Company's Board of Directors. Options are exercisable immediately upon vesting. In addition, all options, whether vested or not, become exercisable in full immediately upon a change of control, as defined under the 1997 Plan.

2004 Stock and Incentive Award Plan

The 2004 Stock and Incentive Award Plan (the "2004 Plan") provides for the grant of incentive options to the Company's employees and for the grant of non-statutory stock options, restricted stock, stock appreciation rights, performance units, performance shares and other incentive awards to the Company's employees, directors and other service providers. A total of 2,000,000 shares of the Company's common stock have been reserved for issuance under the 2004 Plan, which includes an additional 1,000,000 shares authorized by the Company's Board of Directors in August 2006 and approved by the Company's stockholders in October 2006, of which up to 800,000 shares may be issued upon the exercise of incentive stock options. The compensation committee of the Board of Directors administers the 2004 Plan. The committee determines the exercise price of options granted under the 2004 Plan, but for all incentive stock options the exercise price must at least be equal to the fair market value of the Company's common stock on the date of grant, and vesting terms. The term of an incentive stock option may not exceed ten years.

Mirror Stock Option Plans

In connection with the completion of the spin-off of the Company by E-Z-EM (see Note A), as of October 29, 2004, all outstanding E-Z-EM options ("E-Z-EM Pre-spin Options") were adjusted and Company options (the "Mirror Options") were issued to E-Z-EM option holders. The E-Z-EM Pre-spin Options and the Mirror Options are collectively referred to herein as the "Replacement Options".

The exercise price and the number of shares subject to each of the Replacement Options was established pursuant to a formula designed to ensure that: (1) the aggregate "intrinsic value" (i.e., the difference between the exercise price of the option and the market price of the common stock underlying the option) of the Replacement Option did not exceed the aggregate intrinsic value of the outstanding E-Z-EM Pre-spin Option that were replaced by such Replacement Option immediately prior to the spin-off and (2) the ratio of the exercise price of each option to the market value of the underlying stock immediately before and after the spin-off was preserved.

Substantially all of the other terms and conditions of each Replacement Option, including the time or times when, and the manner in which, each option is exercisable, the permitted method of exercise, settlement and payment, the rules that apply in the event of the termination of employment of the employee, the events, if any,

NOTE N—STOCKHOLDERS' EQUITY (Continued)

that may give rise to an option holder's right to accelerate the vesting or the time or exercise thereof and the vesting provisions, are the same as those of the replaced E-Z-EM Pre-spin Option, except for the duration of the exercise periods of the Mirror Options, all of which will expire no later than May 2008. In addition, option holders who are employed by one company are permitted to exercise, and are subject to all of the terms and provisions of, options to acquire shares in the other company as if such holder was an employee of such other company.

As a result of the spin-off, on October 29, 2004, 421,926 Mirror Options, with a weighted average exercise price of $4.22, were issued to E-Z-EM officers, directors, employees and consultants. Mirror Options to acquire 4,104 shares of common stock were outstanding and exercisable as of June 2, 2007.

RITA Stock Option Plans

In connection with the acquisition of RITA, the Company assumed all outstanding options to acquire RITA common stock (the "RITA Options"). Upon exercise, the RITA Options will result in the Company issuing approximately 988,815 shares of the Company's common stock with a weighted average exercise price of $17.30, net of the Cash Component (see Note C). Except for RITA Options that were fully vested due to employee terminations and change-of-control provisions in connection with the completion of the acquisition of RITA, options under these plans maintain their original vesting provisions and generally expire ten years from the original date of grant. The Company does not anticipate future grants will be made under these plans. As of June 2, 2007, RITA Options to acquire 810,815 shares of Company common stock were outstanding, of which RITA Options to acquire 681,871 shares of Company common stock were exercisable.

In accordance with the Merger Agreement, the options held by RITA employees became exercisable for shares of the Company's common stock and a fixed cash component payable to the holder at option exercise (see Note C). Under SFAS 123(R), an exchange of stock-based compensation awards in a combination is treated as a modification. Based upon the fact that the receipt of cash is contingent upon the exercise of the option, and not the vesting of such option, the RITA Options were classified as equity. The Company calculated the fair value of the RITA options immediately prior to the modification, utilizing fair value assumptions at the time the merger was being contemplated and the fair value of the replacement awards. It was determined there was no incremental compensation cost required to be recognized for either the vested or unvested options.

The fair value of the RITA options assumed in connection with the acquisition of RITA was calculated using the Black-Scholes model with the following weighted-average assumptions:

Stock options assumed in acquisition	988,815
Weighted-average fair value	$ 12.63
Black-Scholes Assumptions:	
Expected stock price volatility	50.6%
Risk-free interest rate	4.98%
Expected term (in years)	2.6
Expected dividend yield	0

NOTE N—STOCKHOLDERS' EQUITY (Continued)

Stock Option Activity:

The following schedule summarizes stock option activity as of and for the years ended June 2, 2007, June 3, 2006, and May 28, 2005:

	2007				2006		2005	
	Shares	Weighted-average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value (in thousands)	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of year	1,251,145	$13.23			1,552,392	$ 6.93	1,490,318	$5.21
Granted	552,368	$19.25			381,600	$24.71	737,769	$8.25
Assumed in acquisition	988,815	$17.30						
Exercised	(559,459)	$ 7.32			(634,364)	$ 4.70	(599,766)	$4.22
Forfeited	(99,207)	$20.74			(48,483)	$13.27	(75,929)	$7.28
Outstanding at end of year	2,133,662	$17.88	7.72 years	$23,156	1,251,145	$13.23	1,552,392	$6.93
Options exercisable at year-end	1,044,564	$16.40	7.37 years	$11,418	590,257	$ 6.67	1,057,318	$4.69
Options expected to vest as of end of 2007	885,621	$20.02	8.00 years	$ 9,406				
Weighted-average fair value of options granted during the year		$10.70				$12.52		$6.52

On June 2, 2007, there remained 839,711 shares available for granting of options under the 2004 Plan. Options are exercisable into common stock.

All Company options were granted at exercise prices equal to the quoted market price of the Company's common stock at the date of the grants. Options under these grants vest 25% per year over four years for employees and 100% after one year for consultants. Initial grants to directors vest 25% per year over four years and subsequent grants to directors vest 33 1/3% per year over three years. Options granted prior to May 1, 2007, expire on the tenth anniversary of the grant date. Options granted on or after May 1, 2007, expire on the seventh anniversary of the grant date. The total intrinsic value of options exercised, excluding Mirror Options, was $2,883,000, $1,158,000, and $1,088,000 for the years ended June 2, 2007, June 3, 2006, and May 28, 2005, respectively. The Company generally issues authorized but unissued shares upon stock option exercises and the settlement of performance share awards and restricted stock units.

The fair value of the options granted under the 1997 and 2004 Plans was estimated at the date of grant using the Black-Scholes option-pricing model assuming no expected dividends and the following weighted-average assumptions:

	2007	2006	2005
Expected stock price volatility	55.63%	56.21%	54.79%
Risk-free interest rate	4.76%	4.17%	4.13%
Expected life of options	5.9 years	5.4 years	6.1 years

NOTE N—STOCKHOLDERS' EQUITY (Continued)

The following information applies to options outstanding at June 2, 2007:

Range of exercise prices	Number outstanding	Weighted-average remaining life in years	Weighted-average exercise price	Number Exercisable	Weighted-average exercise price
$ 2.57 – $ 3.22	16,620	2.53	$ 2.87	16,620	$ 2.87
$ 4.35 – $ 6.52	66,889	5.09	5.71	53,311	5.51
$ 6.68 – $ 9.61	22,872	5.39	7.90	22,872	7.90
$ 10.48 – $ 15.70	637,400	6.93	12.67	472,014	12.66
$ 15.76 – $ 23.54	947,001	8.38	18.61	360,016	19.20
$ 23.95 – $ 35.11	428,075	7.87	25.24	104,926	25.66
$ 36.20 – $ 53.92	12,746	3.93	50.61	12,746	50.61
$ 93.52 – $ 93.52	144	1.62	93.52	144	93.52
$186.61 – $198.69	1,915	.88	195.66	1,915	195.66
	2,133,662	7.72	$ 17.88	1,044,564	$ 16.40

3. *Stockholder Rights Plan*

In connection with the IPO, the Company's Board of Directors adopted a stockholder rights plan (the "Rights Plan"). Under the Rights Plan each outstanding share of the Company's common stock issued between the date on which the Parent entered into the underwriting agreement for the IPO and the distribution date, as defined, will be coupled with a stockholders right, as defined. Initially, the stockholder rights have been attached to the certificates representing outstanding shares of common stock, and no separate rights certificates have been distributed. Each right, when exercisable, will entitle the holder to purchase one ten-thousandth of a share of a designated preferred stock at a price of $78.00. Each one ten-thousandth of a share of the designated preferred stock will have economic and voting terms equivalent to one share of the Company's common stock. Until it is exercised, the right itself will not entitle the holder thereof to any rights as a stockholder, including the right to receive dividends or to vote at stockholder meetings. At any time until the earlier of (1) the distribution date or (2) the final expiration date of the rights agreement, the Company may redeem all of the stockholder rights at a price of $.01 per right. At any time after a person has become an acquiring person and before the acquisition by such person of 50% or more of the outstanding shares of the Company's common stock, the Company may exchange the stockholder rights in whole or in part, at the defined exchange ratio. The rights plan is designed to protect the Company's stockholders in the event of unsolicited offers to acquire the Company and other takeover actions, which in the opinion of the Board of Directors could impair their ability to represent the stockholders' interests.

4. *Performance Share and Restricted Stock Unit Awards*

The Company may grant restricted stock units or performance share awards to certain employees under the 2004 Plan. The performance criteria established by the compensation committee for vesting the performance share awards is the achievement of certain earnings per share ("EPS") goals and revenue goals by the Company for each of the 2006 through 2009 fiscal years. Shares not earned in a fiscal year may be earned in the following fiscal year if the EPS or revenue goals in such following year are exceeded by an amount at least equal to the shortfall for the applicable goal for the preceding year. The performance share awards are subject to additional

NOTE N—STOCKHOLDERS' EQUITY (Continued)

conditions, including the recipient's continued employment with the Company. The restricted stock unit awards vest in full upon the recipient's continued employment with the Company through the end of the Company's fiscal year ending on or about May 30, 2009. The restricted stock unit awards will be forfeited if the recipient ceases to be employed by the Company, competes with the business of the Company, or otherwise engages in activities detrimental to the Company's business before such date. The performance share awards and restricted stock units settle in shares of the Company's common stock on a one-for-one basis.

The Company values performance share and restricted stock unit awards based on the closing trading value of the Company's shares on the date of grant. The Company recognizes the compensation cost related to its non-vested stock awards ratably over the requisite service period, which is consistent with the treatment prior to the adoption of SFAS 123(R). Under APB 25, the performance share and restricted stock unit awards were accrued as vested and recorded in accrued liabilities. During the year ended June 2, 2007, the vested performance shares were issued and the liability for the restricted stock unit awards was reclassified to additional paid-in capital as required by SFAS 123(R).

Information related to non-vested stock awards as of and for the year ended June 2, 2007, is as follows:

	Non-Vested Stock Award Units	Weighted Average Grant-Date Fair Value
Balance as of June 3, 2006	67,500	$18.70
Granted	10,252	$22.80
Cancelled	(7,000)	$18.70
Vested	(8,437)	$18.70
Balance as of June 2, 2007	62,315	$19.38

5. Unrecognized Compensation Cost:

Under the provisions of SFAS 123(R), the Company will recognize the following future expense for awards outstanding as of June 2, 2007:

	Unrecognized Compensation Cost	Weighted Average Remaining Vesting Period (in years)
Stock options	$ 9,406,000	2.82
Non-vested stock awards	792,000	2.00
	$10,198,000	2.78

Of the $9.4 million of unrecognized stock option compensation cost at June 2, 2007, approximately $1.1 million relates to RITA options. Unrecognized compensation cost for stock options is presented net of 8.1% assumed annual forfeitures.

NOTE N—STOCKHOLDERS' EQUITY (Continued)

6. Employee Stock Purchase Plan

The Employee Stock Purchase Plan (the "Stock Purchase Plan") provides a means by which employees of the Company (the "participants") are given an opportunity to purchase common stock of the Company through payroll deductions. The maximum number of shares to be offered under the Stock Purchase Plan is 200,000 shares of the Company's common stock, subject to any increase authorized by the Board of Directors. Shares are offered through two purchase periods, each with a duration of approximately 6 months, commencing on the first business day of the first and third fiscal quarters. An employee is eligible to participate in an offering period if, on the first day of an offering period, he or she has been employed in a full-time capacity for at least six months, with a customary working schedule of 20 or more hours per week and more than five months in a calendar year. Employees who own stock possessing 5% or more of the total combined voting power or value of all classes of the Company's stock are not eligible to participate in the Stock Purchase Plan. The purchase price of the shares of common stock acquired on each purchase date will be the lower of (i) 85% of the fair market value of a share of common stock on the first day of the offering period or (ii) 85% of the fair market value of a share of common stock on the last day of the purchase period, subject to adjustments made by the Board of Directors. The Stock Purchase Plan is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code.

The Company uses the Black-Scholes option-pricing model to calculate the purchase date fair value of the shares issued under the Stock Purchase Plan and recognizes expense related to shares purchased ratably over the offering period.

For the years ended June 2, 2007 and June 3, 2006, 32,765 and 23,435 shares, respectively, were issued at an average price of $14.84 and $15.62, respectively, under the Stock Purchase Plan. As of June 2, 2007, 134,432 shares remained available for future purchases under the Stock Purchase Plan.

NOTE O - STOCK-BASED COMPENSATION

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of June 4, 2006, the first day of the Company's 2007 fiscal year. The Company's consolidated financial statements as of and for the year ended June 2, 2007, reflect the impact of SFAS 123(R). In accordance with the modified prospective transition method, the Company's consolidated financial statements have not been restated to include the impact of SFAS 123(R). Stock-based compensation expense recognized under SFAS 123(R) for the year ended June 2, 2007, was $2,372,000, net of income taxes of $1,126,000. During the years ended June 3, 2006 and May 28, 2005, compensation expense of $81,000 and $75,000, respectively, was recognized for options granted to consultants. During the year ended June 3, 2006, $371,000 was recognized for restricted stock unit and performance share awards granted to employees.

NOTE O—STOCK-BASED COMPENSATION (Continued)

The following table summarizes stock-based compensation in accordance with SFAS 123(R) for the year ended June 2, 2007, which was allocated as follows (in thousands):

Cost of goods sold	$ 476
Sales and marketing	966
General and administrative	1,441
Research and development	615
Stock-based compensation expense included in operating expenses	3,022
Total stock-based compensation expense	3,498
Tax benefit	1,126
Stock-based compensation expense, net of tax	$2,372

If the Company had elected to recognize compensation expense based upon the fair value at the grant date for options and awards granted under these plans to key employees and to members of the Board of Directors, consistent with the methodology prescribed by SFAS No. 123, the Company's pro forma net income and earnings per common share would be as follows:

	2006	2005
	(in thousands, except per share data)	
Net income		
As reported	$ 6,866	$ 4,548
Add total stock-based compensation recorded under intrinsic value based method for all awards, net of tax of $180 in 2006 and $29 in 2005	293	47
Deduct total stock-based compensation under fair value based method for all awards, net of tax of $848 in 2006 and $788 in 2005	(1,383)	(1,285)
Pro forma net income	5,776	3,310
Basic earnings per common share		
As reported	$ .55	$ .39
Pro forma	.47	.29
Diluted earnings per common share		
As reported	$ .53	$ .37
Pro forma	.45	.27

NOTE P - SUPPLY AND DISTRIBUTION RIGHTS AGREEMENT

On October 17, 2005, the Company entered into a Supply and Distribution Rights Agreement (the "Agreement") with Bioniche Pharma Group Limited ("Bioniche").

Under the Agreement, the Company was appointed the exclusive distributor in the Field (as defined below) in the United States and any other areas as may be agreed to by the parties (the "Territory") of Bioniche's sodium tetradecyl sulfate product in concentrations of 1% and 3%, and any concentration subsequently approved by the U.S. Food and Drug Administration (the "FDA"), brand name "Sotradecol™", and any improvements thereto, during the term of the Agreement, together with packaging, labeling and accessories (the "Product").

NOTE P—SUPPLY AND DISTRIBUTION RIGHTS AGREEMENT (Continued)

The distribution rights cover sales to general surgeons, vascular surgeons, general/vascular surgeons, interventional radiologists, cardiovascular surgeons, cardiothoracic surgeons and cardiologists for the treatment of varicose veins or other vascular indications as may be approved by the FDA (the "Field"). Sotradecol is used in sclerotherapy, a non-surgical procedure to remove varicose veins.

The Agreement also provides the Company with a right of first negotiation for any additional products developed by Bioniche or its affiliates for use in the Field in the Territory. The Company has agreed not to distribute, market or sell in the Field in the Territory during the term of the Agreement any other sclerosing agent approved by the FDA for use in the treatment of varicose veins or other vascular indications.

The initial term of the Agreement is seven years, with automatic successive three-year renewal terms unless terminated by either party on 120 days' written notice. Under the Agreement, the Company is required to pay Bioniche a non-refundable fee of $2.3 million, consisting of $1.5 million payable 30 days after the date of the Agreement and $800,000 payable at the end of the Company's first fiscal quarter following the first commercial sale of Product.

To maintain its exclusive distribution rights, the Company must purchase minimum quantities of Product in each year of the Agreement. If the Company fails to do so, Bioniche's sole remedy is to convert the relationship to a non-exclusive distributorship. If a pharmaceutical product containing sodium tetradecyl sulfate or polidocanol as the active ingredient which is approved by the FDA for use in the treatment of varicose veins or other vascular indications in the Territory, other than the Product, is sold in the Field in the Territory by an unaffiliated third party during the term of the Agreement, the annual minimum purchase requirements will automatically be reduced by 50% for the remainder of the Agreement and any renewal term.

Bioniche has agreed to indemnify the Company against, among other things, any injury, illness or death of any person due to the composition or manufacture of the Product. The Company has agreed to indemnify Bioniche against, among other things, any claims based on or attributable to any unauthorized modification or alteration of the Product made by the Company or the combination by the Company of the Product with any medical device. As of June 2, 2007, there were no claims made against either party, and the Company is unable to determine any potential exposure it may have under the indemnification provision.

During 2006, the Company made installment payments of $2,300,000 and, together with legal costs to execute the Agreement of $93,000, a total of $2,393,000 has been recorded on the balance sheet under "Intangible Assets" as of June 3, 2006. The amortization of the non-refundable fees and associated costs to execute the Agreement will be recognized as the revenue is earned from sales of Sotradecol over the initial seven-year term of the Agreement.

On July 12, 2006, the Company entered into an amendment ("Amendment") to the Agreement. The Amendment expands the Field beyond the categories of physicians initially defined as the Field to include all "persons," which may include hospital pharmacies, group purchasing organizations and wholesalers, as well as any physicians in the United States, for use in the treatment of varicose veins or other vascular indications. Within 21 days after the date of execution of the Amendment, Bioniche and its affiliates are to take all reasonable commercial efforts to terminate any existing relationships with or outstanding commitments to all other persons relating to the sale and/or distribution of Product in the United States. If, after such time, Bioniche or its affiliates are required to deliver Product to third persons for sale and/or use in the United States, all such deliveries are to be credited towards the Company's minimum purchase requirements and towards its "run rates," as described below, as well as against the $3,600,000 payment required to be made in the second contract year, as described below.

NOTE P—SUPPLY AND DISTRIBUTION RIGHTS AGREEMENT (Continued)

The Amendment adds a requirement that the Company purchase a minimum of $3,600,000 of Product in the second contract year (i.e. , the 12-month period July 1, 2006 through June 30, 2007). If the Company fails to do so, it is required to pay Bioniche the difference between $3,600,000 and the amount paid by the Company for Product in that contract year. The Company met this purchase commitment during the second contract year.

The Amendment adds the requirement that the Company make three milestone payments due 30 days after achieving certain cumulative sales of Product. Payments of $500,000, $1,000,000 and $1,000,000 are due upon achieving cumulative sales of $10,000,000, $25,000,000 and $50,000,000, respectively. Upon making each milestone payment, the Company will have the right to extend the initial term of the Agreement (which ends on June 30, 2012) for one year (upon making the first milestone payment) and two years (upon making each of the second and third milestone payments). If the Company should lose any of its exclusive distribution rights under the Agreement, as amended, any milestone payments not yet made would not be required to be made. In addition, if the Company should lose any of its exclusive distribution rights for the expanded Field, as described below, and Bioniche appoints another exclusive distributor for the expanded Field, any such milestone payments previously made would be returned to the Company. None of these sales milestones were achieved during the year ended June 2, 2007.

The Amendment adds a requirement that the Company achieve certain monthly levels of commercial sales, or "run rates," during the third, fourth and fifth contract years, as well as increasing the minimum annual purchase requirements for those contract years. Failure to achieve such sales levels for any three consecutive months will result in the loss of the Company's exclusive distribution rights under the Agreement for the expanded Field, but not for the physicians that initially comprised the Field under the Agreement. Similarly, failure to make the new minimum annual purchases in any such contract year, unless cured as provided in the Agreement, will result in a loss of exclusive rights under the Agreement for the expanded Field, but not for the initial Field, provided the Company continues to meet the minimum annual purchase requirements set forth initially in the Agreement.

NOTE Q - ASSET PURCHASE AGREEMENT

On May 1, 2006, the Company entered into an Asset Purchase Agreement (the "Agreement") with Medron Inc. to acquire the rights, titles, and interests in, and to, Patent Pending Technology for purposes of manufacturing, marketing, and selling proprietary Vascular Access Ports, following administrative approval. Upon signing the agreement, the Company paid $500,000, which has been recorded on the balance sheet under "Intangible Assets" as of June 3, 2006.. During the year ended June 2, 2007, the Company made an additional payment of $1,500,000, which together with the $3,500,000 payment due on or before May 1, 2008, has also been recorded under Intangible Assets as of June 2, 2007. Amortization is being recorded on a straight-line basis over the life of the patent (19 years).

Future periodic payments under the Agreement are as follows:

$3,500,000 on the 2-year anniversary of the effective date of the Agreement (May 1, 2008), or upon the first commercial sale of the Product by the Company, whichever is earlier. The amount of the future payment has been included on the balance sheet under "Intangible Assets" with a corresponding credit to "Other current liabilities" as of June 2, 2007.

NOTE Q—ASSET PURCHASE AGREEMENT (Continued)

$2,500,000 upon issuance (within 10 years of the effective date of the Agreement) of a U.S. patent claiming priority to the Patent Application, or any issuance of a patent to the Company within 10 years of the effective date of the Agreement in which the original owners are the inventors.

NOTE R—COMMITMENTS AND CONTINGENCIES

Leases

The Company is committed under non-cancelable operating leases for facilities and equipment. During 2007, 2006, and 2005, aggregate rental costs under all operating leases were approximately $883,000, $570,000, and $442,000, respectively. Future annual payments under non-cancelable operating leases in the aggregate (in thousands), of which one includes an escalation clause, with initial remaining terms of more than one year at June 2, 2007, are summarized as follows:

2008	$ 480
2009	471
2010	415
2011	15
	$1,381

Litigation Matters

Diomed v. AngioDynamics

On January 6, 2004, Diomed, Inc. ("Diomed") filed an action against the Company entitled Diomed, Inc. v. AngioDynamics, Inc. et al., civil action no. 04 10019 RGS in the U.S. District Court for the District of Massachusetts. Diomed's complaint alleged that the Company infringed on Diomed's U.S. patent no. 6,398,777 by selling a kit for the treatment of varicose veins (now called the "VenaCure Procedure Kit") and two diode laser systems: the Precision 980 Laser and the Precision 810 Laser, and by conducting a training program for physicians in the use of our VenaCure Procedure Kit. The complaint alleged the Company's actions have caused, and continue to cause, Diomed to suffer substantial damages. The complaint sought to prohibit the Company from continuing to market and sell these products, as well as conducting a training program, and asked for compensatory and treble money damages, reasonable attorneys' fees, costs and pre-judgment interest. The Company believes that the Company's product does not infringe the Diomed patent.

On March 28, 2007, the jury returned a verdict in favor of Diomed and awarded compensatory monetary damages in the amount of $8.36 million. The jury concluded, however, that there was no willful infringement by the Company. On May 22, 2007, the judge for the Federal District Court in Boston denied the Company's motion to overturn the verdict and increased the judgment for compensatory damages by $1.35 million, to $9.71 million, to cover pretrial interest and post-verdict sales of the infringing products. The judgment also requires the Company to pay interest to Diomed at an annual rate of approximately 5% of the damage award for the period of time between the verdict and actual payment of the award. As such, the Company has recorded a charge of $9.71 million to general and administrative expenses and $80,000 to interest expense in the consolidated statement of operations for the year ended June 2, 2007, with a corresponding credit under the heading "Other long-term liabilities" in the consolidated balance sheet as of June 2, 2007.

NOTE R—COMMITMENTS AND CONTINGENCIES (Continued)

The Company disputes the infringement verdict and on June 20, 2007, filed an appeal in the U.S. Court of Appeals for the Federal Circuit in Washington, D.C.

On July 2, 2007, the judge for the Federal District Court in Boston, Massachusetts, issued an injunction that prohibits the Company from selling its original bare fiber VenaCure kits and the laser consoles for use with those kits. In anticipation of this injunction, the Company stopped selling its bare fiber kits in April 2007, and beginning June 2, 2007, began selling its new NeverTouch disposable kits and laser consoles which are unaffected by the injunction.

The Company purchases the lasers and laser fibers for its laser systems from biolitec under the biolitec Supply Agreement. Some time ago, biolitec advised the Company that, based on the refinement of the claims in the Diomed action, biolitec believed such claims were not within biolitec's indemnification obligations under the biolitec Supply Agreement. The Company advised biolitec that it disagreed with biolitec's position and that the Company expected biolitec to continue to honor its indemnification obligations to the Company under the biolitec Supply Agreement. Pending the outcome of ongoing discussions regarding this issue, biolitec agreed to continue to provide, at its cost and expense, the Company's defense in the Diomed action. Effective April 15, 2007, biolitec terminated any further defense of the Company in this action. As a result of biolitec's actions, and to protect its own interests, as of April 15, 2007, the Company has paid the ongoing defense costs.

The Company will act vigorously to enforce its rights against biolitec to honor its obligations under the biolitec Supply Agreement. However, in the event it is ultimately determined that the claims asserted in this action are not within biolitec's indemnification obligations under the biolitec Supply Agreement, the Company may be required to reimburse biolitec for the costs and expenses of defending the Diomed action and may be responsible for paying any settlements or judgments in this action.

VNUS Medical Technologies v. Diomed, Vascular Solutions, and AngioDynamics

On October 4, 2005, VNUS Medical Technologies, Inc. ("VNUS") filed an action against the Company, and others (collectively, the "Defendants") entitled *VNUS Medical Technologies, Inc. v. Diomed Holdings, Inc., Diomed Inc., AngioDynamics, Inc., and Vascular Solutions, Inc.*, case no. C05-02972 MMC, filed in the U.S. District Court for the Northern District of California. The complaint alleges that the Defendants infringed on VNUS' U.S. patent nos. 6,258,084, 6,638,273, 6,752,803, and 6,769,433 by making, using, selling, offering to sell and/or instructing users how to use Diomed's "EVLT" products, AngioDynamics' "VenaCure" products, and Vascular Solutions' "Vari-Lase" products. The complaint alleges the Defendants' actions have caused, and continue to cause, VNUS to suffer substantial damages. The complaint seeks to prohibit the Defendants from continuing to market and sell these products and asks for compensatory and treble money damages, reasonable attorneys' fees, costs and pre-judgment and post-judgment interest. The Company believes that its products do not infringe the VNUS patents and that the patents are invalid. The Company has filed an answer to the complaint, including a counterclaim for relief and a demand for jury trial. The Court has set October 2007 for the trial of this action. There is a reasonable possibility of an outcome unfavorable to the Company in this action, with a range of potential loss between $0 and $36 million.

NOTE R—COMMITMENTS AND CONTINGENCIES (Continued)

Hazel Smart v. St. Mary's Hospital

The Company was named as a defendant in an action entitled *Karen Incardona, Temporary Administrator of the Estate of Hazel Smart* v. *St. Mary's Hospital,* et al, filed in the District Court of Waterbury, Connecticut, on January 3, 2007. The complaint alleges that the Company and its co-defendant, Medical Components, Inc. ("Medcomp"), manufactured and sold a defective catheter that was used in the treatment of, and caused the death of, a hemodialysis patient, as well as committing other negligent acts. The complaint seeks compensatory and other monetary damages in unspecified amounts. Under the Company's distribution agreement with Medcomp, Medcomp is required to indemnify the Company against all the Company's costs and expenses, as well as losses, liabilities and expenses (including reasonable attorneys' fees) that relate in any way to products covered by the agreement. The Company tendered the defense of the *Smart* action to Medcomp, and Medcomp accepted defense of this action. Based upon the Company's prior experience with Medcomp, the Company expects Medcomp to honor its indemnification obligation if it is unsuccessful in defending this action.

Holleran v. RITA Medical Systems, Inc. et al

On December 15, 2006, an alleged holder of RITA common stock filed a purported class action lawsuit captioned *Holleran v. RITA Medical Systems, Inc., et al.*, Case No. RG 06-302394, or the Stockholder Action, in the Superior Court of the State of California for the County of Alameda. The complaint names as defendants RITA and each of RITA's directors.

In the complaint, the plaintiff has alleged that, in pursuing the transaction with the Company and approving the merger agreement, the directors of RITA breached their fiduciary duties to RITA's stockholders by, among other things, executing a merger agreement with a termination fee, a no solicitation clause and a restriction on issuing press releases without the Company's consent, engaging in self-dealing and prematurely selling RITA before RITA's share value could reflect projected profitable financial information and the commencement of market release shipments of RITA's Habib 4X laparoscopic tool. The plaintiffs have further alleged that the merger agreement resulted from a process designed to ensure the sale of RITA to the Company for the benefit of RITA insiders.

The complaint filed by plaintiff seeks, among other things, a determination that the litigation is properly maintained as a class action, a declaration that the merger agreement was entered into in breach of the RITA directors' fiduciary duties, rescission of the merger or any of the terms thereof to the extent implemented, imposition of a constructive trust with respect to any payments or awards to be issued to defendants, an injunction enjoining RITA, the RITA directors and others from consummating the merger unless and until the joint proxy statement/prospectus is revised, a direction requiring that the RITA directors exercise their fiduciary duties to obtain a transaction which is in the best interests of RITA stockholders, an award of costs, including attorneys' and experts' fees, and other unspecified relief.

RITA and the Company agreed to settle the Stockholder Action and, in connection therewith, made certain modifications to the disclosures accompanying the amended joint proxy statement which was filed with the SEC on December 22, 2006, and to provisions in the Merger Agreement. Additionally, RITA and the Company agreed to reimburse the plaintiff's attorneys in the amount of $300,000 as awarded by the court. The court granted final approval of the parties' settlement on August 1, 2007.

NOTE R—COMMITMENTS AND CONTINGENCIES (Continued)

S.D. v. RITA Medical Systems Health Benefits Plan

On October 31, 2006, S.D. filed an action entitled *S.D., on her own behalf and as guardian of T.D., and Island View Residential Treatment Center, Inc. v. RITA Medical Systems Health Benefits Plan and Blue Cross of California,* case number 1:06-cv-135 DB, in the U.S. District Court for the District of Utah. The claim asserts a cause of action for recovery of benefits under 29 U.S.C. section 1132(a)(1)(B). The complaint alleges that the action of defendants in failing to make payment for the treatment provided by Island View Residential Treatment Center is a violation of the RITA Benefits Plan, the Blue Cross insurance policy, and California state law. RITA Benefits Plan denies all wrongdoing and intends to vigorously defend this action. On June 11, 2007, the court stayed the action pending resolution of an independent lawsuit involving Island View and Blue Cross of California and having similar issues. Progress in this action has not reached a point to assess with any reasonable degree of certainty the likelihood of an unfavorable outcome or an estimate of any potential loss.

Donald Neal Wilkerson v. Tasha Christian and RITA Medical Systems, Inc.

The Company has been named as a defendant in a wrongful death action entitled *Donald Neal Wilkerson, individually and as the Administrator of the Estate of Sandra Hatcher Wilkerson, deceased v. Tasha Christian and RITA Medical Systems, Inc.*, civil action number 06-871, and related arbitration proceedings, filed in the U.S. District Court for the Middle District of North Carolina on October 4, 2006. The plaintiff seeks unspecified damages, including both compensatory and punitive damages, costs, and such other relief as the court may deem appropriate in allegedly causing the death of Sandra Wilkerson.

On November 20, 2006, RITA filed a motion to dismiss the complaint on the ground that plaintiff's claims are time barred by the applicable statute of limitations. On November 29, 2006, plaintiff filed an Amended Complaint. RITA moved to dismiss the Amended Complaint on December 13, 2006, on statute of limitations grounds. Progress in this action has not reached a point to assess with any reasonable degree of certainty the likelihood of an unfavorable outcome or an estimate of any potential loss.

The Company is party to other legal actions that arise in the ordinary course of business. The Company believes that any liability resulting from any currently pending litigation will not, individually or in the aggregate, have a material adverse effect on the Company's business, financial condition, results of operations, or cash flows.

NOTE S - EXPORT SALES AND OVERSEAS DISTRIBUTORS

The Company's export sales were $7,073,000, $3,201,000, and $2,531,000, for 2007, 2006, and 2005, respectively.

NOTE S—EXPORT SALES AND OVERSEAS DISTRIBUTORS (Continued)

The Company markets its products internationally through a direct sales force and independent distributors. The international distributors may also distribute competitive products under certain circumstances. The international distributors also play an important role in the Company's clinical testing outside of the United States. The loss of any international distributor would not have a material adverse effect on the Company's business if a new distributor, sales representative or other suitable sales organization could not be found on a timely basis.

NOTE T—QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Quarterly results of operations during 2007 and 2006 were as follows:

	2007			
	First quarter	Second quarter	Third quarter	Fourth quarter
	(in thousands, except per share data)			
Net sales	$20,265	$24,369	$ 26,738	$40,855
Gross profit	11,926	14,244	15,949	24,048
Net income (loss)	1,898	2,454	(16,405)	2,926
Earnings (loss) per common share				
Basic (1)	.12	.16	(.88)	.12
Diluted (1)	.12	.15	(.88)	.12

	2006			
	First quarter	Second quarter	Third quarter	Fourth quarter
	(in thousands, except per share data)			
Net sales	$16,367	$18,707	$19,785	$23,592
Gross profit	9,520	10,846	11,548	13,607
Net income	1,293	1,655	1,880	2,038
Earnings per common share				
Basic (1)	.11	.14	.15	.16
Diluted (1)	.10	.13	.14	.15

(1) The sum of quarters does not equal the fiscal year due to rounding.

ANGIODYNAMICS, Inc. and Subsidiary

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance At Beginning Of period	(1) Charged to costs and expenses	(2) Charged to Other Accounts-describe	Deductions-describe	Balance At end Of period
Fifty-two weeks Ended May 28, 2005					
Allowance for inventory obsolescence	$ 885	$ 76		$(182)[b]	$ 779
Allowance for deferred tax asset	526	102			628
Allowance for doubtful accounts	289	$ (71)		(15)[a]	203
Totals	$1,700	$107		$(197)	$1,610
Fifty-three weeks Ended June 3, 2006					
Allowance for inventory obsolescence	$ 779	$726		$(183)[b]	$1,322
Allowance for deferred tax asset	628			(526)[d]	102
Allowance for doubtful accounts	203	$270		(43)[a]	430
Totals	$1,610	$996		$(752)	$1,854
Fifty-two weeks Ended June 2, 2007					
Allowance for inventory obsolescence	$1,322	$567	2,464[c]	$(638)[b]	$3,715
Allowance for deferred tax asset	102		2,115[c]		2,217
Allowance for doubtful accounts	430	$326	498[c]	(47)[a]	1,207
Totals	$1,854	$893	$5,077	$(685)	$7,139

(a) Accounts written off as uncollectible
(b) Writeoffs of obsolete or expired inventory
(c) Assumed in acquisition
(d) Expiration of fully-reserved capital loss carryforwards

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngioDynamics, Inc.

Date: August 14, 2007

By: /s/ Vincent Bucci
Vincent Bucci,
Chairman of the Board, Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: August 14, 2007 — /s/ Vincent Bucci
Vincent Bucci,
Chairman of the Board, Director

Date: August 14, 2007 — /s/ Eamonn P. Hobbs
Eamonn P. Hobbs, President,
Chief Executive Officer (Principal Executive Officer), Director

Date: August 14, 2007 — /s/ D. Joseph Gersuk
D. Joseph Gersuk,
Executive Vice President - Chief Financial Officer, Treasurer
(Principal Financial and Chief Accounting Officer)

Date: August 14, 2007 — /s/ Wesley E. Johnson, Jr.
Wesley Johnson,
Director

Date: August 14, 2007 — /s/ Howard W. Donnelly
Howard W. Donnelly,
Director

Date: August 14, 2007 — /s/ Jeffrey G. Gold
Jeffrey G. Gold,
Director

Date: August 14, 2007 — /s/ Dennis S. Meteny
Dennis S. Meteny,
Director

Date: August 14, 2007 — /s/ Paul S. Echenberg
Paul S. Echenberg,
Director

Date: August 14, 2007 — /s/ Steve LaPorte
Steve LaPorte,
Director

Date: August 14, 2007 — /s/ Robert E. Flaherty
Robert E. Flaherty,
Director